SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  FORM 10-SB/A1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                              TITAN MOTORCYCLE CO.
                              --------------------
                                   OF AMERICA
                                   ----------
             (Exact name of registrant as specified in its charter)


            Nevada                                              86-0776876
            ------                                              ----------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                               Identification No.)



      2222 West Peoria Avenue
        Phoenix, Arizona                                            85029
        ----------------                                            -----
(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code:             (602) 861-6977
                                                              ------------------

Securities to be registered pursuant to Section 12(b) of the Act:    NONE

Securities to be registered pursuant to Section 12(g) of the Act:   COMMON STOCK
                                                                    ------------


                          See Exhibit Index at Page 68

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS


Certain matters discussed in this Registration Statement on Form 10SB are "forward- looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.


PART I, ITEM 1. DESCRIPTION OF BUSINESS

         The genesis of Titan Motorcycle Co. of America ("Titan") was a small retail aftermarket motorcycle shop known as Paragon Custom Cycles in Phoenix, Arizona, which was owned and operated by the Company founder, Patrick Keery. Paragon specialized in aftermarket Harley DavidsonTM customizations, repairs and upgrades, as well as the sale of a wide range of optional equipment and parts for the Harley Davidson line.

         Through the design talents of its founder, Paragon became known for its unique award winning Harley Davidson customizations. It was not unusual for such customizations to increase a stock vehicle's cost by 50% to 100% of the original purchase price. In the customizing process, a good deal of factory installed hardware was removed and discarded and major design restrictions improved.


         Paragon evolved to designing and building custom large V-twin cylinder motorcycles from the ground up using various OEM parts. Although various configurations are used both domestically and internationally to power motorcycles; including one, two and four cylinder engines, the engine of choice in the United States for the larger displacement cruiser and touring bike classes of motorcycles is the V-twin engine. This engine design features two cylinders configured in a 45(degree) "V" shaped orientation.


         By 1994, the aftermarket Harley Davidson parts market had gestated to the point where all major and minor components, including engine and drive trains, needed to design and build a unique custom motorcycle from inception were readily available. While quality and continuity of supply were major challenges, a well connected shop owner could secure the necessary parts and labor to build the customer's dream creation.

         Paragon, under the design and engineering skills of its president, Patrick Keery, became the shop of choice for more and more customers who sought him out to have their concept bikes built.

         Initially, the process was somewhat long and tedious. It was not unusual for the total elapsed time from the design concept to delivery of the finished product to be as long as six months. The selling price for such vehicles could easily reach the $40,000 to $50,000 range.


         In late 1994, Patrick approached his principal financial backer (and father) with the idea of creating an integrated manufacturing company to dramatically reduce the cost of production while enhancing delivery for new and unique custom designed and manufactured V-twin cruiser motorcycle products. This approach did not require the essential rebuilding of other large V-twin production configurations. The idea was to implement this design and production concept in a disciplined "cell" manufacturing process and environment where a small team or single individual artisan would essentially build the custom motorcycle using readily available and scientifically arranged component parts. The disciplined cell manufacturing process is a production methodology whereby a complete motorcycle is built from all components by a single builder/technician, as opposed to an assembly line methodology where a team of individuals assemble a finished motorcycle by repetitive, individual processes such as when one worker puts on the wheels, another worker installs a motor, etc.

         The principal suppliers of the Company, and the parts purchased from these suppliers are identified in the table on the following page.

     VENDOR                    CITY AND STATE               PARTS PURCHASED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
S&S CYCLE                       VIOLA, WI                 MOTORS/MOTOR PARTS
--------------------------------------------------------------------------------
DAYTEC                          HESPERIA, CA              FRAMES/SHEET METAL
--------------------------------------------------------------------------------
CUSTOM CHROME                   MORGAN HILL, CA               MISC. PARTS
--------------------------------------------------------------------------------
PERFORMANCE MACHINE             LA PALMA, CA                 WHEELS/ROTORS
--------------------------------------------------------------------------------
BANDIT MACHINE WORKS            LANCASTER, PA                  CLUTCHES
--------------------------------------------------------------------------------
DEANO'S                         TEMPE, AZ                        PAINT
--------------------------------------------------------------------------------
URSCHEL MANUFACTURING           SCOTTSDALE, AZ           FORWARD CONTROL/PEGS
--------------------------------------------------------------------------------
WORKS PERFORMANCE               CANOGA PARK, CA                 SHOCKS
--------------------------------------------------------------------------------
EXTREME MACHINE                 PHOENIX, AZ                 MACHINED PARTS
--------------------------------------------------------------------------------
JIMS USA                        CAMARILLO, CA          TRANSMISSIONS/MOTOR PARTS
--------------------------------------------------------------------------------
         There are alternative sources for all items listed in the table. In some cases there might be temporary delays in the manufacturing process while alternate suppliers gear up to meet production level requirements. Because of the current parts inventories of the Company, these delays are not considered to be material.


         The present Company was incorporated in 1994 employing the foregoing production techniques. Shortly after the incorporation, it became apparent that the Company needed additional capital to grow and that it would be advantageous to seek out and complete a merger with a publicly held company which, as a result, would provide both a public market and a new source of capital. Readily available was Mojave Financial Services, Inc. At the time, Mojave was essentially inactive. A merger was completed in June of 1996, with Mojave Financial Services, Inc. contributing its capital; and, as the surviving entity, assuming the name Titan Motorcycle Co. of America, a Nevada corporation. Titan Motorcycle Co. of America, the pre-merger entity, was incorporated as an Arizona successor corporation to Paragon on December 12, 1994 and ceased existence pursuant to the foregoing merger and name change. The integrated Company has existed and continues since the date of merger on June 11, 1996.

         Research and development activities of the Company are ongoing. In calendar years 1996 and 1997, the Company has expended approximately $76,000 and $218,000 respectively in research and development. In the first seven months of 1998, the Company has expended $113,000 in research and development.

         The Company provides a six month warranty for all parts and labor with regard to its motorcycle products. In calendar year 1997, the Company recorded a reserve for warranty expense of $155,000. The Company has also obtained an extended warranty for the period of six months to two and half years (for a total warranty of 3 years). The Company pays $230 for each bike for this extended warranty protection.

         All present financial statements and other disclosures concerning the Company are based upon the merger accounting. The merger was accounted for as a recapitalization of Titan because the shareholders of Titan controlled the Company after the acquisition. There was no adjustment to the carrying value of the assets or liabilities of Titan in the exchange. The Company is the acquiring entity for legal purposes and Titan is the surviving entity for accounting purposes. In the merger, Titan assumed $8,000 of debt of Mojave.


         Since the merger, Titan has traded as a public entity on a limited market basis. Brokers quoting the stock on the NASD Electronic Bulletin Board are Paragon Capital Corporation of Boca Rotan, Florida (1-800-521-8877); Harold, Thompson, Magid and Company of Jersey City, New Jersey (212-233-2200); Sharpe Capital Corporation of New York, NY (212-791-8700); and Alpine Securities of Salt Lake City, Utah (1-800-
274-5588).


         In March of 1997, the Company authorized a two-for-one (2:1) forward stock split. In April 1997, November 1997 to January 1998 and February 1998, the Company privately placed 1,000,000, 500,000 and 166,667 shares, respectively, of its Common Stock. In January 1998, the Company agreed to issue an additional 60,000 to an industry publications company as part of an agreement whereby the Company would receive publishing and advertising services. As part of the consideration for this transaction for publishing and advertising services, the Company provided the publishing company with $125,000 of Titan motorcycles in calendar year 1997 and will provide the publishing company with an additional $125,000 of Titan motorcycles in December 1998.

         The stock transactions referred to in the preceding paragraph raised the total number of issued and outstanding shares of the Company to 16,437,333 as of the current date. Of this amount, the three principal officers collectively hold approximately 61.4% of the issued and outstanding common stock, prior to exercise of existing options. Such individuals would collectively hold 61.9% of the outstanding shares, after the exercise of their current options.

         DESCRIPTION OF THE COMPANY
         --------------------------

         The Company has recently moved to its present manufacturing and distribution facilities at 2222 West Peoria Avenue, Phoenix, Arizona 85029. It presently occupies a leased structure having approximately 64,000 square feet of combined administrative, manufacturing, assembly and distribution space. The Company has a current five year lease on this premises at the rate of $29,295.00 per month.

         It is reasonably anticipated that the present physical facilities should be adequate for the Company's anticipated manufacturing and distribution needs into 1999.

         The Company believes it has developed a unique design and manufacturing process for the large customized displacement motorcycle industry. The Company offers eight (8) custom model configurations, all of which lead the competition in power to weight ratios, ride and handling refinements and the capacity for future custom configuration. In addition, the Company brings a unique service to its customers by allowing the customers to specifically "predesign" the end product down to the customization of colors and finish. The completed product, in its custom design configuration and based upon one of the basic models, can be delivered within eight to ten weeks of an order. Customers not desiring individual customization can choose one of the basic custom models in standard finish and configuration and be assured of prompt delivery, usually from dealer stock.

         Titan believes itself to be the market leader in customized V-twin motorcycles as evidenced by its rapidly expanding distribution network. Company owned outlets, new designs and the introduction of two new models in 1998 should insure continuing leadership in this market niche.

         This custom manufacturing and service concept is made possible by the application of a small production team or single skilled artisan who is responsible for assembling each unit from component parts. This technician further continues to service his vehicle through road testing and during the warranty period to ensure complete customer satisfaction.

         The Company believes it is unique in providing this degree of customization resulting in essentially a "hand built" new vehicle at a cost and design advantage to purchasing a typical stock model V-twin, such as Harley DavidsonTM, YamahaTM, or HondaTM, and paying for customization through an individual shop. Additionally, the customer is assured of state of the art design, assembly and testing technology. For comparison purposes, the price of the basic Titan models range from the top of the line "Gecko", currently selling for $28,495, to the basic model "Coyote" at $23,995. This compares to a non-customized similar displacement stock Harley Davidson at approximately $15,000 to $20,000. Currently the products of the Company are being distributed through 53 domestic dealers, and 17 foreign dealers with current expansion plans underway.

         FINANCIAL INFORMATION
         ---------------------


         The financial information concerning the Registrant's prior years of operation and the first six months of calendar year 1998 is found in Part I,
Item 2: Financial

Information.

         EMPLOYEES
         ---------

         As of March 31, 1998, the Company had 142 full-time employees, of whom 123 work in engineering and manufacturing; seven work full-time in marketing; and 12 work in staff and administration. The Company is not subject to any collective bargaining agreement. The Company anticipates adding supervisory, engineering, manufacturing, marketing and administrative staff as the Company expands its production in 1998.

         FOREIGN OPERATIONS
         ------------------

         The foreign operations of the Company consist solely of sales of its products through non-U.S. distributors of the motorcycles of the Company. In its first year of foreign operations, the revenues from its foreign operations were $2,032,413.00. Foreign sales in 1997 were $1,681,613.00. The number of foreign distributors is expanding and the Company anticipates that, with continued expansion in the number of distributors, it will more than double its foreign sales in 1998.

         SUBSIDIARIES OF THE COMPANY
         ---------------------------

         The Company has only one subsidiary. Titan Motorcycle GmbH, Alte Hersfelder Str. 30, 36289 Friedewald, Germany is wholly owned by the Company. Titan Motorcycle GmbH was established in April 1998 to set up a marketing organization for the Company in Europe. Its function is to coordinate with and offer support to dealers and other marketing partners in Europe, to organize and participate in trade shows and develop product advertising and promotional activities for Titan and its authorized dealers, and to establish a central office in Europe to handle the Company's business affairs.

PART I, ITEM 2. FINANCIAL INFORMATION.

         The selected financial data set forth below should be read in connection with, and is limited by, the more complete information in the attached Consolidated Financial Statements and the notes thereto.


                   12/31/97        12/31/96       12/31/95      12/31/94
--------------------------------------------------------------------------------
Revenue          13,064,145       4,983,876        625,284           0
--------------------------------------------------------------------------------
Net Loss         (1,673,743)        (95,496)      (257,513)       (213)
--------------------------------------------------------------------------------
Loss Per              (0.11)          (0.01)         (0.02)      (0.00)
Share 1
--------------------------------------------------------------------------------
Total Assets      8,769,057       3,318,289        187,244           0
--------------------------------------------------------------------------------
Long-Term         1,928,664         502,521        252,113           0
Obligations
--------------------------------------------------------------------------------


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The  audited  financial  statements  for the  last  calendar  year  are enclosed with this Registration Statement and contain the Company's financial statements for the calendar
--------
         1 These figures have been restated to reflect the two-for-one forward split of the stock of the Company which took effect in March 1997.

year ending December 31, 1997. Reference is made to the Consolidated Financial Statements filed with this Registration Statement for greater detail regarding the financial position of the Company. The unaudited half year financial statements of the Company are also included in this Registration Statement.

         Effective January 1, 1998, the Company adopted a fiscal accounting period as opposed to the calendar accounting period of prior years. The effect of this change is that all quarters are now comprised of thirteen weeks, ending Saturday at midnight instead of the last calendar day of the month. The first two fiscal months of a quarter have four weeks each and the last fiscal month has five weeks. Although this conversion results in a difference of only a few days in the accounting period for 1998, the use of fiscal month accounting is a common practice for manufacturing companies and simplifies internal inventory and accounting functions.

Six Month Period Ended July 4, 1998, Compared with Six Month Period Ended June 30, 1997

OVERALL

Net Sales for the period in 1998 of $12.9 million were $7.2 million, or 128%, higher than net sales for the same period in 1997. The Company realized a net profit of $319,569, or $0.02 per share, in 1998 compared with a loss of $554,018, or $0.04 per share, for the same period in 1997. The Company has paid no dividends to date and currently has no plans to do so.

RESULTS OF OPERATIONS
MOTORCYCLE UNIT SHIPMENTS AND NET SALES



                                       1998      1997    INCREASE   % CHANGE
                                       ----      ----    --------    --------
Motorcycle Units                         489       210       279     132.9%

Net Sales (in 000's):
Motorcycles                          $12,632   $ 5,632   $ 7,000     124.3%

Motorcycle Parts and Accessories     $   252   $    23   $   229     895.7%

    Total Motorcycles and Parts      $12,884   $ 5,655   $ 7,229     127.8%


The Company's business continues to consist predominantly of motorcycles at this point. A small portion of the business is in parts and accessories. The Company introduced its initial product offering in the Clothing and Accessories line in late 1997.

While these segments have not been material to date, the Company anticipates these segments could grow to 10-20% of total sales at some point in the future. These segments represented about 20% of Harley-Davidson's total sales in 1997. While Titan does not expect to duplicate this volume, the mix of parts and accessories for Titan could approach this level.

The continued growth in motorcycle shipments is due to several reasons. The continuing growth in reputation of the Company's motorcycles, and the resulting demand this has created, remains the primary growth driver. This, combined with the continuing growth in the dealership network and the Company's investment in new equipment and staff to meet the growing demand, has led to dramatic growth in shipments.

Company management continues to be gratified by the success that has been realized to date and the overwhelming acceptance of its products in the marketplace since its inception. During the last 3 1/2 years the Company has seen growth in revenues from $625,000 in 1995 to over $13,000,000 in 1997 and now the first half of 1998 continues to experience the same dramatic growth, with sales of over $12,880,000 compared with $5,650,000 for the same period in 1997 (up 128%). During this same period, the dealer network has grown from 1 location in Phoenix to over 75 dealerships worldwide with over 20 applications from potential new dealers currently being evaluated by the Company. The Company is pleased with the strength of the network that includes Easyrider franchises, Harley Davidson dealers, independent dealers and Titan dealerships. The Company believes this expanding network is one key element in the continued growth of the business.

From the outset, Titan has been dedicated to building the finest production performance motorcycle available while providing the customer the ability to customize their motorcycle to a degree previously available only from low volume, custom builders. It is this focus on quality and providing the very best production motorcycle available that provides the strong reputation the Company has been able to develop so far and the foundation for continuing growth in the future.

The Company was very pleased to be able to report its first profit at the end of the first quarter of 1998 and show continued improvement with its second quarter results. This profitability is due in large part to cost reduction efforts driven by engineering changes and cooperative efforts with key suppliers, as well as to focused efforts on managing SG&A expenses. As these efforts continue and as volume continues to grow, the Company anticipates continued higher levels of profit in the future.

The Company began 1997 at a production rate of 5 - 7 units per week and increased that through the year to reach 18 units per week by year-end. This rate has continued to increase with production exceeding 25 units per week in June 1998. In 1998, the Company is continuing to invest in its engineering capability and infrastructure to allow it to grow production to a level of up to 3000 units per year in its present facility. For 1998, the Company's production target is to exceed 1200 units. The Company plans to continue to develop its existing facilities and human resources, as well as add others as demand warrants, to meet the growing market acceptance of its products. The Company's ability to reach these production levels will depend on several factors. First and foremost will be its ability to continue to create high levels of demand in both the domestic and international markets. Once this is accomplished, the Company must be able to continue to increase efficiencies in its current facilities through engineering advances, adding facilities for both motorcycle and parts production, working with its developing supplier base, and continuing to attract production, engineering and support talent to the Company. There are no assurances that the Company will be able to accomplish all these things simultaneously or in the time frame to match sales demand. The Company could also experience delays in its growth or production as the result of supplier issues, labor shortages, or unforseen competitive action, as well as from natural causes. These risks, if not offset, could negatively impact the Company's performance and its resulting cash flow.

GROSS PROFIT


                             1998       1997     INCREASE    % CHANGE
                             ----       ----     --------     --------
Gross profit (In 000's)     $3,448     $1,022     $2,426        137%

In the first 6 months of 1998, gross profit increased $2,425,705, or 137.3%, as compared to the same period in 1997 due to the increased volume and margins. The gross profit margin was 26.8% as compared with 18.1% in 1997. The 1998 margin has been positively impacted by an average price per unit increase of 4.2% as the mix of bikes changed to reflect higher levels of customization on ordered units and more orders for high-end models. The Company has started to realize a substantial increase in its Gross Profit in 1998 as a result of significant engineering and cost reduction efforts that have been put in place during the past 9 months as well as the increase in customization of its products. The Company has targeted a Gross Profit Margin of over 30% for its total business within the next 3-5 years.

The Company believes this Gross Margin level is possible due to several factors:
         o In the first 6 months of 1998, the gross margin has increased to 26.7% from 18.8% in 1997,
         o         There have been  additional  cost reductions for
                   component  parts  identified and in process that
                   have  not  yet  been   reflected   in  financial
                   statements,
         o Additional cost reductions of more than 5% of sales have been identified and engineering work begun with anticipated impact in 1999, and
         o Management believes that competitors have been able to achieve these margins on products with lower average selling prices.

OPERATING EXPENSES


                                  1998       1997      INCREASE     % CHANGE
                                  ----       ----      --------     --------
Operating Expenses (In 000's)    $3,016     $1,587      $1,429        90.1%

Total operating expense for 1998 increased $1,429,062, or 90.1%, over the same period of 1997. This increase was due to a number of causes, including, but not limited to: an increase in advertising, trade shows and promotional activities to build the Company's brand name and recognition and drive higher sales levels; an increase in lease expense associated with moving into the new facility; an increase in research & development activity; and an increase in salaries and wages attributed to building both the management and support staff necessary to support a rapidly growing and significantly larger company. While the increases were substantial, both as a percentage of the prior year and in actual dollars, it was in keeping with the Company's plan to continue to invest in infrastructure and growth while becoming profitable in 1998 and the coming years.

CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 0.0% in both 1998 and 1997 as it recorded losses during 1997 and prior years and is benefitting from tax loss carry forwards during 1998. The Company currently has a tax loss carry forward of approximately $1.7 million.

Calendar Year Ended December 31, 1997, Compared with Calendar Year Ended December 31, 1996

OVERALL

Net Sales for 1997 of $13.1 million were $8.1 million, or 162%, higher than net sales for 1996. The Company incurred a net loss of $1.67 million, or $0.11 per share, in 1997 compared with a loss of $95,496, or $0.01 per share, for 1996. The Company has paid no dividends to date and currently has no plans to do so.

RESULTS OF OPERATIONS
MOTORCYCLE UNIT SHIPMENTS AND NET SALES

                                        1997       1996    INCREASE   % CHANGE
                                        ----       ----    --------   --------

Motorcycle Units                           500       181       319     176.2%

Net Sales (in 000's):
     Motorcycles                       $12,870   $ 4,939   $ 7,931     160.6%

Motorcycle Parts and Accessories       $   194   $    45   $   149     331.1%

Total Motorcycles and Parts            $13,064   $ 4,984   $ 8,080     162.1%

As can be seen from the above chart, the Company's business consists almost totally of motorcycles at this point. A small amount of business has been done in parts and accessories to date and the Company introduced its initial product line in Clothing and Accessories in late 1997. While these segments have not been material to date, the Company anticipates these segments could grow to 10 - 20% of total sales at some point in the future.


The increase in motorcycle shipments is due to several reasons. Chief among them is the continuing growth in reputation of the Company's motorcycles and the resulting demand this has created. This, combined with the growth in the dealership network and the Company's investment in new facilities and staff to meet the growing demand, has led to dramatic growth in shipments. Company management has been gratified by the success that has been realized to date and the overwhelming acceptance of its products in the marketplace since its inception. Over the last 3 years, the Company has seen growth in revenues from $625,000 in 1995 to over $13,000,000 in 1997. The first quarter of 1998 continued to experience the same dramatic growth, with sales of over $5,300,000 compared with $1,900,000 for the same period in 1997 (up 179%). During this same period, the dealer network of the Company has grown from one location in Phoenix to over 60 dealerships worldwide with over 20 applications from potential new dealers currently being evaluated by the Company. Management of the Company is also pleased with the strength of the network that includes Easyrider franchises, Harley Davidson dealers, independent dealers and Titan dealerships. The Company believes this expanding network is one key element in the continued growth of the business.


From the outset, Titan has been dedicated to building the finest production performance motorcycle available while providing the customer the ability to customize their motorcycle to a degree previously available only from low volume custom builders. The Company is proud to be recognized by various industry periodicals as the leader in its chosen market.2 It is this focus on quality and providing the very best production motorcycle available that provides the strong reputation the Company has been able to develop so far, and the foundation for growth for the future.


Over the past year, the Company has invested in building an infrastructure that will not only enable it to continue to support this growth, but also to develop new models and features for its customer base. Part of this investment is in the Company's engineering capability, which is focused on developing new products and components as well as continuing to improve on the current products and production processes. Other investments have been made in building the management team of the Company, developing marketing capabilities, and upgrading computer systems to support the continued growth of the business.

Finally, the Company was very pleased to be able to report its first profit at the end of the first quarter of 1998. While small, it occurred one quarter earlier than the Company anticipated and despite poor weather due to El Nino in many areas of the country where sales typically occur during the winter months. This profitability is due in large part to cost reduction efforts driven by engineering changes and cooperative efforts with key suppliers, as well as to focused efforts on managing SG&A expenses. As these efforts
--------

         2 Representative articles are as follows: Cycle World, March 1998; Hot Bikes Magazine, April 1997; Hot Bikes, September 1996; and Hot Rod Bikes, May 1996.

continue and as volume continues to grow, the Company anticipates significantly higher levels of profit in the future.

The Company began 1997 at a production rate of 5 - 7 units per week and increased that through the year to reach 18 units per week by year-end. This was facilitated by a move to a new location in March, 1997 that increased available space from 8,000 to 64,000 square feet and the employment of additional craftsmen to support the higher build level. In 1998, the Company is continuing to invest in its engineering capability and infrastructure to allow it to grow production to a level of up to 3000 units per year in the existing facility. For 1998, the Company's production target is to exceed 1200 units. The Company plans to continue to develop its existing facilities and human resources, as well as add others as demand warrants, to meet the growing demand for its products. The Company plans on continued high levels of growth for at least the next five years.


While projecting sales for the future is an inexact process at best, the Company believes that growth will continue for some of the following reasons:
                      o Management believes that the overall growth of the industry is strong and has been out-pacing the basic economy for several years;
                      o As the baby boomer generation continues to age, their disposable income continues to increase, and this demographic group represents the largest segment of the Company's market;
                      o Since inception, the Company has been capacity constrained and demand for its product has exceeded its ability to produce;
                      o The Company's dealership network is still young and continues to expand, opening new geographic markets to the Company. The dealerships also are early in the life cycle of this product, and same store sales are expected to increase as the product's reputation grows in the market place;
                      o The international market is still largely untapped. Management of the Company believes that the international market represents approximately 30% of Harley-Davidson's sales; and
                      o The Company has new products in the planning stage that should add to its product line and expand its revenue base.


The Company's ability to reach these production levels will depend on several factors. First and foremost will be its ability to continue to create high levels of demand in both the domestic and international markets. Once this is accomplished, the Company must be able to continue to increase efficiencies in its current facilities through engineering advances, adding facilities for both motorcycle and parts production, working with its developing supplier base, and continuing to attract production, engineering and support talent to the Company. There are no assurances the Company will be able to do all these things simultaneously or in a timely way to match sales demand. The Company could also experience delays in its growth or production as the result of supplier issues, labor shortages, or unforeseen competitive actions, as well as from natural causes. These risks, if not offset, could negatively impact on the Company's performance and it's resulting cash flow.

In 1997, the worldwide market for heavyweight motorcycles (651+cc) exceeded 500,000 units, with approximately 40% of that market in North America. This market grew at 15.7% worldwide and 14.8% domestically.3 With a market size of over one-half a million units and presently growing at a rate of about 75,000 units per year, the Company currently has a minor position in both the domestic and world-wide markets. This should provide substantial room for growth for the Company without having to compete on price in the marketplace. In fact, the price of its products, combined with the quality and reputation it has achieved, has allowed the Company to effectively create its own market segment. While data is not currently available to the Company by price segment, it believes that it has a significant market share for motorcycles in the over $25,000 price segment domestically and has positioned itself well for growth in these segments in both the European and Asian markets.

GROSS PROFIT
                                     1997        1996      INCREASE     % CHANGE
                                     ----        ----      --------     --------
Gross Profit (In 000's)             $2,457      $1,300      $1,157        88.9%


In 1997, gross profit increased $1,156,395, or 88.9%, as compared to 1996 due to the increased volume. The gross profit margin was 18.8% as compared with 26.1% in 1996. The 1997 margin was negatively affected by an average price per unit decrease of 5% as the mix of bikes changed to more standard models and fewer bikes (as a portion of total units sold) containing high-end options. The Company has seen this trend start to reverse itself in 1998, with dealers and customers requesting higher levels of customization on ordered units and more high-end models. The Company also saw its cost of goods sold increase slightly as a result of the change in facilities and costs associated with ramping-up both the new facility and new employees as the production rates grew. These "ramping up" activities consist principally of amassing the various elements necessary to rapidly increase unit production output, including:
o adding additional expanded floor space for manufacturing, storage and personnel offices,
o     adding  additional  staff,  both  hourly  and  salaried,   throughout  the
      organization,


--------
   3 Data from the Motorcycle Industry Council.

o adding inventories of raw materials and work in process to support higher volume production, and
o adding additional production equipment to facilitate higher unit volume output.

The Company anticipates a substantial increase in its Gross Profit in 1998 as a result of significant engineering and cost reduction efforts, as well as the increase in customization of its products. The Company has targeted a Gross Margin of 30% for its total business within the next three to five years. As mentioned at page 11, in the discussion of the results of operations for the first six months of 1998, the Company achieved a gross profit margin of 26.8%. The management of the Company has a reasonable expectation of achieving its goal of 30% gross margin by continuing to pursue the measures discussed at pages 12, and by benefitting from volume purchases of components, by vertical integration by manufacturing more parts in-house, and by redesigning components of its motorcycles.


OPERATING EXPENSES
                                        1997       1996     INCREASE    % CHANGE
                                        ----       ----     --------    --------
Operating Expenses (In 000's)          $4,077     $1,385     $2,692       194.4%


Total operating expense for 1997 increased $2,692,808, or 194.4%, over 1996. This increase was due to a number of causes, including, but not limited to the following principal factors listed in descending order of importance:
o an increase in salaries and wages attributed to building both the management and support staff necessary to support a rapidly growing and significantly larger Company,
o    an increase in lease expense associated with moving into the new facility,
o a substantial increase in advertising, trade show and promotional activities to build the Company's brand name and recognition and drive higher sales levels, and
o    an increase in research & development activity.

Each of these factors are the result of direct management action and are part of a continuing trend to expand production, marketing, facilities and product improvements. While the increases were substantial, both as a percentage of the prior year and in actual dollars, it was in keeping with the Company's plan to invest heavily in infrastructure in 1997, to set the stage for profitable growth in 1998 and the coming years.


CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 0.0% in both 1997 and 1996 as it recorded losses for both years. The Company currently has a tax loss carry forward of approximately $2.0 million.

Calendar Year Ended December 31, 1996, Compared with Calendar Year Ended December 31, 1995

OVERALL

Net Sales for 1996 of $5.0 million were $4.4 million, or 697%, higher than net sales for 1995. The Company incurred a net loss of $95,496, or $0.01 per share, in 1996 compared with a loss of $257,513, or $0.02 per share, for 1995. The Company paid no dividends in calendar year 1995 or 1996.

RESULTS OF OPERATIONS
MOTORCYCLE UNIT SHIPMENTS AND NET SALES

                                              1996        1995     INCREASE   % CHANGE
                                              ----        ----     --------    -------

Motorcycle Units                                181         24        157       654.2%

Net Sales (in 000's):
     Motorcycles                             $4,939     $  625     $4,314       690.2%

     Motorcycle Parts and Accessories        $   45          0     $   45        NA

     Total Motorcycles and Parts             $4,984     $  625     $4,319       697%

The Company's business consisted almost totally of motorcycles at this point in time. A small amount of business had been done in parts and accessories in 1996.

The increase in motorcycle shipments was due to several reasons. Chief among them is the growth in the quality reputation of the Company's motorcycles and the resulting demand this has created. This combined with the growth in the dealership network, the Company's commitment to marketing efforts, and a full year of production allowed the Company to increase its revenue by almost an order of magnitude over 1995.

The Company began 1996 at a production rate of 2 units per week and increased that to reach 5 - 7 units per week by year-end. In 1997, the Company invested in its engineering capability and infrastructure to allow it to grow production to a level of up to 500 units per year.

The Company's ability to reach these production levels has depended upon several factors. Its ability to create higher levels of demand in both the domestic and international markets was the primary catalyst for this growth.

GROSS PROFIT
                                      1996        1995     INCREASE    % CHANGE
                                      ----        ----     --------    --------
Gross Profit (In 000's)             $1,300      $   17      $1,283      7547%

In 1996, gross profit increased $1,282,722 as compared to 1995 due to the increased volume. The gross profit margin was 26.1% as compared with 2.8% in 1995. The 1996 margin was positively affected by a full year of production, and the ability to work with vendors to obtain price breaks as volumes increased.

OPERATING EXPENSES
                                      1996       1995    INCREASE     % CHANGE
                                      ----       ----    --------     --------
Operating Expenses (In 000's)       $1,385     $  266     $1,119       420.7%


Total operating expense for 1996 increased $1,118,182, or 420.7%, over 1995. This increase was due to growth in all expense areas except R&D as the Company took advantage of its initial development activity, and made a substantial investment in developing its market as well as the infrastructure of the Company.


CONSOLIDATED INCOME TAXES

The Company's effective tax rate was 0.0% in both 1996 and 1995 as it recorded losses for both years. The Company had a tax loss carry forward of approximately $350,000 at year-end 1996.

WORKING CAPITAL MANAGEMENT
--------------------------

The Company supplies motorcycles to its dealers in one of two ways. First, the dealer can specify the motorcycle completely with customized paint and selected options with a lead time of 6-8 weeks, sometimes slightly longer during peak season. Alternatively, the dealer can select a completed bike from the Company's available Finished Goods inventory list for immediate shipment or one from the current production schedule that will be available inside the normal lead time window. The Company builds some inventory (up to one month's production) of finished motorcycles during the winter months that is consumed during the spring peak season. During the rest of the year the Company normally maintains a low level of finished goods inventory.

Motorcycles are typically either floored with major financial institutions by the dealer or are paid for in full prior to shipment by the Company. The Company receives payment for floored bikes within 2 weeks of shipment. During winter months the Company may provide free flooring for dealers for up to 90 days depending on model and stock situation to help smooth shipments and keep higher levels of product available for customers.

Parts used to build the bikes are usually available with short lead times, but some parts do require up to ten weeks. Due to high quality standards and reliability of delivery, the Company sets slightly high stocking levels to assure the availability of parts to production. The Company has an ongoing program to continue to upgrade its supplier base and to bring additional parts in house for production, reducing required inventory levels as well as part costs.

The Company has built a strong network of dealers both domestically and internationally. Collectively, there are almost 70 dealers currently in place with more being added every month. There are 4 types of dealers in the Company's network; independent dealers, Easyrider stores and franchises, existing Harley Davidson dealers, and Titan dealerships. In 1997, no dealer represented more than 10% of the Company's revenue and only 2 were over 5%. To date in 1998, 3 dealers with common ownership (Titan of Los Angeles, Titan of Las Vegas, and Paragon Custom dba Titan of Phoenix) represent 25% of the Company's sales. Majority ownership of these dealerships are held by principals in the Company. No other dealer represents more than 5% of sales.


As of May 15, backlog orders stood at approximately $3.8 million, compared with approximately $2.4 million at the same time in 1997. The Company is presently completing more than 25 motorcycles each week. At this production volume the entire backlog can be shipped within 3 months.


DESCRIPTION OF MARKETS
----------------------

Surprisingly to some, the typical buyer of the Company's products is a male businessman or professional between 35 - 55 years of age, who has previously owned a production line motorcycle. The average age of a motorcycle owner is increasing, with the customer's median annual earnings exceeding $50,000.00. It is anticipated that the population of foreign motorcycle enthusiasts may actually increase at a greater rate near the end of the century than the domestic market.

It is generally accepted that demand for the customized V-twin motorcycle will significantly outstrip production through the end of the millennium. At present, the Company occupies a unique niche and is without any significant competitor in its capacity to produce, from the ground up, a customized high-end V-twin motorcycle on a production basis, while preserving the capacity to complete special orders. The Company does not anticipate significant competition in this sector for the next twelve to twenty-four months.

Several companies compete in the market in the below $20,000 price range, headed by Harley-Davidson who is clearly the dominant manufacturer. There is currently no indication that they intend to move into Titan's market niche, but the possibility of that happening at some time in the future cannot be discounted. There are other builders that are currently smaller than the Company in the below $20,000 price range that are starting to produce some motorcycles at higher prices. None of these builders has any significant position in the Titan's niche at this time.


Over the next three years, the Company projects it can increase its market share of V-twin motorcycles, including both production line products and custom models, from its projected 0.5% market share in 1997 to 2% by the year 2000. The Company estimates that it has a greater than 50% market share for V-twin motorcycles over $25,000 and anticipates that this market sector will also continue to increase.


ENVIRONMENTAL CONTROLS
----------------------

The Company's products meet all federal and state emission requirements and have been approved by the EPA and DOT.

The Company's manufacturing facilities also meet all federal, state and local environmental requirements. The primary area of potential discharge is the Company's paint facility, which meets all required standards. Expansion of this area would require additional capital requirements, but it is not anticipated that this would have any significant material effect on earnings or capital expenditures at this time.

OTHER MATTERS

IMPACT OF YEAR 2000
-------------------

     The "Year 2000 Problem" exists because many existing computer programs use only the last two digits to refer to a year. Therefore, these programs do not properly recognize a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results.

     The Company has completed an analysis of its internal systems and the potential for issues associated with the year 2000 problem. All Company information systems already are or will be compliant before the end of 1998. The Company began in 1997 to bring on-line new systems to support both operations and financial reporting requirements as part as of building the infrastructure to support the Company's growth. As part of the conversion, the Company received assurances from its software suppliers that all systems are year 2000 compliant. To this point in time, the Company has installed modules that address inventory management, purchasing components, shop floor control and production scheduling, and receiving. The remaining modules that include order entry, shipping and invoicing, and accounting are in the conversion process now and are expected to be operational before year end 1998.

     Relative to Non-IT systems, the Company is currently investigating this area for potential problems. As the Company does not have a high degree of sophisticated equipment in its production process, the Company does not anticipate any major issues or cost to remediate. Again, this analysis should be complete before year-end 1998, along with a complete plan to address any identified issues.

     With regard to third party year 2000 issues, the Company has begun discussions with its supplier base (and is currently surveying them), to ascertain the potential for a negative impact on the Company's operations and what steps are being taken to ensure continuity of supply of parts and service. While the Company believes its plans are adequate to deal with the year 2000 issues internally, and will be compliant on a timely basis, there is no guarantee that all suppliers and other parties that are essential to the Company's operations will do so.

The failure of any supplier to adequately address this issue in a timely manner will result in the Company looking to other suppliers to fill the need. While the Company is single sourced for many of its components, there are alternative suppliers for all required parts. The potential exists for a material negative effect on Company operations if a key supplier does not adequately address the issue in a timely manner. The Company will be working with all key suppliers throughout this time period to ensure continuity of supply.

     The Company has also evaluated the risks associated with this problem and its customers through discussions with key dealers. As the ordering process from dealers is a manual one, and stocks of motorcycles on dealer's floors is a relatively low number (typically between 5 and 25 units), the Company and the dealers involved in these discussions believe that the year 2000 problem will have no material impact to either the dealers or the Company.

     The Company's cost to become year 2000 compliant is minimal and not material to this point, nor expected to be in the future. As the Company had already planned its systems conversions to facilitate its growth, there were no incremental costs associated with insuring those systems were year 2000 compliant. As a result, costs of the effort are mainly focused on following up with suppliers to determine their level of compliance. These costs are imbedded in other activities and are not expected to be material (less than $50,000.00/year in both 1998 and 1999).

     The most reasonable likely worst case Year 2000 scenario would be for a key supplier to not become compliant. If no steps were taken to address this issue, it could result in the Company's operations being shut down until the problem was resolved. As discussed above, the Company is in the process of analyzing the readiness of all its suppliers to assure continuity of supply, so the probability of such a scenario is not yet known.

     As the specifics of potential problems are not yet known, a detailed contingency plan has not yet been developed. Once more information is known from the survey of vendors, a specific contingency plan for likely scenarios will be developed. The Company would anticipate this being completed by the end of the first quarter of 1999.

     After identifying the likelihood of such an event, the Company would take some or all of the following steps:
            o   Work with the vendor to put in place a manual back-up system to assure continued supply until the vendor becomes compliant,
            o   Bring on line an alternate vendor with the capacity to meet 100%
                of the Company's supply requirements, or
            o Put in place additional raw material inventory at either the vendor's location or in the Company's warehouse until continuity of supply is assured.

LIQUIDITY AND CAPITAL RESOURCES


The Company used $5.56 million of cash in operating activities in 1997 compared with $1.87 million in 1996. Net losses adjusted for depreciation and amortization consumed $1.58 million. Inventories increased $5.0 million in 1997 over the $1.5 million increase in 1996, as the Company continued to ramp production as well as stockpile some finished goods in anticipation of a strong spring season. Accounts receivable increased by only $240,000 as the Company entered into a manufacturer's flooring agreement with Transamerica, whereby most dealers finance their motorcycle inventory directly with Transamerica and the Company receives funds in a more timely manner. This effectively reduces the Company's outstanding receivables substantially, and resulted in only a 32% increase in receivable dollars on a sales increase of 162%. The contractual agreement with Transamerica is at no cost to the Company, but provides for a repurchase obligation on the part of the Company should a Titan dealership fail to meet its financial obligation and Transamerica seizes motorcycles in new condition upon a dealer's default. When Titan invoices a dealer using the Transamerica program, a copy of the invoice is sent to Transamerica by Titan, and Transamerica pays the Company in full within 7 to 10 calendar days. Capital expenditures totaled $621,000 in 1997 compared with $51,000 in 1996.


These expenditures were predominantly associated with bringing on line the new manufacturing facility and the purchase of a large truck for transporting and displaying product at various trade and dealer shows.

Cash was provided through the issuance and sale of stock for $4 million in 1997 as compared with $2.5 million in 1996. Additionally, the Company had net borrowings of $1.4 million in 1997 as compared with $256, 000 in 1996. A more detailed description of cash flows can be found in the attached financial statements.

INFLATION
---------

         Inflation rates have been trending upward recently after several years of low to moderate increases. Inflation will result in the escalation of costs as well as increasing operating expenses for the Company. The Company anticipates the ability to offset most of these increases through its cost reduction program, provided that inflation rates do not accelerate dramatically.

FOREIGN RISK FACTORS
--------------------

         The primary risk to foreign sales is the state of the economy in the Company's overseas markets. This evidences itself both in the willingness of the marketplace to purchase the product and in the exchange rates for transactions which ultimately impacts the final price of the product of the Company in the dealer's country. Other risks include the relative strength of individual dealerships in their respective countries, marketing expertise of the dealer network, transportation delays associated with shipping products from Phoenix, and individual country regulatory requirements. The Company believes it has taken the necessary steps and signed up strong dealers in the countries where it is currently represented to mitigate the above risks, except for those related to country economics.

PART  I, ITEM 3. DESCRIPTION OF PROPERTY.


         In March 1997, the Company moved to its present manufacturing and distribution facilities to 2222 West Peoria Avenue, Phoenix, Arizona 85029. On August 7, 1997, the Company entered into a second lease with the same landlord for an adjacent parcel of property. Under the combined leases, the Company presently occupies a leased structure having approximately 64,000 square feet of combined administrative, manufacturing, assembly and distribution space. Approximately 10,000 square feet are devoted to offices with the remaining area dedicated to production and warehouse. The Company has just entered the second year of a current five year lease on this premises at an aggregate rate for the two leases of $29,295.00 per month. The form of the leases and the addenda to the leases are included as Exhibits 6.1 and 6.2 of this Registration Statement. The Company has maintained its former leased facility at 2002 East Indian School Road, Phoenix, Arizona for certain limited purposes for the full lease term ending July 1, 1998. The Companyhas extended the use of such facilities on a month to month basis at the end of the term at the current monthly cost of $3,978.


         It is reasonably anticipated that the present physical facilities should be adequate for the Company's anticipated manufacturing and distribution needs into 1999.

PART I, ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                 OWNERS AND MANAGEMENT.

         As of the June 1, 1998, the Company had 16,437,333 shares of common stock outstanding. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the Board of Directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of the common stock of the Company as of June 1, 1998; of all directors and executive officers of the Company; and of the directors and officers of the Company as a group.

Name and Address                 Number of Shares     Percent of Class
of Beneficial Owner             Beneficially Owned

--------------------------------------------------------------------------------
Francis S. Keery
8973 N. 45th Street                    3,599,772 4         21.7%
Phoenix, Az 85028
--------------------------------------------------------------------------------
Patrick Keery
8973 N. 45th Street                    3,098,549 5         18.7%
Phoenix, Az 85028
--------------------------------------------------------------------------------
Barbara S. Keery
12460 N. 116th Street                  3,478,334           21.2%
Scottsdale, Az 85259
--------------------------------------------------------------------------------
Harry H. Birkenruth
81 Ball Hill Road                              0            0.0%
Storrs, CT 06268
--------------------------------------------------------------------------------
H.B. Tony Turner
6116 East Yucca Road                           0            0.0%
Paradise Valley, AZ 85253
--------------------------------------------------------------------------------
Robert V. Peltier
7253 S. Terrace Lane                           0            0.0%
Tempe, Az 85283
--------------------------------------------------------------------------------
Robert P. Lobban
1326 E. Treasure Cove Dr.                  7,000         less than 0.1%
Gilbert, Az 85234
--------------------------------------------------------------------------------
Mark G. Green
15850 N. Thompson Peak Pkwy. #2032             0            0.0%
Scottsdale, Az 85260
--------------------------------------------------------------------------------
Officers and Directors                 10,183,655 3,4      61.0%
as  a group (8 members)
--------------------------------------------------------------------------------



--------
     4 Includes 150,000 shares underlying unexercised employee options.

     5 Includes 100,000 shares underlying unexercised employee options.

PART I, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The directors and executive officers of the Company are as follows:


     Name               Age        Positions Held             Period of Service
--------------------------------------------------------------------------------
Francis S. Keery        54      Chairman of the Board        Since August 1994
                                and CEO
--------------------------------------------------------------------------------
Patrick Keery           28      President and Director       Since 1993
--------------------------------------------------------------------------------
Barbara S. Keery        55      Vice President, Secretary    Since 1996
                                and Director
--------------------------------------------------------------------------------

Harry H. Birkenruth     66      Director                     Since August 1998
--------------------------------------------------------------------------------
H.B. Tony Turner        67      Director                     Since August 1998
--------------------------------------------------------------------------------
Robert V. Peltier       45      Operations Manager           Since 1996
--------------------------------------------------------------------------------
Robert P. Lobban        43      Chief Financial Officer      Since 1997
--------------------------------------------------------------------------------
Mark G. Green           38      National Sales Manager       Since 1996
--------------------------------------------------------------------------------


         The Board of Directors of the Company held five meetings in calendar year 1997 and eight meetings to date in calendar year 1998. All directors were present at these meetings.


         Each of the members of the Board of Directors of the Company serve for a one year term, or until their successors are elected. Mr. Birkenruth and Mr. Turner have accepted appointments to serve as the only members of the audit and compensation committees of Titan's Board of Directors.


         None of the directors, officers or 5% owners of the stock of the Company is involved in any significant legal proceedings adverse to the Company.

         One of Titan's greatest assets is its uniquely specialized management team. Information regarding the key members of this team are provided below.

         Frank (Francis S.) Keery - Chairman and CEO
         -------------------------------------------

         Frank Keery, age 54, currently resides with his wife, Barbara Keery, in Phoenix, Arizona.

         Mr. Frank Keery received a B.S. degree in Engineering from the University of Detroit in 1966 and an MBA degree from Western New England University in 1969.

         Subsequent to completion of his formal education, Mr. Frank Keery has held various administrative and finance related positions. For 17 years Mr. Keery worked with Rogers Corporation, an AMEX listed corporation, involved in international automotive and electrical sales and marketing. In this capacity he served variously as an executive in charge of new division startups, manufacturing management, operation "turnarounds", and international sales from approximately 1969 to 1986. Most of these assignments carried full profit and loss responsibilities of independent units.

         From 1986 to 1994, Mr. Frank Keery was primarily employed in multiple positions as an outside and in-house business consultant. In 1989 to 1991 he was the CEO for Swanson Manufacturing, Inc.

         For the three-year period ending in August 1994, Frank Keery was CEO of the Company Store, a privately held mail order company with annual sales of approximately Eighty Million Dollars ($80,000,000.00).

         From August 1994 to the present, Mr. Keery has been chairman of Paragon Custom Cycles, which later became Titan Motorcycle of America. In this capacity he has used his management and marketing experience as the chairman of the board and CEO.

         Patrick Keery - President/Director
         ----------------------------------

         Patrick Keery, age 29, resides in Scottsdale, Arizona.

         Mr. Keery has been President of Titan since inception, and owned and operated its predecessor entity, Paragon Custom Cycles. Mr. Patrick Keery brings unique skills in the assembly, design and engineering of custom built motorcycles.

         Mr. Patrick Keery is a 1992 graduate of Arizona State University where he obtained a B.S. degree in finance.

         Since 1993, Mr. Keery operated and was the owner and manager of Paragon Custom Cycles doing custom design, assembly and rebuilding of essentially large displacement motorcycles until he became the President of the reorganized Company in December of 1995.

         During the period of 1992 to 1993, Mr. Patrick Keery worked as a financial analyst for the George S. May International Co., a consulting firm specializing in providing services to small to medium capital companies.

         Mr. Keery is heavily involved in developing the Company's dealer network and overseeing the sales and marketing efforts. He continues to play a lead role in motorcycle styling and product development.

         Barbara Keery - Vice President/Secretary/Director
         -------------------------------------------------

         Barbara Keery, age 55, currently resides with her husband, Frank Keery, in Phoenix, Arizona.

         Barbara S. Keery received her Masters Degree in Business Education from the University of Connecticut in 1970 and her Bachelors Degree in Business Education from the State University of New York at Albany. From 1964 through 1969 she taught high school administration business courses in South Windsor, Connecticut and Oak Park, Michigan. As a licensed real estate agent, she served on the chairman's board of Russ Lyon Realty and was a member of the Scottsdale Million Dollar Club in 1987 and 1988.

         From its inception in 1996, Mrs. Keery has served as the corporate secretary and Vice-President for the Company. In 1997, a new division was created for the clothing and accessory line which is primarily administered by Mrs. Keery.


         Harry H. Birkenruth - Director
         ------------------------------

         Harry H. Birkenruth, age 66, resides with his wife in Storrs, Connecticut.

         Mr. Birkenruth graduated with high honors from the City College of New York in 1953. In 1957 he graduated with distinction from the Harvard Graduate School of Business Administration. In 1960 Mr. Birkenruth joined Rogers Corporation and became its Chief Financial Officer in 1967 and served as its Senior Vice President Polymer Products in 1986. Rogers Corporation is engaged in the sale of materials and components to the electronics and automotive industries with its principal place of business in Rogers, Connecticut.

         Beginning in 1990, Mr. Birkenruth served as Executive Vice President of Rogers Corporation and in April 1992 became its President and Chief Executive Officer until March 31, 1997, when he became Chairman of the Board of Directors of the company. On June 30, 1998, Mr. Birkenruth retired as Chairman of Rogers Corporation and continues to serve as a director and consultant to the company.

         For the past two years, Mr. Birkenruth has also served as the Vice Chairman of the Board of Directors of Instrument Manufacturing Company, a company specializing in electrical cable diagnostic instruments.

         Mr. Birkenruth has previously served as a member of the Executive Committee and Board of Directors of the Connecticut Business and Industry Association; a member of the Board of Overseers of the University of
Connecticut's School of Business; as a Trustee of the Connecticut Policy and Economic Counsel; and has served several terms as a member of the Board of Trustees and as an incorporator of the Windham Community Memorial Hospital.

         H. B. Tony Turner
         -----------------

         Tony Turner, age 67, resides in Paradise Valley, Arizona.

         Mr. Turner graduated in 1958 with a Bachelors degree from Duke University. In 1962 he graduated from the Harvard Graduate School of Business Administration.

         Subsequent to his graduation from graduate school, Mr. Turner has engaged in a broad variety of work experiences including as Chairman to President and CEO of Ardshield, Inc., a leverage by-out and investment banking firm (1980-1992); Executive Vice President and Director of Investment Banking for Shearson Haden Stone (1978- 1980); Vice President in the leverage by-out department of Oppenheimer & Co. (1976- 1978); Vice President Finance and Chief Administrative Officer of N-REN Corp., a privately held fertilizer company; Assistant Secretary for Administration of the U.S. Department of Commerce (1973-1975); First Vice President and Director of Mitchum, Jones & Templeton, a regional investment banking company (1967-1973); Treasurer and Director of Corporate Planning of Star-Kist Foods, Inc., a subsidiary of H.J. Heinz (1964-1967); and Controller of a financial corporation of Arizona where he served as the Chief Accounting Officer of a financial holding company.

         Robert V. Peltier - Operations Manager
         --------------------------------------

         Robert V. Peltier, age 45, resides with his wife and family in Tempe, Arizona.

         Dr. Peltier obtained his Ph.D. in Engineering from Kennedy-Western University in 1994, his masters degree in Engineering from San Diego State University in 1981, and his B.S. in Engineering from the same institution in 1974. Dr. Peltier has also completed advanced course work in contract law and business finance and management.

         From 1983 - 1987 Dr. Peltier served as an adjunct professor at the National University in San Diego, California. During the period of 1984 to 1987 he was also a project manager for Energy Factors, Inc. and was involved in the design and engineering of cogeneration facilities and power plants.

         Dr. Peltier was a professor at Arizona State University from 1987 to 1994. From 1995 to 1997 Dr. Peltier has been an adjunct professor in Mechanical Engineering at the University of Houston. He has also served from 1994 to 1997 as a Managing Engineer with Stewart & Stevenson Services, Inc. of Houston, Texas where he managed the production engineering group. Stewart & Stevenson is involved in the design and manufacture of gas turbines.

         Dr. Peltier, an avid motorcyclist, has been associated with the Company as the chief engineer since early 1997, and his contributions to design, safety and performance aspects of the motorcycles are deemed to be of critical importance. In mid-1997 he also assumed responsibility for general operations.

         Robert P. Lobban - Chief Financial Officer
         ------------------------------------------

         Mr. Robert P. Lobban, age 43, currently resides in Gilbert, Arizona with his wife Susan.

         Mr. Lobban holds a Masters of Business Administration Degree (M.B.A.) from Harvard Graduate School of Business which he obtained in 1981. Mr. Lobban earlier obtained a B.S. degree in Industrial Engineering from Northeastern University in 1977. He graduated first in his class and was a Magna Cum Laude graduate.

         During the period of his formal education, Mr. Lobban obtained considerable practical experience in working in full-time positions as an engineer, analyst and supervisor with such companies as Digital Equipment Corporation, Texas Instruments, New England Medical Center Hospitals and the Phillips Manufacturing Company.

From 1981 through 1982, he worked as a Controller with the Fiberloys Division of the Rogers Corporation. From 1982 to 1984 he was the Controller for the Flexible Interconnections Division of Rogers Corporation in Chandler, Arizona and was promoted to Administrative Manager with that from 1984 through 1987. From 1987 through 1988 he worked for Pacific Biosystems, Inc., a start-up company involved in the medical equipment industry as its Vice President and Chief Financial Officer.

         In 1988, he joined Gemini Consulting as a Consultant and was promoted through several positions to the level of Principal. In these positions, Mr. Lobban was responsible for leading large teams in multi-million dollar projects to improve the financial performance of over 30 companies, most in the Fortune
500. Gemini Consulting of Morristown, New Jersey is an international business consulting firm. In 1995, he joined the George Group of Dallas, Texas as a Director and then Vice- President, where he was responsible for managing multiple client engagements in turnaround/major improvement situations.

         During 1997 he became associated full-time with the Company and provides valuable service as its Chief Financial Officer supervising general accounting, finance, investor relations, information systems, and human resources as well as its procurement and materials management functions. He is also charged with leading the Company's cost reduction efforts.

         Mark G. Green - National Sales Manager
         --------------------------------------

         Mark G. Green, age 38, resides in Scottsdale, Arizona.

         Mr. Green obtained an associate degree from Saddleback College in Mission Viejo, California in 1979. He has also completed most of the course work required for a B.S. degree in Sports Medicine from California State University at Fullerton.

         Mr. Green came to Titan in 1996 with over 15 years of motorcycle retail experience. His experience includes sales of Japanese products, as well as on the Harley Davidson line. From 1981 to 1983 he worked for Pacific Coast Honda/Suzuki. From 1983 to 1994, he was finance manager for Champion Motorcycles of Costa Mesa, California.

         During 1994 to 1996 he was the National Sales Manager of Biker's Dream headquartered in Santa Ana, California. During this tenure the number of units sold increased from 60 to 275 per year. In his capacity as National Sales Manager for Biker's Dream, he opened ten new super stores across the country. Mr. Green was also responsible for developing a detailed sales manual including all aspects of sales, insurance and registration of motorcycles.

         Mr. Green has formulated similar sales and closing procedures for Titan. He is responsible for dealer training and all marketing activities including trade shows, print and radio advertising, and cooperative marketing programs with other corporations such as Playboy, the World Wrestling Federation, R.J. Reynolds, and the Arizona Cardinals.

PART I, ITEM 6. EXECUTIVE COMPENSATION.

         The table set forth below contains information about the remuneration received and accrued during the last three fiscal years from the Company and its subsidiaries by the CEO of the Company. None of the employees of the Company have received salary and bonuses of $100,000 or more in any calendar year.


Name and      Year      Salary ($)     Bonus ($)    Other            Securities
Principal                                           Annual           Underlying
Position                                            Compensation     Options or
                                                    ($)              SARs (#)
-------------------------------------------------------------------------------
Frank Keery   1997      61,153.70      1,154        6,9426                  0
Chairman/CEO  1996      59,999.96          0                          150,000
              1995           0             0                                0

                  In  December  1996,  the  Board of  Directors  of the  Company
adopted the Titan Motorcycle Co. of America Stock Option and Incentive Plan (the "Plan"). Under the Plan, Incentive Stock Options ("ISOs"), Non-qualified Stock Options, Stock Appreciation Rights ("SARs"), Restricted Stock, Dividend
Equivalents and Performance Shares may be awarded to key employees of Titan Motorcycle Co. of America and its subsidiaries.

                  A  committee  consisting  of at least  two  Board  members  is authorized  to  administer  the Plan and is  authorized  to  select  from  among eligible employees those persons who will receive awards, to select the appropriate form of awards and to determine the terms and conditions of such awards. After taking into consideration the
--------
     6 Of the amount reflected, $5,824 represents an automotive allowance for Frank Keery.

March 1997 two-for-one forward split of the stock of the Company, the aggregate number of shares of stock subject to awards under the Plan may not exceed 2,000,000.

                  The committee may make awards of ISOs, Non-qualified Stock Options, SARs, Restricted Stock, Dividend Equivalents and Performance Shares, or any combination of the foregoing, to officers and other key employees of the Company and its subsidiaries. For purposes of the Plan, the "key employees" are those employees who, in the opinion of the Committee, are mainly responsible for the continued growth, development and financial success of the Company. The committee is not required to make awards to every individual who is an officer or key employee, but it may not make any award to any individual who is not an officer or key employee.

                  An ISO is a stock option that satisfies certain technical requirements specified in Section 422 of the Internal Revenue Code (the "Code"). Under the Code, ISOs may only be granted to employees. In order for an option to qualify as an ISO, the price specified in the option must equal the fair market value of the stock at the date of the grant, and the option must lapse no later than 10 years from the date of the grant. As a general rule, the stock subject to ISOs which are first exercisable by an employee in any calendar year may not have a value of more than $100,000 as of the date of grant. Certain other requirements must also be met.

                  A Non-qualified Stock Option is any stock option other than an ISO. These options are referred to as "non-qualified" because they do not meet the requirements of, and are not eligible for the favorable tax treatment provided by Section 422 of the Code. Subject to applicable federal and state securities laws, non-qualified options can be subject to such terms and conditions as the committee determines in its discretion. Thus, for example, a Non-qualified Stock Option could be granted which has an exercise price which is less than the stock's fair market value on the date of grant.

                  A Stock Appreciation Right ("SAR") is the right granted to an employee to receive the appreciation in the value of a share of Company stock over a certain period of time. Under the Plan, the Company may pay that amount in cash or in Company stock or in a combination of both. SARs are often issued in conjunction with a grant of stock options to give the employee the cash necessary to exercise the option and/or pay the tax attributable to the exercise of the option (in the case of a Non-qualified Stock Option). Although SARs can be exercised independently of an option, in such cases, the underlying option lapses to the extent the SARs are exercised.

                  The Plan also authorizes the committee to award Restricted Stock to employees. Under the Restricted Stock feature of the Plan, the employee is granted a specified number of shares of the Company's stock. However, his ownership with respect to such stock is subject to certain restrictions, and if the employee violates any of the restrictions during the period specified by the Committee, he forfeits his stock. The committee may, in its discretion, impose any restrictions on an employee's Restricted Stock Award. It may not, however, require the employee to make any payment for the Restricted Stock.

                  The Plan authorizes the committee to grant dividend equivalents in connection with options. Dividend equivalents are rights to receive additional shares of Company stock at the time of exercise of the option to which such dividend equivalents apply. Dividend equivalents are always issued in connection with an option, however, they can be issued at the time the option is granted or after the option is granted.

                  Under the Plan, the committee may grant performance share units to an employee which are to be credited to a performance share account maintained for the employee. Each performance share unit is deemed to be the equivalent of one share of Company stock. An award of performance shares does not entitle an employee to any ownership, dividend, voting, or other rights of a shareholder until distribution is made in the form of shares of stock. No employee may receive as performance shares units more than 30 percent of the aggregate number of shares that can be awarded under the Plan.

                  As of June 1, 1998, the Company has granted ISOs and Non-qualified Stock Options for an aggregate of 865,000 shares of stock. No grants have been made of any of the other categories of awards available under the Plan.

                  Stock options awarded in fiscal year 1997 under the Plan of the Company are as follows:


  Name        Number of       Date        % of Total     Exercise    Expiration
              Securities      Awarded     Options/SARs    or Base       Date
              Underlying                   Granted to      Price
             Options/SARs                 Employees in    ($/Sh)
               Granted (#)                Fiscal Year
--------------------------------------------------------------------------------
Gary Smith      60,000        1/8/97          100%         $3.00       1/8/07

PART I, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

                  Prior to the formation of Titan Motorcycle Co. of America, Patrick Keery and Frank Keery had been conducting the business of after-market customizations of Harley Davidson motorcycles in the Phoenix area under the name of Paragon Custom Cycles. The Phoenix dealership for the Company has retained this name for reasons of established name recognition in the Maricopa County market. This distributorship is owned by the President and the CEO of the Company, and sells the products of the Company under the standard dealership contract of the Company without any special concessions or contract provisions.


                  In early 1998, the CEO and the President of the Company joined with a third-party investor to purchase the Los Angeles, California and Las Vegas, Nevada distributorships of the Company. Bryant Cragun, the third-party investor, is the principal of an investment banking firm that has assisted the Company in capital raising functions. These three individuals have formed a limited liability company known as BPF, LLC. The Los Angeles and Las Vegas distributorships had been in need of significant capital infusions, at a time when the Company was unable to invest in any of its distributorships. To date, BPF, LLC has provided $207,000 to the Las Vegas distributorship and $255,000 to the Los Angeles distributorships. These two distributorships are continuing to sell the products of the Company under the standard dealership contract of the Company without any special concessions or contract provisions.


PART I, ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
REGISTERED.

                  The Company has authorized Ninety Million common shares (90,000,000) having a par value of %0.001 per share. The Company presently has only one class of common shares.


                  The Company has also authorized Ten Million (10,000,000) shares of preferred stock having a par value of $0.001 per share. The Articles of Incorporation of Titan do not specify rights of the preferred stock, but authorize the Board of Directors of the Company to establish such rights at the time that preferred stock is issued. As of the date of this Registration Statement, no preferred shares are issued or outstanding and no specific rights have been established for such stock.


                  At June 1, 1998, there were 16,437,333 shares of Common Stock issued and outstanding, and held by more than 500 shareholders. Holders of

Common Stock are entitled to one vote per share for the election of directors and on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore. Holders of Common Stock are not entitled to preemptive rights. The Common Stock to be registered is not convertible to any other debt or security installment. In the event of the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share equally in any balance of the Company's assets available for distribution to shareholders. Outstanding shares of Common Stock are not subject to any further call or assessment.

                                     PART II

PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

                  The stock of the Company is traded on the NASD Electronic Bulletin Board. As of June 1, 1998, there were more than 534 shareholders of record of the stock of the Company. As of the same date, Sixteen Million Four Hundred Thirty- Seven Thousand Three Hundred Thirty Three (16,437,333) shares of stock were outstanding. Actual trading volume of the stock of the Company in calendar year 1997 has been moderate. A significant portion of the stock of the Company is held by nonU.S. investors.


                  Provided in the following table is the price range of the Company's stock for the eight most recent quarters (adjusted to reflect the March 1997 two-for-one forward split of the stock of the Company), and as of August 27, 1998. The referenced quotations do not reflect inter-dealer prices, dealer retail markup, markdown, or commissions, and may not necessarily represent actual transactions.

                           PRICE RANGE OF COMMON STOCK
                                 Bid Quotations
--------------------------------------------------------------------------------
Quarter & Year                   High Bid                          Low Bid
--------------------------------------------------------------------------------
2nd 1996                         Not Traded                        Not Traded
--------------------------------------------------------------------------------
3rd 1996                         3.81                              3.00
--------------------------------------------------------------------------------
4th 1996                         3.63                              3.25
--------------------------------------------------------------------------------
1st 1997                         7.50                              3.31
--------------------------------------------------------------------------------
2nd 1997                         6.25                              4.50
--------------------------------------------------------------------------------
3rd 1997                         6.13                              5.50
--------------------------------------------------------------------------------
4th 1997                         6.13                              4.5
--------------------------------------------------------------------------------
1st 1998                         4.75                              3.00
--------------------------------------------------------------------------------
2nd 1998                         6.75                              3.37
--------------------------------------------------------------------------------

   August 27, 1998                 bid $    4.62                   ask $    4.94


                  The Company has paid no dividends on common stock during its two most recent calendar years, and has no present intention to pay dividends in calendar year 1998.

PART II, ITEM 2. LEGAL PROCEEDINGS.

         The Company presently is involved as a defendant in a civil action filed against it in the Superior Court (court of general jurisdiction) in and for Maricopa County, Arizona, Civil No. CV98-03681, arising out of a dispute over payment for and the adequacy of services performed by the plaintiff in completing a paint room for the Company. The amount alleged owing is the principal sum of $52,898.59. The Company disputes the claims and has filed a counterclaim. In all events, it is not believed the outcome of this litigation will have any material affect on the Company's business. The Company is not aware of any other claims or litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                  The Company has no disagreement with its accountants on the accounting and financial disclosures contained in this Registration Statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

                  Set forth below is a table summarizing all transactions of the sale of securities of the Company for the past three years, which securities were not registered under the Securities Act. The table does not include the employee options granted pursuant to the 1996 Incentive Stock Option Plan of the Company discussed in Item 6 of Part I of this Registration Statement.


        Date                      No. of              Name or Class of                 Consideration
                                  Shares                Purchaser(s)
-----------------------------------------------------------------------------------------------------------------------------------
1     June 1996                 5,500,000        Shareholders of Paragon          Merger of Paragon Custom
                                                 Custom Cycles                    Cycles  into Mojave Financial
                                                                                  Services, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2     September 1996            1,500,000        Non-U.S. investors               $1,500,000
-----------------------------------------------------------------------------------------------------------------------------------
3     October 1996                333,333        Non-U.S. investors               $1,000,000
-----------------------------------------------------------------------------------------------------------------------------------
4     March 1997                7,355,000        All of the then existing         Issued pursuant to the 2 for 1
                                                 shareholders of the              forward split of the stock of the
                                                 Company                          Company
-----------------------------------------------------------------------------------------------------------------------------------
5     April 1997                1,000,000        Non-U.S. investors               $2,500,000
-----------------------------------------------------------------------------------------------------------------------------------
6     November 1997               500,000        Non-U.S. investors               $1,500,000
      to January 1998
-----------------------------------------------------------------------------------------------------------------------------------
7     January 1998                 60,000        Publication trade supplier       $250,000 of printing and
                                                                                  advertising  services
-----------------------------------------------------------------------------------------------------------------------------------
8     February 1998               166,667        Non-U.S. investors               $500,000
-----------------------------------------------------------------------------------------------------------------------------------

                  Transactions 1, 4 and 7 are deemed exempt from registration pursuant to the provisions of Regulation D adopted by the Securities and Exchange Commission. Transaction 7 is a transaction under Rule 505 of Regulation D and is documented by a signed investment intent letter of the purchaser. Such purchaser is an accredited investor. The certificates representing each of the issued shares bear an appropriate restrictive legend, and the transfer agent of the Company has been given stop transfer instructions with regard to shares issued under any Regulation D exemption. Each of the purchasers in the Regulation D transactions had a pre-existing relationship with the Company. The recipients of the stock in transaction 1 were the shareholders of Paragon Custom Cycles, and possessed more information regarding the business to be pursued by the surviving corporation in the merger transaction than any other person. Transaction

1 resulted in the issuance of shares of common stock under Rule 505 of Regulation D to Frank, Patrick and Barbara Keery, each of whom qualified as an accredited investor. Such individuals have served as officers and directors of the Company since the time of the merger with Mojave, and were the sole shareholders of Paragon Custom Cycles prior to the merger. Transaction 4 was merely a private placement to the existing shareholders of the Company pursuant to a two-for-one forward split of the stock of the Company. In addition to possible exemption from registration under Regulation D as to some or all shareholders, the issuance of the shares pursuant to the split of the stock of the Company is exempt from registration under Release No. 33-929, July 29, 1936, 17 CFR 231.929.


                  The remaining transactions are deemed exempt from registration pursuant to the provisions of Regulation S adopted by the Securities and Exchange Commission. Each of these transactions is documented by signed subscription agreements. The Company reasonably believes, and each of the purchasers specifically warranted and represented to the Company, that (a) the purchaser was not a U.S. person as that term is defined under Regulation S; (b) at the time the buy order for the securities was originated, the purchaser was outside the United States and was outside of the United States as of the date of the execution and delivery of the purchaser's subscription agreement; (c) the purchaser was purchasing the securities for its own account and not on behalf of any U.S. person; (d) the sale had not been pre-arranged with a purchaser in the United States; (e) all offers and resales of the securities would only be made in compliance with the provisions of Regulation S; and (f) the sales transaction was made in compliance with all of the laws of the country of domicile of the purchaser, and of any political subdivision thereof, and the customary practices and documentation of such jurisdictions. The certificates representing the shares issued in such transactions bear an appropriate restrictive legend, and the transfer agent of the Company has been given stop transfer instructions with regard to shares issued under any Regulation S exemption.

                  The Company has monitored the flow of Regulation S shares issued by the Company and is not aware of any shares which have been sold back into the United States, or to U. S. persons (as defined in Rule 902(o) of Regulation S), within one year of the later of (a) the date of sale by the Company of the Regulation S shares, or (b) the date of the resale by a foreign underwriter of the last of any shares of a tranch of securities which were not held by the underwriter as its private investment. All individuals or entities who did not purchase their shares directly from the Company and who request the removal of the restrictive legend from shares issued under Regulation S are required to sign a representation letter certifying the accuracy of the statements set forth in subparagraphs (a) and (b) of this paragraph.

                  No commission or finders fees were paid on any of the referenced transactions.

PART II, ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has included in its Restated Articles of Incorporation provisions to indemnify its directors and officers from personal liability to the Company or any of its shareholders for damages for the breach of a fiduciary duty. The Restated Articles also provide for rights of indemnification as allowed under the laws of the state of Nevada. Additionally, the Bylaws of the corporation may be amended to allow for additional rights of indemnification by the corporation. The directors and officers enjoy rights of indemnification for defending criminal or civil actions, suits, or proceedings involving alleged acts or omissions by the director or officer while acting in said party's capacity on behalf of the corporation. The corporation does not indemnify a director or officer for any acts or omissions involving intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of Nevada Revised Statutes Section 78.300.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to such indemnification provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S








                         TITAN MOTORCYCLE CO. OF AMERICA

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                           December 31, 1997 and 1996

                                 C O N T E N T S



Independent Auditors' Report .................................................44

Consolidated Balance Sheet ...................................................45

Consolidated Statements of Operations.........................................47

Consolidated Statements of Stockholders' Equity  .............................49

Consolidated Statements of Cash Flows ........................................50

Notes to the Consolidated Financial Statements ...............................51

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors and Stockholders
Titan Motorcycle Co. of America
Phoenix, Arizona

We have audited the accompanying consolidated balance sheet of Titan Motorcycle Co. of America as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Titan Motorcycle Co. of America as of December 31, 1997 and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
March 12, 1998

                         TITAN MOTORCYCLE CO. OF AMERICA
                           Consolidated Balance Sheet


                                     ASSETS
                                     ------

                                                           December 31,
                                                              1997
                                                              ----

CURRENT ASSETS

  Cash                                           $            85,468
  Accounts receivable, net (Note 2)                          974,461
  Inventory (Note 3)                                       6,635,917
  Prepaid expenses                                           381,160
                                                           ---------

    Total Current Assets                                   8,077,006
                                                           ---------
EQUIPMENT (NOTE 4)

  Autos and trucks                                           228,017
  Machinery and equipment                                    199,226
  Office equipment                                           211,495
  Displays                                                    41,534
  Leasehold improvements                                      24,177
  Less: accumulated depreciation                            (121,749)
                                                           ---------

    Total Equipment                                          582,700
                                                           ---------

OTHER ASSETS

  Deposits                                                    55,063
  Trademarks                                                  54,288
                                                           ---------

    Total Other Assets                                       109,351
                                                           ---------

    TOTAL ASSETS                                 $         8,769,057
                                                 =         =========



        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                         December 31,
                                                                          1997
                                                                          ----
CURRENT LIABILITIES

  Accounts payable                                                     $ 2,052,731
  Accrued expenses                                                         216,657
  Income tax payable                                                            50
  Deposits payable                                                         100,940
                                                                       -----------

    Total Current Liabilities                                            2,370,378
                                                                       -----------

LONG-TERM LIABILITIES

  Notes payable - related parties (Note 5)                               1,928,664
                                                                       -----------

    Total Long-Term Liabilities                                          1,928,664
                                                                       -----------

    TOTAL LIABILITIES                                                    4,299,042
                                                                       -----------

COMMITMENTS AND CONTINGENCIES  (Note 6)

STOCKHOLDERS' EQUITY

  Common stock, par value $.001; 100,000,000 shares authorized;
   16,210,666 shares issued and outstanding                                 16,211
  Additional paid-in capital                                             6,480,769
  Accumulated deficit                                                   (2,026,965)
                                                                       -----------

    TOTAL STOCKHOLDERS' EQUITY                                           4,470,015
                                                                       -----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 8,769,057
                                                                       ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Operations


                                                            For the Years Ended
                                                                 December 31,
                                                                 ------------
                                                       1997                   1996
                                                       ----                   ----

SALES, NET                                $         13,064,145    $        4,983,876

COST OF GOODS SOLD                                  10,607,602             3,683,728
                                                    ----------             ---------

     Gross Profit                                    2,456,543             1,300,148
                                                     ---------             ---------

OPERATING EXPENSES

  Advertising                                          114,874                97,537
  Auto and truck expense                                92,480                14,609
  Bank charges                                           1,543                   833
  Contributions                                         17,237                 1,700
  Depreciation expense                                  89,994                29,178
  Freight and postage                                  466,057               184,762
  Insurance                                            356,212               125,814
  Legal and accounting                                  87,867                38,852
  Office supplies and expense                          393,313                79,332
  Printing                                              30,244                 9,005
  Research and development                             186,206                76,196
  Rent                                                 230,824                43,702
  Repairs and maintenance                               45,700                14,069
  Salaries and wages                                 1,271,310               506,663
  Taxes and licenses                                    17,305                 3,223
  Telephone and utilities                              177,627                45,474
  Trade show and promotion                             498,670               113,706
                                                       -------               -------

     Total Operating Expenses                        4,077,463             1,384,655
                                                     ---------             ---------

     (Loss) from Operations                         (1,620,920)              (84,507)
                                                    ----------               -------

OTHER INCOME (EXPENSE)

  Gain (loss) on currency translation                    9,331                -
  Other income                                          70,394                -
  Interest income                                       -                     16,043
  Interest expense                                    (126,163)              (15,726)
  Bad debt expense                                      (6,385)              (11,256)
                                                        ------               -------

     Total Other Income (Expense)         $            (52,823)   $          (10,939)
                                          -            -------    -          -------



        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                Consolidated Statements of Operations (Continued)


                                                      For the Years Ended
                                                          December 31,
                                                          ------------
                                                 1997                    1996
                                                 ----                    ----

NET (LOSS) BEFORE INCOME TAXES      $         (1,673,743)   $          (95,446)
                                    =
Income taxes                                      -                         50
                                                  ------                    --

NET (LOSS)                          $         (1,673,743)   $          (95,496)
                                    =         ==========    =          =======

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                           15,508,839            12,774,860
                                              ==========            ==========

NET LOSS PER SHARE                  $              (0.11)   $            (0.01)
                                    =              =====    =            =====


        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Consolidated Statements of Stockholders' Equity

                                                                                   Additional
                                                                Common Stock        Paid-in          Accumulated
                                                Shares             Amount           Capital           Deficit

Balance, December 31, 1995                   11,000,000   $        11,000    $       (6,000)   $     (257,726)

Recapitalization (See Note 1)                    44,000                44            (8,044)           -

Issuance of common stock for cash
 at $0.50 per share                           3,000,000             3,000         1,497,000            -

Issuance of common stock for cash at
 $1.50 per share                                666,666               667           999,333            -

Net loss for the year ended
 December 31, 1996                               -                 -                 -                (95,496)
                                                 ------            ------            ------           -------

Balance, December 31, 1996                   14,710,666            14,711         2,482,289          (353,222)

Issuance of common stock for cash at
 $2.50 per share                              1,000,000             1,000         2,498,980            -

Issuance of common stock for cash at
 $3.00 per share                                500,000               500         1,499,500            -

Net loss for the year ended
 December 31, 1997                               -                 -                 -             (1,673,743)
                                                 ------            ------            ------        ----------

Balance, December 31, 1997                   16,210,666   $        16,211    $    6,480,769    $   (2,026,965)
                                             ==========   =        ======    =    =========    =   ==========

        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Cash Flows


                                                                                For the Years Ended
                                                                                   December 31,
                                                                                   ------------
                                                                               1997             1996
                                                                            -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                                                               $(1,673,743)   $   (95,496)
  Adjustments to reconcile net (loss)
   to net cash used in operating activities:
    Depreciation and amortization                                               89,994         29,178
    Allowance for bad debts                                                      6,385           --
Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable                                (240,472)      (734,255)
    (Increase) decrease in inventory                                        (5,013,787)    (1,479,592)
    (Increase) decrease in other assets                                       (423,374)       (61,147)
    Increase (decrease) in accounts payable                                  1,587,530        398,868
    Increase (decrease) in deposits payable                                    (54,728)        40,611
    Increase (decrease) in accrued expenses                                    165,586         36,654
    Increase (decrease) in accrued interest payable                               --           (5,895)
                                                                            -----------    -----------

     Net Cash Used in Operating Activities                                  (5,556,609)    (1,871,074)
                                                                            -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment                                         (620,844)       (51,251)
                                                                            -----------    -----------

     Net Cash Used in Investing Activities                                    (620,844)       (51,251)
                                                                            -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issuance of stock                                                          4,000,000      2,500,000
  New borrowings from related parties                                        1,426,142        256,303
                                                                            -----------    -----------

     Net Cash Provided by Financing Activities                               5,426,142      2,756,303
                                                                            -----------    -----------

NET INCREASE (DECREASE) IN CASH                                               (751,311)       833,978

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                                             836,779          2,801
                                                                            -----------    -----------

CASH AND CASH EQUIVALENTS AT END
 OF YEAR                                                                   $    85,468    $   836,779
                                                                            ===========    ===========

CASH PAID FOR:

  Interest                                                                 $      --      $    24,142
  Income taxes                                                             $      --      $        50

        The accompanying notes are an integral part of these consolidated financial statements.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 1 -     ORGANIZATION AND DESCRIPTION OF BUSINESS

             The financial statements presented are those of Titan Motorcycle Co. of America (Company). The Company was incorporated in the State of Nevada on January 10, 1995 to carry on any lawful activity under the laws of Nevada. On June 11, 1996, Mojave Financial Services, Inc. changed its name to Titan Motorcycle Co. of America in conjunction with the merger with Titan Motorcycle Co. of America. Prior to the acquisition of Titan Motorcycle Co. of America, the Company had been seeking to merge with an existing, operating company.

             Titan Motorcycle Co. of America (premerger) (Titan) was incorporated in the State of Arizona on December 12, 1994. The Company manufactures custom design motorcycles and sells them to authorized dealers or to the general public.

             On June 11, 1996, Mojave Financial Services, Inc. and Titan Motorcycle Co. of America completed an Agreement and Plan of Reorganization whereby the Company issued 11,000,000 shares of its common stock in exchange for all of the outstanding common stock of Titan. Immediately prior to the Agreement and Plan of Reorganization, the Company had 44,000 shares of common stock issued and outstanding.

             The acquisition was accounted for as a recapitalization of Titan because the shareholders of Titan controlled the Company after the acquisition. Therefore, Titan is treated as the acquiring entity.
             There was no adjustment to the carrying value of the assets or liabilities of Titan in the exchange. The Company is the acquiring entity for legal purposes and Titan is the surviving entity for accounting purposes. On June 11, 1996, the shareholders of the Company authorized a reverse stock split of 1-for-10. All references to shares of common stock have been retroactively restated. On March 17, 1997, the shareholders of the Company authorized a forward stock split of 2-for-1. All references to shares of common stock have been retroactively restated.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a.   Accounting Method

             The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

             b.   Income Taxes

             As of December 31, 1997 and December 31, 1996, the Company had a net operating loss carryforward for federal income tax purposes of approximately $2,027,000 and $349,000 respectively that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2011. The tax benefit of the cumulative carry forwards has been offset by a valuation allowance of the same amount.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             c.   Cash Equivalents

             The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

             d.   Inventory

             Inventories of raw materials, finished goods and work in process are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

             e.   Revenue Recognition

             The Company's revenue is derived primarily from the sale of custom built motorcycles. The revenue is recognized upon completion and shipment to the customer. The cost of work in-process and finished goods includes all direct materials, labor and those indirect costs related to the motorcycles. Selling, general and administrative costs are expensed as incurred.

             f.   Principles of Consolidation

             The  consolidated  financial  statements  include  those  of  Titan
             Motorcycle Co. of America (of Arizona) and Mojave Financial Services, Inc. (of Nevada). All significant intercompany accounts and transactions have been eliminated.

             g.   Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             h.   Allowance for Doubtful Accounts

             The Company's accounts receivable are shown net of an allowance for doubtful accounts of $17,252 and $11,256 at December 31, 1997 and December 31, 1996, respectively.

             i. Reclassification

             Certain  December  31,  1996  balances  have been  reclassified  to
             conform   with  the   December   31,   1997   financial   statement
             presentation.

             j. Advertising Expense

             The Company expenses advertising costs as incurred.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 3 -     INVENTORY

             Inventories for December 31, 1997 and December 31, 1996 consisted of the following:

                                                          1997                   1996
                                                       ----------             ----------

             Finished goods                    $        1,678,543    $          213,689
             Work-in-process                              816,127               198,498
             Raw materials and supplies                 4,141,247             1,209,943
                                                       ----------             ----------

                  Total                        $        6,635,917    $        1,622,130
                                                       ==========             ==========

NOTE 4 -     EQUIPMENT

             All equipment is accounted for at cost. Equipment is depreciated over its estimated useful live using accelerated methods. For the years ended December 31, 1997 and December 31, 1996 the Company expensed $89,994 and $29,178 in depreciation.

NOTE 5 -     NOTE PAYABLE - RELATED PARTY

             Long-term debt at December 31, 1997 and 1996 consists of the following:

                                                                                              1997                  1996
                                                                                           ----------            ----------
             Note payable to a related party, unsecured,  bearing interest at 8%
              with  principal  payments  beginning  on  January 1, 2000 with the balance being paid off in 3 years
              or as jointly agreed by the parties at that time.                   $        1,928,664    $          502,521

             Less Current Portion                                                              -                     -
                                                                                             ------                  -

                                                                                  $        1,928,664    $          502,521
                                                                                  =        =========    =          =======

             Future maturities of long-term debt are as follows:

                  2000                                                                                  $          642,888
                  2001                                                                                             642,888
                  2002                                                                                             642,888
                  2003                                                                                                 -
                  Thereafter                                                                                           -
                                                                                                                  ---------

                              Total                                                                      $        1,928,664
                                                                                                         =        =========

             Accrued interest at December 31, 1997 and 1996 was $128,684 and $2,521, respectively.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 6 -     COMMITMENTS AND CONTINGENCIES

             a.  Office Lease

             The Company leases its office and warehouse space. Future minimum lease payments required under the operating agreement are as follows:

                                                                    Operating
                                                                      Lease
                                                                      -----

             1998                                        $           269,332
             1999                                                    321,432
             2000                                                    338,686
             2001                                                    368,904
             2002 and thereafter                                     830,034
                                                                     -------

                  Total minimum lease payments           $         2,128,388
                                                         =         =========

             b.  Product Warranty

             The Company provides a limited warranty on its motorcycles. The warranty period is thirty six (36) months. The Company bears the costs of warranty work for the first six (6) months. The Company has experienced only minimal costs associated with warranty work. The remaining warranty period is covered by a warranty insurance policy which is purchased, by the Company, from an insurance carrier.

             c.  Litigation

             The Company presently is involved as a defendant in a civil action filed against it in the Superior Court (court of general jurisdiction) in and for Maricopa County, Arizona, Civil No. CV98-03681, arising out of a dispute over payment for and the adequacy of services performed by the plaintiff in completing a paint room for the Company. The amount alleged owing is the principal sum of $52,899. The Company disputes the claims and has filed a counterclaim. In all events, it is not believed the outcome of this litigation will have any material affect on the Company's business. The Company is not aware of any other claims or litigation.

NOTE 7 -     CONCENTRATIONS OF RISK

             a.  Cash

             The Company maintains a savings account at a financial institution located in Phoenix, Arizona. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

             b.  Accounts Receivable

             The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                           December 31, 1997 and 1996


NOTE 8 -     CUSTOMERS AND EXPORT SALES

             During 1997 and 1996, the Company operated one industry segment which includes the manufacturing and marketing of custom design motorcycles

             The Company's financial instruments subject to credit risk are primarily trade accounts receivable from its customers.

                                                    For the Years Ended
                                                       December 31,
                                                       ------------
                                               1997                   1996
                                               ----                   ----

             Foreign sales           $       1,681,613     $       2,032,413
             Domestic sales                 11,382,532             2,951,463
                                            ----------             ---------

                                     $      13,064,145     $       4,983,876
                                     =      ==========     =       =========

NOTE 9 -     INCENTIVE STOCK OPTION PLAN

             In November 1996, the Company established an incentive stock option plan for the management and key employees of the Company. The options were awarded at the trading price of the stock and are exercisable in a ten year period.

                                               November 27,         January 8,
             Dates issued                         1996                  1997
                                              ------------         ------------

             Number of options issued              364,000                60,000
             Exercise price              $            2.50     $            3.00

             Total options outstanding at December 31, 1997 was 424,000.

NOTE 10 - SUBSEQUENT EVENTS

             Prepaid Advertising
             -------------------

             In 1998, the Company issued 60,000 shares of its common stock and agreed to transfer $250,000 of its motorcycles over a two year period to a publishing company for advertising services valued at $500,000, which will be used in 1998 and 1999.

             Amendment to Articles of Incorporation
             --------------------------------------

             The Company amended its Articles of Incorporation to change the number of common shares authorized from 100,000,000 to 90,000,000, par value $0.001, and to authorize the issuance of 10,000,000 shares of $0.001 par value preferred stock.

             Stock Options Issued
             --------------------

             On January 28, 1998, the Company issued an additional 441,000 stock options with an exercise price of $3.00 per share, which expire on January 28, 2008.

                         TITAN MOTORCYCLE CO. OF AMERICA

                        Consolidated Financial Statements

                         July 4, 1998 and June 30, 1997

                                    CONTENTS



Consolidated Balance Sheets...................................................58

Consolidated Statements of Operations.........................................60

Consolidated Statements of Stockholders' Equity...............................62

Consolidated Statements of Cash Flows.........................................63

Notes to the Consolidated Financial Statements................................64

                         TITAN MOTORCYCLE CO. OF AMERICA
                           Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                    July 4,               December 31,
                                                     1998                    1997
                                                     ----                    ----
                                                   (Unaudited)
CURRENT ASSETS

  Cash                                      $          -          $          85,468
  Accounts receivable, net (Note 2)                 3,312,183               974,461
  Inventory (Note 3)                                9,975,186             6,635,917
  Prepaid expenses                                    816,057               381,160
                                                      -------               -------

    Total Current Assets                           14,103,426             8,077,006
                                                   ----------             ---------

EQUIPMENT (NOTE 4)

  Autos and trucks                                    228,017               228,017
  Machinery and equipment                             233,666               199,226
  Office equipment                                    254,170               211,495
  Displays                                             41,534                41,534
  Leasehold improvements                               24,177                24,177
  Less: accumulated depreciation                     (208,227)             (121,749)
                                                     --------              --------

    Total Equipment                                   573,337               582,700
                                                      -------               -------

OTHER ASSETS

  Deposits                                             55,063                55,063
  Trademarks                                           62,371                54,288
                                                       ------                ------

    Total Other Assets                                117,434               109,351
                                                      -------               -------

    TOTAL ASSETS                            $      14,794,197     $       8,769,057
                                            =      ==========     =       =========

                         TITAN MOTORCYCLE CO. OF AMERICA
                     Consolidated Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                   July 4,              December 31,
                                                                    1998                   1997
                                                                    ----                   ----
                                                                 (Unaudited)
CURRENT LIABILITIES
  Cash overdraft                                           $         522,351     $           -
  Accounts payable                                                 2,755,990             2,052,731
  Accrued expenses                                                   382,970               216,657
  Income tax payable                                                      50                    50
  Deposits payable                                                    51,235               100,940
                                                                      ------               -------

    Total Current Liabilities                                      3,712,596             2,370,378
                                                                   ---------             ---------

LONG-TERM LIABILITIES

  Note payable - bank (Note 5)                                     3,519,135                -
  Notes payable - related parties (Note 5)                         2,022,882             1,928,664
                                                                   ---------             ---------

    Total Long-Term Liabilities                                    5,542,017             1,928,664
                                                                   ---------             ---------

    TOTAL LIABILITIES                                              9,254,613             4,299,042
                                                                   ---------             ---------

COMMITMENTS AND CONTINGENCIES  (Note 6)

STOCKHOLDERS' EQUITY

  Common stock, par value $.001; 100,000,000
   shares authorized; 16,437,333 and 16,210,666
   shares issued and outstanding, respectively                        16,438                16,211
  Additional paid-in capital                                       7,230,542             6,480,769
  Accumulated deficit                                             (1,707,396)           (2,026,965)
                                                                  ----------            ----------

    TOTAL STOCKHOLDERS' EQUITY                                     5,539,584             4,470,015
                                                                   ---------             ---------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $      14,794,197     $       8,769,057
                                                           =      ==========     =       =========

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                  For the            For the
                                                 Twenty Six         Six Months                 For the
                                                 Weeks Ended          Ended               Three Months Ended
                                                   July 4,           June 30,          July 4,           June 30,
                                                    1998               1997              1998             1997
                                                 -----------        ---------         ---------        ---------

SALES, NET                                   $    12,884,047    $   5,654,669     $   7,521,696    $   3,754,090

COST OF GOODS SOLD                                 9,435,863        4,632,190         5,474,954        3,058,659
                                                   ---------        ---------         ---------        ---------

     Gross Profit                                  3,448,184        1,022,479         2,046,742          695,431
                                                   ---------        ---------         ---------          -------

OPERATING EXPENSES

   Advertising                                       132,902           29,875            29,960           23,188
   Auto and truck expense                             14,448           24,035             2,060            6,079
   Bank charges                                       14,995            1,011            10,743              971
   Depreciation expense                              128,162           27,264            98,183           17,584
   Freight and postage                               304,643          180,212           255,618          159,028
   Insurance                                         233,332          168,131           144,193           99,983
   Legal and accounting                               60,787           30,029            36,223           16,282
   Office supplies and expense                       557,311          224,352           273,048           74,515
   Printing                                           22,486           19,606            11,622           10,478
   Research and development                           54,865           54,080            25,539           44,351
   Rent                                              187,410           83,447           101,219           71,467
   Repairs and maintenance                            58,988           15,351            37,391           12,144
   Salaries and wages                                802,453          413,623           448,865          241,569
   Taxes and licenses                                 67,240           44,081            33,582           31,141
   Telephone and utilities                            99,634           56,068            53,682           38,655
   Trade show and promotion                          276,846          216,275           153,006          117,146
                                                     -------          -------           -------          -------

     Total Operating Expenses                      3,016,502        1,587,440         1,714,934          964,581
                                                   ---------        ---------         ---------          -------

     Income (Loss) from Operations                   431,682         (564,961)          331,808         (269,150)
                                                     -------         --------           -------         --------

OTHER INCOME (EXPENSE)

   Gain (loss) on currency translation                 3,653            3,095             2,183            3,583
   Other income                                        4,642           62,998               685           48,150
   Interest expense                                 (120,408)         (55,150)          (74,112)         (35,506)
                                                    --------          -------           -------          -------

     Total Other Income (Expense)            $      (112,113)   $      10,943     $     (71,244)   $      16,227
                                             -      --------    -      ------     -     -------    -      ------

                         TITAN MOTORCYCLE CO. OF AMERICA
                Consolidated Statements of Operations (Continued)
                                  ( Unaudited)


                                                   For the           For the
                                                  Twenty Six        Six Months                  For the
                                                 Weeks Ended           Ended               Three Months Ended
                                                    July 4,           June 30,          July 4,           June 30,
                                                     1998              1997              1998              1997
                                                 -----------        ----------        ----------        ----------

NET INCOME (LOSS) BEFORE
 INCOME TAXES                                $       319,569    $    (554,018)    $     260,564    $    (252,923)

INCOME TAXES                                          -                -                 -                -
                                                      ------           ------            ------           -

NET INCOME (LOSS)                            $       319,569    $    (554,018)    $     260,564    $    (252,923)
                                             =       =======    =    ========     =     =======    =    ========

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                               16,324,000       15,460,666        16,294,000       14,891,000
                                                  ==========       ==========        ==========       ==========

NET INCOME (LOSS) PER SHARE                  $          0.02    $       (0.04)    $        0.01    $       (0.02)
                                             =          ====    =       =====     =        ====    =       =====

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Consolidated Statements of Stockholders' Equity

                                                                                     Additional
                                                          Common Stock                 Paid-in          Accumulated
                                                   Shares             Amount           Capital            Deficit
                                                   ------             ------           -------            -------

Balance, December 31, 1996                       14,710,666   $        14,711    $    2,482,289    $     (353,222)

Issuance of common stock for cash at
 $2.50 per share                                  1,000,000             1,000         2,498,980            -

Issuance of common stock for cash at
 $3.00 per share                                    500,000               500         1,499,500            -

Net loss for the year ended
 December 31, 1997                                   -                 -                 -             (1,673,743)
                                                     ------            ------            ------        ----------

Balance, December 31, 1997                       16,210,666            16,211         6,480,769        (2,026,965)

Issuance of common stock for cash at $3.00
 per share (unaudited)                              166,667               167           499,833            -

Issuance of common stock for prepaid
 advertising at $4.17 per share (unaudited)          60,000                60           249,940            -

Net income for the twenty-six weeks ended
 July 4, 1998 (unaudited)                            -                 -                 -                319,569
                                                     ------            ------            ------           -------

Balance, July 4,1998 (unaudited)                 16,437,333      $     16,438    $    7,230,542    $   (1,707,396)
                                                 ==========      =     ======    =    =========    =   ==========

                         TITAN MOTORCYCLE CO. OF AMERICA
                      Consolidated Statements of Cash Flows
                                   (Unaudited)


                                                            For the           For the
                                                           Twenty Six        Six Months                  For the
                                                           Weeks Ended         Ended                Three Months Ended
                                                             July 4,          June 30,          July 4,           June 30,
                                                              1998              1997              1998             1997
                                                          -----------        ----------         ----------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                    $      319,569    $    (554,018)   $      260,564    $    (252,923)
  Adjustments to reconcile net income (loss)
   to net cash used in operating activities:
    Depreciation and amortization                             351,133           36,177           251,064           23,809
  Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable             (2,337,722)      (2,228,324)       (1,481,429)      (1,706,843)
    (Increase) decrease in inventory                       (3,339,269)      (1,652,174)       (1,657,643)      (1,217,073)
    (Increase) decrease in other assets                      (442,980)        (163,537)         (248,329)         (51,722)
    Increase (decrease) in accounts payable                 1,225,610          889,674            59,767          999,554
    Increase (decrease) in deposits payable                   (49,705)          76,688          (150,735)          (9,724)
    Increase (decrease) in accrued expenses                   166,313           51,126            27,961           61,514
    Increase (decrease) in accrued interest
      payable                                                 165,031           55,350           129,525           52,399
                                                              -------           ------           -------           ------

      Net Cash Used in Operating Activities                (3,942,020)      (3,489,038)       (2,809,255)      (2,101,009)
                                                           ----------       ----------        ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment                         (77,115)        (425,195)          (59,880)         (74,069)
                                                              -------         --------           -------          -------

      Net Cash Used in Investing Activities                   (77,115)        (425,195)          (59,880)         (74,069)
                                                              -------         --------           -------          -------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Payments on notes payable                                  (650,000)          -               (650,000)          -
  Proceeds from notes payable                               4,169,135           -              3,519,135           -
  Issuance of stock                                           500,000        2,000,000            -             2,000,000
  New borrowings from related parties                          -             1,299,980            -               299,980
                                                               ------        ---------            ------          -------

      Net Cash Provided by Financing Activities             4,019,135        3,299,980         2,869,135        2,299,980
                                                            ---------        ---------         ---------        ---------

NET INCREASE (DECREASE) IN CASH                                -              (614,253)           -               124,902

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                           -               836,779            -                97,624
                                                               ------          -------            ------           ------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                             $       -         $     222,526    $       -         $     222,526
                                                       =       ======    =     =======    =       ======    =     =======

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

  Common stock issued for prepaid advertising          $      250,000    $      -         $       -         $      -

CASH PAID FOR:

  Interest                                             $       -         $      -         $       -         $      -
  Income taxes                                         $       -         $      -         $       -         $      -

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements

                         July 4, 1998 and June 30, 1997

NOTE 1 -     ORGANIZATION AND DESCRIPTION OF BUSINESS

             The financial statements presented are those of Titan Motorcycle Co. of America (Company). The Company was incorporated in the State of Nevada on January 10, 1995 to carry on any lawful activity under the laws of Nevada. On June 11, 1996, Mojave Financial Services, Inc. changed its name to Titan Motorcycle Co. of America in conjunction with the merger with Titan Motorcycle Co. of America. Prior to the acquisition of Titan Motorcycle Co. of America, the Company had been seeking to merge with an existing, operating company.

             Titan Motorcycle Co. of America (premerger) (Titan) was incorporated in the State of Arizona on December 12, 1994. The Company manufactures custom design motorcycles and sells them to authorized dealers or to the general public.

             On June 11, 1996, Mojave Financial Services, Inc. and Titan Motorcycle Co. of America completed an Agreement and Plan of Reorganization whereby the Company issued 11,000,000 shares of its common stock in exchange for all of the outstanding common stock of Titan. Immediately prior to the Agreement and Plan of Reorganization, the Company had 44,000 shares of common stock issued and outstanding.

             The acquisition was accounted for as a recapitalization of Titan because the shareholders of Titan controlled the Company after the acquisition. Therefore, Titan is treated as the acquiring entity.
             There was no adjustment to the carrying value of the assets or liabilities of Titan in the exchange. The Company is the acquiring entity for legal purposes and Titan is the surviving entity for accounting purposes. On June 11, 1996, the shareholders of the Company authorized a reverse stock split of 1-for-10. All references to shares of common stock have been retroactively restated. On February 17, 1997, the shareholders of the Company authorized a forward stock split of 2-for-1. All references to shares of common stock have been retroactively restated.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a.   Accounting Method

             The Company's financial statements are prepared using the accrual method of accounting. Effective January 1, 1998, the Company has elected a 52 week fiscal year.
             Each quarter will consist of 13 weeks.

             b.   Income Taxes

             As of July 4, 1998 and December 31, 1997, the Company had a net operating loss carryforward for federal income tax purposes of approximately $1,707,000 and $2,027,000 respectively that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2011. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                         July 4, 1998 and June 30, 1997


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             c.   Cash Equivalents

             The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

             d.   Inventory

             Inventories of raw materials, finished goods and work in process are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

             e.   Revenue Recognition

             The Company's revenue is derived primarily from the sale of custom built motorcycles. The revenue is recognized upon completion and shipment to the customer. The cost of work in-process and finished goods includes all direct materials, labor and those indirect costs related to the motorcycles. Selling, general and administrative costs are expensed as incurred.

             f.   Principles of Consolidation

             The  consolidated  financial  statements  include  those  of  Titan
             Motorcycle Co. of America (of Arizona) and Mojave Financial Services, Inc. (of Nevada). All significant intercompany accounts and transactions have been eliminated.

             g.   Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             h.   Allowance for Doubtful Accounts

             The Company's accounts receivable are shown net of an allowance for doubtful accounts of $17,252 and $7,974 at July 4, 1998 and December 31, 1997, respectively.

             i. Reclassification

             Certain July 4, 1998 balances have been reclassified to conform with the December 31, 1997 financial statement presentation.

             j. Advertising Expense

             The Company expenses advertising costs as incurred.

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                         July 4, 1998 and June 30, 1997


NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             k. Unaudited Financial Statements

             The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 3 -     INVENTORY

             Inventories for July 4,1998 and December 31, 1997 consisted of the following:

                                                   July 4,               December 31,
                                                    1998                 1997
                                                  (Unaudited)

             Finished goods                   $        1,562,109    $        1,678,543
             Work-in-process                             689,074               816,127
             Raw materials and supplies                7,724,003             4,141,247
                                                       ---------             ---------

                  Total                       $        9,975,186    $        6,635,917
                                              =        =========    =        =========

NOTE 4 -     EQUIPMENT

             All equipment is accounted for at cost. Equipment is depreciated over its estimated useful life using accelerated methods. For the twenty-six weeks ended July 4, 1998 and the six months ended June 30, 1997, the Company expensed $89,994 and $29,178 in depreciation, respectively.

NOTE 5 -     NOTE PAYABLE - RELATED PARTY

             Long-term debt at July 4, 1998 and December 31, 1997 consists of the following:

                                                                                           July 4,               December 31,
                                                                                            1998                     1997
                                                                                            ----                     ----
                                                                                         (Unaudited)
             Line of credit payable to bank, bearing interest at prime plus .5%, due April 1, 2000, secured
              by inventory and receivables.                                         $        3,519,135    $           -

             Note payable to a related party, unsecured,  bearing interest at 8%
              with  principal  payments  beginning  on  January 1, 2000 with the balance being paid off in 3 years
              or as jointly agreed by the parties at that time.                              2,022,882             1,928,664

             Less Current Portion                                                                -                     -
                                                                                                ------                -----

                                                                                    $        5,542,017    $        1,928,664
                                                                                    =        =========    =        =========

                         TITAN MOTORCYCLE CO. OF AMERICA
                 Notes to the Consolidated Financial Statements
                         July 4, 1998 and June 30, 1997

NOTE 5 -     NOTE PAYABLE - RELATED PARTY (Continued)

             Future maturities of long-term debt are as follows:

                  2000                                 $        4,193,429
                  2001                                            674,294
                  2002                                            674,294
                  2003                                             -
                  Thereafter                                       -
                                                                ---------

                         Total                         $        5,542,017
                                                       =        =========

             Accrued interest at July 4, 1998 and December 31, 1997 was $222,902 and $128,684, respectively.

NOTE 6 -     COMMITMENTS AND CONTINGENCIES

             a.  Office Lease

             The Company leases its office and warehouse space. Future minimum lease payments required under the operating agreement are as follows:
                                                            Operating
                                                              Lease
                                                              -----

             1998                                      $           269,332
             1999                                                  321,432
             2000                                                  338,686
             2001                                                  368,904
             2002 and thereafter                                   830,034
                                                                   -------

                  Total minimum lease payments         $         2,128,388
                                                       =         =========

             b.  Product Warranty

             The Company provides a limited warranty on its motorcycles. The warranty period is thirty six (36) months. The Company bears the costs of warranty work for the first six (6) months. The Company has experienced only minimal costs associated with warranty work. The remaining warranty period is covered by a warranty insurance policy which is purchased, by the Company, from an insurance carrier.

NOTE 7 -     CONCENTRATIONS OF RISK

             a.  Cash

             The Company maintains a savings account at a financial institution located in Phoenix, Arizona. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's balances occasionally exceed that amount.

             b.  Accounts Receivable

             The Company provides for accounts receivable as part of operations. Management does not believe that the Company is subject to credit risks outside the normal course of business.

                                    PART III

        PART III, ITEMS 1 and 2. INDEX TO, AND DESCRIPTION OF, EXHIBITS

                                                                            Page
                                                                            ----

         (a) Financial statements filed as part of the Registration
             Statement.

             Audited year end financial statements as of

             December 31, 1997 and 1996.......................................42

             Unaudited 6 month financial statements as of
             June 30, 1998 and 1997...........................................56


         (b)      Exhibits.

             2.1           Restated Articles of Incorporation

                                    of the Company............................70

             2.2           By-Laws of the Company.............................74

             3             Specimen of Common Stock Certificate...............84


             6.1           Form of real estate lease agreement between Holualoa
                           Peoria

                                    Avenue Industrial, LLC and the Company....85

             6.2           Form of addendum to real estate lease.............107


             6.3           1997 Stock Option and Incentive Plan

                                    of the Company...........................118

             10.1          Consent of Bruce L. Dibb, P.C.....................135

             10.2          Consent of Jones, Jensen & Company, LLC...........136

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                       Titan Motorcycle Company of America



Date:        8/31/98                                 By:      /s/
     ---------------------                              ------------------------
                                                     Frank S. Keery
                                                     Chief Executive Officer



Date:        8/31/98                                 By:      /s/
     ---------------------                              ------------------------
                                                     Robert P. Lobban
                                                     Chief Financial Officer


form10SBaug27amend.627

                                                                     EXHIBIT 2.1

                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                         TITAN MOTORCYCLE CO. OF AMERICA


         The undersigned, pursuant to and by virtue of Chapter 78 of Nevada Revised Statutes, hereby adopt and acknowledge the following Restated Articles of Incorporation.


                                    ARTICLE I
                                    ---------

                                      NAME
                                      ----

         The name of the corporation is Titan Motorcycle Co. of America


                                   ARTICLE II
                                   ----------

                      RESIDENT AGENT AND REGISTERED OFFICE
                      ------------------------------------

         The name of the resident agent and the street address of the registered office in the State of Nevada where process may be served upon the corporation is Corporation Trust Co. of Nevada, 1 East 1st Street, Washoe County; Nevada 89501. The corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

                                   ARTICLE III
                                   -----------

                                  CAPITAL STOCK
                                  -------------

         Section 3.1 Authorized Shares. The aggregate number of shares which the corporation shall have authority to issue is 100,000,000 shares, consisting of:

         (v) 90,000,000 shares of a single series of common stock, having a par value of $.001 per share, each of which is entitled to one vote in all matters on which the stockholders of the corporation are required or permitted to vote (the "Common Shares"); and

         (w) 10,000,000 shares of preferred stock, having a par value of $.001 per share (the "Preferred Shares").

         Section 3.2 Authority of Board of Directors with Respect to Preferred Shares. The Board of Directors is vested with the authority to authorize by resolution, from time to time, the issuance of the Preferred Shares in one or more series and, subject to Sections 3.4, 3.5 and 3.6 below, to prescribe the number of Preferred Shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series, including voting powers, preferences and relative rights that may be superior to the Common Shares.

         Section 3.3 Consideration for Shares. The shares of the corporation's stock shall be issued for such consideration as shall be fixed, from time to time, by the Board of Directors.

         Section 3.4 Assessment of Stock. The shares of the corporation's stock, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed. No stockholder of the corporation is individually liable for the debts or liabilities of the corporation. These Articles of Incorporation shall never be amended as to this Section 3.4.

         Section 3.5 No Cumulative Voting for Directors. No stockholder of the corporation shall be entitled to cumulative voting of his shares for the election of directors.

         Section 3.6 No Preemptive Rights. No stockholder of the corporation shall have any preemptive rights.

                                   ARTICLE IV
                                   ----------

                             DIRECTORS AND OFFICERS
                             ----------------------

         Section 4.1 Number of Directors. The members of the governing board of the corporation are styled as directors. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the corporation.

         Section 4.2 Limited Liability of Directors and Officers. No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision does not eliminate or limit the liability of a director or officer of the corporation for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of distributions in violation of Nevada Revised Statutes ss.78.300.

         Section 4.3 Payment of Expenses. In addition to any other rights of indemnification permitted by the law of the State of Nevada as may be provided for by the corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding, involving alleged act or omissions of such officer or director in his or her capacity as an officer or director of the corporation, must be paid by the corporation or through insurance purchased and maintained by the corporation or through other financial arrangements made by the corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation.

         Section 4.4 Repeal and Conflicts. Any repeal or modification of Section
4.2 or 4.3 approved by the stockholders of the corporation shall be prospective only. In the event of any conflict between Section 4.2 or 4.3 and any other Article of the corporation's Articles of Incorporation, the terms and provisions of Section 4.2 or 4.3, as the case may be, shall control.

         IN WITNESS WHEREOF, the President and Secretary of the corporation have executed these Restated Articles of Incorporation of Titan Motorcycle Co.
of America this 15th day of May, 1998.

                                             /s/
                                            ------------------------------------
                                            Patrick Keery, President


                                             /s/
                                            ------------------------------------
                                            Barbara Keery, Secretary



STATE OF ARIZONA)
                ss.
COUNTY OF MARICOPA)

         On the 15th day of May, personally appeared before me, a Notary Public, Patrick Keery and Barbara Keery, personally known (or proved) to me to be the persons whose names are subscribed to the foregoing Restated Articles of Incorporation of Titan Motorcycle Co. of America, who acknowledged that they executed the instrument.

(Seal)
                                                     /s/
                                                     ---------------------------
                                                     NOTARY PUBLIC

                                                                     EXHIBIT 2.2
                                   BY-LAWS OF

                         TITAN MOTORCYCLE CO. OF AMERICA

                                    ARTICLE I

                             MEETING OF STOCKHOLDERS

         SECTION 1. The annual meeting of the stockholders of the Company shall be held at its office in Maricopa County, State of Arizona, on a date in the month of May as designated by the Board of Directors each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

         At least five days' written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its address last known, as the same appears on the books of the company.

         SECTION 2. Special meetings of the stockholders may be held at the office of the company in the State of Arizona, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 25% of the issued and outstanding capital stock of the company. At least ten days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and objects for calling the same, shall be mailed in a United States Post Office, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the same appears on the books of the company.

         SECTION 3. If all the stockholders of the company shall waive notice of a meeting, no notice of such meeting shall be required, and whenever all of the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken. The written certificate of the officer or officers calling any meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice. If the address of any stockholder does not appear upon the books of the company, it will be sufficient to address any notice to such stockholder at the principal office of the corporation.

         SECTION 4. All business lawful to be transacted by the stockholders of the company, may be transacted at any special meeting or at any adjournment thereof. Only such business, however, shall be acted upon at special meeting of the stockholders as shall have been referred to in the notice calling such meetings, but at any stockholders' meeting at which all of the outstanding capital stock of the company is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

         SECTION 5. At the stockholders' meetings the holders of Twenty-five percent (25%) in amount of the entire issued and outstanding capital stock of the company, shall constitute a quorum for all purposes of such meetings.

         If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these By-Laws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in Interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

         SECTION 6. At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting. The votes for directors, and upon demand by any stockholder, the votes upon any question before the meeting, shall be viva voce.

         At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the Company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. Only the persons in whose names shares of stock are registered on the books of the company for ten days preceding the date of such meeting, as evidenced by the list of stockholders, shall be entitled to vote at such meeting. Proxies and powers of Attorney to vote must be filed with the Secretary of the Company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

         SECTION 7. At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

         SECTION 8. At the stockholders' meetings, the regular order of business shall be as follows:

         1. Reading and approval of the Minutes of previous meeting or meetings;
         2. Reports of the Board of Director, the President, Treasurer and Secretary of the Company in the order named;
         3. Reports of Committee;
         4. Election of Directors;
         5. Unfinished Business;
         6. New Business;
         7. Adjournment.

                                   ARTICLE II

                          DIRECTORS AND THEIR MEETINGS

         SECTION 1. The Board of Directors of the Company shall consist of three persons who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one year, and until their successors are elected and qualify.

         SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining
Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

         SECTION 3. Meeting of the Directors may be held at the principal office of the company in the state of Arizona, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

         SECTION 4. Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.

         Regular meetings of the Board of Directors shall be held at the office of the company in Maricopa County, State of Arizona, unless otherwise designated by the Board of Directors. Notice of such regular meetings shall be mailed to each Director by the Secretary at least three days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided.

the meeting is held at the time and place fixed by these By-Laws for holding such regular meetings.

         Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least three days notice by mail or telegraph.

         Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

         Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

         SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these By-Laws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

         SECTION  6. A Director need not be a stockholder of the corporation.

         SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not receive any compensation for their services as Directors until such time as the company is able to declare and pay dividends on its capital stock.

         SECTION 8. The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition of the company, and shall, at request, furnish each of the stockholders with a true copy thereof.

         The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, it approved, or ratified by the vote of the holders of a majority of the capital stock of the company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

         SECTION 9. The Board of Directors shall have the power from time to time to provide for the management of the offices of the company in such manner as they see fit, and in particular from time to time to delegate any of the powers of the Board in the course of the current business of the company to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the company with such powers (including the power to subdelegate), and upon such terms as may be deemed fit.

         SECTION 10. The Board of Directors is vested with the complete and unrestrained authority in the management of all the affairs of the company, and is authorized to exercise for such purpose as the General Agent of the Company, its entire corporate authority.

         SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

         1. Reading and approval of the minutes of any previous meeting or meetings; 2. Reports of officers and committeemen; 3. Election of officers; 4. Unfinished business; 5. New business; 6. Adjournment.

                                   ARTICLE III

                            OFFICERS AND THEIR DUTIES

         SECTION 1. The Board of Directors, at its first and after each meeting after the annual meeting of stockholders, shall elect a President, a Vice-President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify. The offices of the Secretary and Treasurer may be held by one person.

         Any vacancy in any of said offices may be filled by the Board of Directors. The Board of Directors may from time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors. All officers, agents, and factors of the company shall be chosen and appointed in such manner and shall hold their office for such terms as the board of Directors may by resolution prescribe.

         SECTION 2. The President shall be the executive officer of the company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Company's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the company. He shall be a member of the Executive
Committee,  and the Chairman  thereof;  he shall  preside at all meetings of the

Board of Directors, and at all meetings of the stockholders, and shall sign the Certificates of Stock issued by the company, and shall perform such other duties as shall be prescribed by the Board of Directors.

         SECTION 3. The Vice-President shall be vested with all the powers and perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

         SECTION 4. The Treasurer shall have the custody of all the funds and securities of the company. When necessary or proper he shall endorse on behalf of the company for collection checks, notes, and other obligations; he shall deposit all monies to the credit of the company in such bank or banks or other depository as the Board of Directors may designate; he shall sign all receipts and vouchers for payments made by the company, except as herein otherwise provided. He shall sign with the President all bills of exchange and promissory notes of the company; he shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the company as the Board of Directors shall designate; he shall sign all papers required by law or by those Bylaws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the company to be kept by him for the purpose, full and accurate accounts of all monies received and paid by him on account of the company. He shall at all reasonable times exhibit the books of account to any Directors of the company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

         The Treasurer shall, if required by the Board of Directors, give bond to the company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such surety as shall be approved by the Board of Directors, with expense of such bond to be borne by the company.

         SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the company or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the company in such sum and with such security as it shall approve, as conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the company.

         SECTION 6. The Secretary shall keep the Minutes of ail meetings of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the company; he may sign with the President or Vice-President, in the name of the Company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate seal of the company; he shall affix the corporate seal to al, certificates of stock duly issued by the company; he shall have charge of Stock Certificate Books, Transfer books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the company during business hours, and he shall, in general, perform all duties incident to the office of Secretary.

         SECTION 7. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the company or by the Board of Directors.

         SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority in behalf of the company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the company might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the company for the purposes in this section mentioned.

                                   ARTICLE IV

                                  CAPITAL STOCK

         SECTION 1. The capital stock of the company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

         SECTION 2. Ownership of stock in the company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the company and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary.

         All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the number of such shares and the date of issue shall be entered on the company's books.

         No certificates shall be valid unless it is signed by the President or Vice-President and by the Secretary or Assistant Secretary.

         All certificates surrendered to the company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

         SECTION 3. No transfer of stock shall be valid as against the company except on surrender and cancellation of the certificate therefor, accompanied by an assignment or transfer by the owner therefor, made either in person or under assignment, a new certificate shall be issued therefor.

         Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the company.

         SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the company.

         The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

         SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

         SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the company an affidavit. Whereupon, at the end of six months after the deposit of said affidavit and upon such person or persons giving Bond of Indemnity to the company with surety to be approved by the Board of Directors in double the current value of stock against any damage, loss or inconvenience to the company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such person or persons a new certificate, or a duplicate of the certificate, so lost or destroyed. The Board of Directors may, in its discretion refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in.
such matter, anything herein to the contrary notwithstanding.

                                    ARTICLE V

                                OFFICES AND BOOKS

         SECTION 1. The principal office of the corporation, in Arizona shall be at 2222 West Peoria Avenue, Phoenix, Arizona 85029, and the company may have a principal office in any other state or territory as the Board of Directors may designate.

         SECTION 2. The Stock and Transfer Books and a copy of the By-Laws and Articles of Incorporation of the company shall be kept at its principal office in the County of Maricopa, State of Arizona, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the company shall be kept at such places as may be prescribed by the Board of Directors.

                                   ARTICLE VI

                                  MISCELLANEOUS

         SECTION 1. The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the company in excess of the amounts so reserved, and pay the same to the stockholders of the company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the company.

         SECTION 2. No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the company for more than $100,000 dollars, shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

         SECTION 3. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the company, and shall have the corporate seal thereto affixed.

         SECTION 4. All monies of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the company.

         SECTION 5. No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the company unless the same shall be signed by the President or a Vice-President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary, except that the Treasurer or an Assistant Treasurer may, without countersignature, make endorsements for deposit to the credit of the company in all its duly authorized depositories.


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



         SECTION 6. No loan or advance of money shall be made by the company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

         SECTION 7. No director nor executive officer of the company shall be entitled to any salary or compensation for any services performed for the company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all the Directors voting in favor thereof.

         SECTION 8. The company may take, acquire, hold, mortgage, sell, or otherwise deal in stocks or bonds or securities of any other corporation, if and as often as the Board of Directors shall so elect.

         SECTION 9. The Directors shall have power to authorize and cause to be executed, mortgages, and liens without limit as to amount upon the property and franchise of this corporation, and pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall have the authority to dispose in any manner of the whole property of this corporation.

         SECTION 10. The company shall have a corporate seal, the design thereof being as follows:

                                   ARTICLE VII

                              AMENDMENT OF BY-LAWS

         SECTION 1. Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of, 51% of the issued and outstanding capital stock.

         KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, being the directors of the above named corporation, do hereby consent to the foregoing By-Laws and adopt the same as and for the By-Laws of said corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand this 2nd day of June, 1998

                                                    /s/   Barbara Keery
                                                    ----------------------------
                                                    Secretary of the Corporation


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


                                                                       EXHIBIT 3
                      Specimen of Common Stock Certificate
      NUMBER                                                           SHARES
      ------                                                           ------


                       TITAN MOTORCYCLE COMPANY OF AMERICA
               INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

PAR VALUE $0.001                                           CUSIP NO. 888307 10 5
COMMON STOCK

THIS CERTIFIES THAT

is the owner of

            FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK
                           PAR VALUE OF $0.001 EACH OF
                       TITAN MOTORCYCLE COMPANY OF AMERICA
  transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the
   Registrar. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

                                    DATED

                                    Countersigned and Registered:
                                                         I DATA INC.
PRESIDENT                                     (Dallas, Texas) Transferable Agent
                                    By

                                                     Successor Transfer Agent
                                                Signature  Stock  Transfer  Inc.

SECRETARY                     [Corporate Seal]              Authorized Signature

                                                                     EXHIBIT 6.1

                 STANDARD COMMERCIAL-INDUSTRIAL TRIPLE NET LEASE
                                BASIC TERMS SHEET


              This Basic Terms Sheet to that certain Standard Commercial-Industrial Triple Net Lease between the parties listed below is for the convenience of the parties in quickly referencing certain of the basic terms of the Lease. It is not intended to serve as a complete summary of the Lease. In the event of any inconsistency between this Basic Terms Sheet and the Lease, the applicable Lease provision shall prevail and control.

Date of Lease (See Paragraph 1):              December 16, 1996
--------------

Name of Lessor (See Paragraph 1):             Holualoa Peoria Avenue Industrial,
--------------                                LLC,  an Arizona limited liability
                                                      company

Name of Lessee (See Paragraph 1):             Titan Motorcycle Co. of America, a
--------------                                        Nevada Corporation

Lessee's Telephone Number:                    (602) 956-7893

Address of Premises (See Paragraph 2):        2222 W. Peoria Avenue, Suite B,
                                                      Phoenix, Arizona
--------------------

Approximate Gross Rentable
--------------------------
 Area of Premises (See Paragraph 12):                 43,444 square feet
------------------

Lessee's Percentage of Insurance.
--------------------------------
Real Property Tax
-----------------
and CAM Amounts (See Paragraph 12):                   70.65%
----------------

Lease Commencement Date (See Section 3.1):            The business day following
-----------------------                               full execution of this
                                                      Lease

Lease Expiration Date (See Section 3.1):              March 31, 2002
----------------------

Monthly Base Rent (See Paragraph 4):          See Addendum
------------------
Additional Rent:                              1.  Rental Tax (See Section 4.1)
----------------

                                              2.  Insurance Amount
                                                  (See Section 8.10)

                                              3.  Real Property Tax Amount
                                                  (Section 10.l)

                                              4.  CAM Amount (See Paragraph 11)

Lessee's Security Deposit
(See Paragraph 6):                            $21,775
--------------------------

Lessee's Permitted Use
----------------------
(See Section 6.1):            Assembly and sales of motorcycle parts and related
                              general office and administration (see Section
                              6.1(a) for a more complete description)

Address for Lessor:           Holualoa Peoria Avenue Industrial, LLC
-------------------
                              c/o Wessex Service Companies
                              2828 N. Central Avenue, Suite #1060
                              Phoenix, Arizona 85004
                              Attn: Susan Maher

LESSOR:                                       LESSEE:
-------                                       -------

HOLUALOA PEORIA AVENUE                        TITAN MOTORCYCLE CO. OF
INDUSTRIAL, LLC,                              AMERICA, INC. a Nevada corporation
an Arizona limited liability company

      By:  Holualoa Arizona, Inc.
           an Arizona corporation
      Its: General Partner

By:         /s/                             By:         /s/
          ----------------------------           --------------------------
Name:       Sandra Alter                    Name:    Francis S. Keery
          ----------------------------           --------------------------
Its:        Authorized Agent                Its:         C.E.O.
          ----------------------------           --------------------------
Date:       1/24/97                         Date:      1/24/97
         -----------------------------           --------------------------

                 STANDARD COMMERCIAL-INDUSTRIAL TRIPLE NET LEASE

1. PARTIES. This Lease, dated December 16, 1996, for reference purposes only, is made by and between Holualoa Peoria Avenue Industrial, LLC, an Arizona limited partnership ("Lessor"), and Titan Motorcycle Co. of America, Inc., a Nevada corporation ("Lessee").

2. PREMISES. Lessor hereby leases to Lessee and Lessee leases from Lessor for the term, at the rental, and upon all the conditions set forth herein, the premises demised by this Lease, located at 2222 W. Peoria Avenue, Suites B, C, D, E (the "Premises"), together with a nonexclusive right to use the parking and common areas (collectively, the "Common Areas"), surrounding the Premises and within the project commonly known as Peoria Avenue Industrial (the "Project"). The location of the Premises and the parameters of the Common Areas and the Project are shown on Exhibit "A" attached hereto. All dimensions and areas quoted herein or in any exhibit attached hereto are approximate and are based on gross rentable area, rather than solely on areas designed for the exclusive use and occupancy of tenants.

3. TERM.

      3.1. TERM. The term of this Lease shall commence on the business day following full execution of this Lease ("Commencement Date") and end on March 31, 2002 (expiration Date"), unless sooner terminated pursuant to any provision hereof ("Term"). Lessor shall deliver possession of the Premises to Lessee on the Commencement Date.

     3.2.     INTENTIONALLY DELETED.

4. RENT.

      4.1. MONTHLY BASE RENT. Lessee shall pay to Lessor a monthly base rental as set forth in the Addendum hereto. The monthly base rental due hereunder shall be payable to Lessor by the first day of each month during the Term at the address stared herein or to such other persons or at such other places as Lessor may designate in writing and shall be paid in lawful money of the United States of America. The Lessee further agrees to pay Lessor, in addition to the rent as provided herein, an privilege, sales, excise, rental and other taxes (except income taxes) imposed now or hereinafter imposed by any governmental authority upon the rentals and all other amounts herein provided to be paid by the Lessee. Said payment shall be in addition to and accompanying each monthly rental payment made by Lessee to Lessor.

The base rental set forth in this Section 4.1 is a negotiated figure and shall govern whether or not the actual gross rentable square footage of the Premises is the same as set forth in Paragraph 12 hereof. Lessee shall have no right to withhold, deduct or offset any amount from the base monthly rental or any other sum due hereunder even if the actual gross rentable square footage of the Premises is less than that set forth in Paragraph 12. Rent for any period during the Term which is for less than one month shall be a pro rata portion of the monthly instrument.

     4.2.    INTENTIONALLY DELETED.

5. SECURITY DEPOSIT. Lessee shall deposit with Lessor upon execution hereof Twenty-One Thousand Seven Hundred Seventy-Five and no/100 Dollars ($21,775.00) as security for Lessee's faithful performance of Lessee's obligations hereunder. If Lessee fails to pay rent or other charges due hereunder, or otherwise defaults with respect to any provision of the Lease, Lessor may use, apply, or retain all or any portion of said deposit for the payment of any rent or other charge in default or for the payment of any other sum for which Lessor may become obligated by reason of Lessee's default, or to compensate Lessor for any lose or damage which Lessor may suffer thereby. If Lessor so uses or applies all or any portion of said deposit, Lessee shall within ten (10) days after written demand therefor deposit cash with Lessor in an amount sufficient to restore said deposit to the full amount hereinabove stated, and Lessee's failure to do so shall be a material breach of this Lease. Lessor shall not be required to keep said deposit separate from its general accounts. If Lessee performs all of Lesses's obligations hereunder, said deposit, or so much thereof as has not theretofore been applied by Lessor, shall be returned, without payment of interest or other increment for its use, to Lessee (or, at Lessor's option, to the last assignee, if any, of Lessee's interest hereunder) at the expiration of the Term and after Lessee has vacated the Premises. Any mortgagee of Lessor, purchaser of the Project, or beneficiary of a deed of trust shall be relieved and released from any obligation to return said deposit in the event such mortgagee, beneficiary of deed of trust or purchaser becomes the owner of the Project by reason of foreclosure or trustee's sale (including deed in lieu thereof) or proceeding in lieu of foreclosure or trustee's sale unless said deposit shall have been actually delivered to such mortgagee, beneficiary of deed of trust or purchaser. Such release, however, shall not relieve the person or entity who owned the Project immediately prior to acquisition of title by such mortgagee, beneficiary of deed of trust or purchaser of any obligation he or it may have to return said deposit.


6. USE.

     6.1. PERMITTED USES.

            (a) The Premises are to be used only for the design, assembly, sales, and distribution of new motorcycles, motorcycle parts and motorcycle accessories; in addition, to operation willl include welding, assembly, painting, machinery, testing, polishing and other allied activities, and related general office and administration ("Permitted Use") and for no other business or purpose whatsoever without the prior writted consent of Lessor. No act shall be done in or about the Premises that is unlawful. Lessee shall not commit or allow to be committed any waste upon the Premises, or any public or pricated nuisance or other act or thing which unreasonably disturbs the quiet enjoyment of any other lessee in the Project, taking into accout, however, Lessee's Permitted Use of the Premises. If any of Lessee's machines or equipment unreasonably disturb any other lessee in the Project, then Lessee shall provide adequate insulation, or take such other action as may be necessary to eliminate the noise or disturbance. Lessee, at its expense, shall comply with all laws relating to its use and occupancy of the Premises and shall observe such reasonable rules and regulations as may be adopted and made available to Lessee by Lessor from time to time for the safety, care and cleanliness of the Premises or the Project and for the preservation of good order therein.

            (b) Lessee warrants that the operation of its business shall be conducted in strict compliance with all applicable recorded private covenants, conditions and restrictions and all applicable federal, state and local environmental, safety and other pertinent laws, rules, regulations and ordinances and that any alterations necessary to the Premises by reason of such covenants, conditions, restrictions, laws, rules, regulations and ordinances, including, without limitation, The Americans With Disabilities Act, shall be at Lessee's sole cost and expense. Lessee represents and warrants to Lessor that there is no risk to Lessee, Lessee's visitors and others using the Premises arising from Lessee's operations. Lessee shall indemnify, defend and hold harmless Lessor from and against any claim, liability, expense, lawsuit, loss or other damage, including reasonable attorneys' fees, arising from or relating to Lessee's use of the Premises or Lessee's activities within the Project or any violations of the Americana with Disabilities Act due to the use of the Premises by Lessee, its employees, subtenants, agents, guests or invitees.

      6.2. CONDITION OF PREMISES. Lessee hereby accepts the Premises in their condition existing as of the date of the execution hereof or in the condition described on the attached Exhibit "B," whichever is applicable, subject to all applicable laws, ordinances and regulations governing and regulating the use of the Premises, and subject to all matters disclosed thereby. Lessee acknowledges that neither Lessor nor Lessor's agents has made any representation or warranty as to the suitability of the Premises for the conduct of Lessee's business and that Lessee and its agents and contractors have been provided with an opportunity to thoroughly inspect the Premises and the Project.

     6.3. HAZARDOUS MATERIALS.

            (a) As used herein, the term "Hazardous Material" shall mean any substance or material which has been determined by any state, federal or local governmental authority to be capable of posing a risk of injury to health, safety or property, including all of those materials and substances designated as hazardous or toxic by the city in which the Premises are located, the U.S. Environmental Protection Agency, the Consumer Product Safety Commission, the U.S. Food and Drug Administration, the Arizona Department of Environmental Quality, the Pima County Department of Environmental Quality, or any other governmental agency now or hereafter authorized to regulate materials and substances in the environment.

            (b) Lessee agrees not to introduce any Hazardous Material in, on or adjacent to the Premises or in, on or adjacent to the Project without (i) obtaining Lessor's prior written approval, (ii) providing Lessor with thirty
(30) days prior written notice of the exact amount, nature, and manner of intended use of such Hazardous Materials, and (iii) complying with all applicable federal, state and local laws, rules, regulations, policies and authorities relating to the storage, use, disposal and clean-up of Hazardous Materials, including, but not limited to, the obtaining of all proper permits.

            (c) Lessee shall immediately notify Lessor of any inquiry, test, investigation, or enforcement proceeding by, against or directed at Lessee or the Premises concerning a Hazardous Material. Lessee acknowledges that Lessor, as the owner of the Premises, shall have the right, at its election, in its own name to negotiate, defend, approve, and appeal, at Lessee's expense, any action taken or order issued by any applicable governmental authority with regard to a Hazardous Material released onto the Premises or the Project by Lessee.
           (d) If Lessee's storage, use or disposal of any Hazardous Material in, on or adjacent to the Premises or the Project results in any contamination of the Premises, the Project, the soil, surface or groundwater thereunder or the air above and around the Premises and the Project (i) requiring re-mediation under federal, state or local statutes, ordinances, regulations or policies, or
(ii) at levels, in excess of de minimum levels, which are unacceptable to Lessor, in Lessor's reasonable discretion, Lessee agrees to clean-up the contamination immediately, at Lessee's sole cost and expense.

Lessee further agrees to indemnify, defend ant hold Lessor harmless from and against any claims, suits, causes of action, costs, damages, loss and fees, including attorneys' fees and costs, arising out of or in connection with (i) any clean-up work, inquiry or enforcement proceeding relating to Hazardous Materials currently or hereafter used, stored or disposed of by Lessee or its agents, employees, contractors or invitees on or about the Premises or the Project, and (ii) the use, storage, disposal or release by Lessee or its agents, employees, contractors or invitees of any Hazardous Materials on or about the Premises or the Project.

            (e) Notwithstanding any other right of entry granted to Lessor under this Lease, Lessor shall have the right to enter the Premises or to have consultants enter the Premises throughout the Term at reasonable times and upon reasonable prior notice to Lessee for the purpose of determining: (1) whether the Premises are in conformity with federal, state and local statutes, regulations, ordinances and policies, including those pertaining to the environmental condition of the Premises; (2) whether Lessee has complied with this Paragraph 6; and (3) the corrective measures, if any, required of Lessee to ensure the safe use, storage and disposal of Hazardous Materiala. Lessee agrees to provide access and reasonable assistance for such inspections. Such inspections may include, but are not limited to, entering the Premises with machinery for the purpose of obtaining laboratory samples. Lessor shall not be limited in the number of such inspections during the Term. If, during such inspections, it is found that Lessee's use of Hazardous Materials constitutes a violation of this Lease, Lessee shall reimburse Lessor for the cost of such inspections within ten (10) days of receipt of a written statement therefor. If such consultants determine that the Premises are contaminated with Hazardous Material as a result of a release(s) by Lessee or are in violation of any applicable environmental law, and such violation did not exist prior to the Commencement Date, Lessee shall, in a timely manner, and at its expense, remove such Hazardous Materials or otherwise comply with the recommendations of such consultants to the reasonable satisfaciton of Lessor and any applicable governmental agencies. If Lesse fails to do so, Lessor, at its sole discretion, may, in addition to all other remedies available to Lessor under this Lease and at law and in equity cause the violation and/or contamination to be remedied at Lessee's sole cost and expense. The right granted to Lessor herein to inspect the Premises shall not create a duty on Lessor's part to inspect the Premises, or leability of Lessor for Lessee's use, storage or disposal of Hazardous Materials, it being understood that Lessee shall be solely responsible for all liability in connection therewith.

            (f) Lessee shall surrender the Premises to Lessor upon the expiration or earlier termination of this free of Hazardous Materials (other that those, if any, existing as of the Commencement date) and in a condition which complies with all governmental statutes, ordinances, regulations, and policies, recommendations of consultants hired by Lessor, and such other reasonable requiremeents as may be imposed by Lessor.

            (g)   Lessee's   obligations   under  this   Paragraph   6  and  all
indemnification obligations of Lessee under this Lease shall survive the expiration or earlier termination of this Lease.

7. MAINTENANCE, REPAIRS AND ALTERATIONS.

      7.1. LESSOR'S OBLIGATIONS. Subject to the provisions of Paragraph 9 and except for damage caused by any negligent or intentional act or omission of Leased, Lessee's agents, employees or invitees and except for Lessor's right to include certain costs as Total Common Area Charges pursuant to Paragraph 11, Lessor, at Lessor's expense, shall keep in good order, condition, and repair the foundations, exterior and load bed walls, and the exterior roof of the Premises

(including the structural support thereof). Lessee expressly waives the benefit of any statute now or hereafter in effect which would otherwise afford Lessee the right to make repairs at Lessors's expense or to terminate this Lease became of Lessors failure to keep the Premises in good order, condition, and repair.

7.2. LESSEE'S OBLIGATIONS.

            (a) Lessee shall, at in expense throughout the Term, maintain, service, replace, and keep in good repair the interior of the Premises except those items for which Lessor is specifically made responsible under Section 7.1. and mechanical equipment of the Premises, and an other aspects of the Premises including such items as floors, ceilings, walls, doors, glass, plumbing, paint, heating, ventilating and air conditioning equipment, partitions, electrical equipment, wires, and electrical fixtures, and surrender same upon the expiration of the Term in the same condition as received, ordinary wear and tear excepted. Lessee shall give Lessor prompt written notice of any defects or breakage in the structure, equipment, fixtures, or of any unsafe condition upon or within the Premised Maintenance, repairs, and replacements to the mechanical, plumbing, electrical, and heating, ventilating and air conditioning systems serving the Premises shall be performed by licensed contractors, acceptable to Lessor in its reasonable discretion.

            (b) Lessee shall enter into and keep in force during the Term a preventive maintenance contract with a licensed heating and air conditioning contractor acceptable to Lessor providing for the regular inspection and maintenance of the heating, ventilating and air conditioning equipment serving the Premises.

            (c) On the last day of the Term, or on any sooner termination, Lessee shall surrender the Premises to Lessor in the same condition as received, broom clean, ordinary usear and tear and damage by fire or other casualty excepted. Lessee shall repair any damage to the Premises occasioned by the removal of its trade fixtures, furnishings and equipment pursuant to Section 7.3, which repair shall include without limitation the patching and filling of holes and repair of structural damage.

7.3. ALTERATIONS AND ADDITIONS.

            (a) Alterations, improvement, additions, utility installations or removal of any fixtures may not be made to the Premises without the prior written consent of Lessor, and any alterations, improvements, additions or utility installations to the Premises, excepting movable furniture and machinery and trade fixtures, shall, at Lessor's option, become part of the realty and belong to Lessor upon the expiration or earlier termination of this Lease. However, this shall not prevent Lessee from installing trade fixtures, machinery, or other trade equipment in conformance with an applicable ordinances, regulations and laws. Lessee shall keep the Premises, the building in which the Premises are located, and the land on which the Premiers are situated free from any lien. arising out of any work performed for, material furnished to, or obligations incurred by the Lessee. It is further understood and agreed that under no circumstance is the Lessee to be deemed the agent of the Lessor for any alteration, repair, or construction within the Premises, the same being done at the sole expense of the Lessee. All contractors, materialmen, mechanics, and laborers are hereby charged with notice that they must look only to the Lessee for the payment of any charge for work done and materials furnished upon the Premises during the Term.


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            (b) Upon the expiration or sooner  termination  of the Term,  Lessee shall, upon written demand by Lessor, at Lessee's sole expense, with due diligence, remove any alteration, addition or improvement made by Lessee, designated by Lessor to be removed (except the Leasehold Improvements described in Exhibit "B"), and repair any damage to the Premises caused by such removal. Lessee shad remove an of its movable property and trade fixtures which can be removed without damage to the Premises at the expiration or earlier termination of this Lease and shall pay Lessor for Al damages from injury to the Premises or Project resulting from such removal.

8. INSURANCE; INDEMNITY.

      8.1. LESSEE'S LIABILITY INSURANCE. Lessee shalt at Lessee's expense, obtain and keep in force curing the Term a policy of commercial general liability insurance written on an occurrence brain insuring Lessee against any liability arising out of the use, occupancy, or maintenance of the Premiaea and ad areas appurtenant thereto. Such insurance shall be primary and not contributing with any insurance maintained by Lessor, shall have a combined single limit of liability of $2,000,000 and shall name Lessor as an additional insured. The limits of said insurance shall not, however, limit the liability of Lessee hereunder. Said insurance shall have a Lessor's Protective Liability endorsement attached thereto, and shall contain a contractual liability endorsement covering all indemnification obligations of Lessee hereunder. If Lessee shall fail to procure and maintain said insurance, Lessor may, but shall not be required to, procure and maintain the same, but at the expense of Lessee.

      8.2 LESSEE'S PROPERTY INSURANCE. Lessee shall, at Lessee's expense, obtain and keep in force during the Term a policy or policies of insurance covering loss or damage to Lessee's personal property, merchandise, stock in trade, fixtures and equipment located on the Premises from time to time, in the amount of the full replacement value thereof, providing protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, special extended perils (special form).

      8.3 LESSOR'S LIABILITY INCURANCE. Lessor shall obtain and keep in force during the Term a policy of commercial general liability insurance written on occurrence basis insuring Lessor against any liability arising out of the ownership, use, occupancy, or maintenance of the Project, including the Common Areas. Such insurance shall have a combined single limit of liability of at least $2,000,000.

      8.4. LESSOR'S PROPERTY INSURANCE. Lessor shall obtain and keep in force during the Term a policy or policies of insurance covering lose or damage to the Project, in the amount of the fun replacement value thereof, exclusive of footings and foundations, providing protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, special extended peril. (special form). Lessee understands and agrees that the insurance described in this Section 8.4 will not cover Lessee's personal property, merchandise, stock in trade, trade fixtures and equipment.


      8.5. BUSINESS INTERRUPTION INSURANCE. Lessor may, at its option, obtain and keep in force during the Term a policy of business interruption insurance in an amount sufficient to cover any loss of income from the Project for a period of twelve (12) months.


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      8.6.  INSURANCE  POLICIES.   Insurance  required  hereunder  shall  be  in
companies rated "A-XII" or better by A. M. Beat Co., in Best's Key guide. On or prior to the Commencement Date, Lessee shall deliver to Lessor copies of policies of liability insurance required under Section 8.1 and policies of casualty insurance required by Section 8.2 or certificates evidencing the existence and amounts of such insurance, and in the case of the liability insurance policy indicating that Lessor has been named an addition! insured thereunder. all such policies and certificates of insurance shall state explicitly that such insurance shall not be cancelable or subject to reduction of coverage or other modification except upon at least thirty (30) day's advance written notice by the insurer to Lessor. Lessee ahoy furnish Lessor with renewals or "binders" thereof not Lena than ten (10) days prior to the cancellation or termination of any such policy, failing which, if Lessor coca not receive such renewals or "binders" within one ( 1) business day after written request to Lessee, Lessor may order such insurance and charge the cost thereof to Lessee, which amount shall be payable by Lessee upon demand. Lessee shall not do or permit to be done anything which shall invalidate the insurance policies referred to in Sections 8.2 and 8.3. Either party may provide any required insurance under a so-called blanket policy or policies covering other parties and locations and may maintain the required coverage by a so-called umbrella policy or policies, so long as the required coverage is not thereby diminished.

      8.7. WAIVER OF SUBROGATION. Lessee and Lessor each hereby waives any and an rights of recovery against the other, or against the officers, partners, employees, agent, and representatives of the other, for loss of or drainage to such waiving party or its property or the property of others under its control, where such loss or damage is insured against and actuary covered under any property insurance policy in force at the time of such lose or damage, but such waiver extends only to the extent of the actual insurance coverage. Lessee and Lessor shall, upon obtaining the policies of insurance required hereunder, give notice to the insurance carrier or carriers that the foregoing mutual waiver of subrogation is contained in this Lease.

      8.8. INDEMNITY. Lessee shall indemnify, defend and hold harmless Lessor and its managers, members, agents and employees from and against any and all claims, losses, costs, liabilities and damages, including, without limitation, attorneys' fees and costs, arising from Lessee's use of the Premises, or from the conduct of Lessee's business or from any activity, work, or things done, permitted, or suffered by Lessee in or about the Premises, and shall further indemnify, defend and hold harmless Lessor from and against any and all claims arising from any breach or default in the performance of any obligation on Lessee's part to be performed under the terms of this Lease or arising from any negligence of the Lessee, or any of the Lessee's agents, contractors or employees, and from and against an costs, attorneys' fees, expenses, and liabilities incurred in the defense of any such claim or any action or proceeding brought thereon. Lessee, as a material part of the consideration to Lessor, hereby assumes all risk of damage to property or injury to persona, in, upon, or about the Premises arising from any cause and Lessee hereby waives all claims in respect thereof against Lessor. Lessor shall indemnify, defend and hold harmless Lessee and its officers, directors, shareholders, agents and employees from and against any and all claims, losses, costs, liabilities and damages, including, without limitation, attorneys' fees and costs, arising from any accident, injury or damage occurring on the Common Areas, but only if and to the extent such claim, loss, cost, liability or damage is covered by Lessor's liability insurance provided for in Section 8.3 (or would have been covered by such insurance if Lessor fails to maintain same), and shah further indemnify, defend and hold harmless Lessee from and against any and all claims arising from any breach or default in the performance of any obligation on Lessor's part to

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be  performed  under the terms of this  Lease,  and from and  against all costs, attorneys' fees, expenses and liabilities incurred in the defense of any such claim or any action or proceeding brought thereon.

       8.9.  EXEMPTION OF LESSOR FROM LIABILITY.

            (a) Lessee hereby agrees that Lessor and its agents shall not be liable for injury to Lessee's business or any loss of income therefrom or for damage to the goods, wares, merchandise, or other property of Lessee, Lessee's employees, invitees, customers, or any other person in or about the Premises, nor shall Lessor be liable for injury to the person of Lessee, Lessee's employees, agents or contractors, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction, or other defect of pipes, sprinklers, wires, appliances, plumbing, air conditioning or light fixtures, or from any other came whether avid damage or injury results from conditions arising upon the Premises or upon other portions of the building of which the Premises are a part, or from other sources or places, and regardless of whether the came of such damage or injury or the means of repairing the same is inaccessible to Lessee. Lessor shall not be liable for any damages arising from any act or neglect of any other lessee, if any, of the building in which the Premises are located.

            (b) If any of Lessees personal property shall be assessed and blued with Lessor's real property, Lessee shall pay Lessor the taxes attributable to Lessee within ten (10) days after receipt of a written statement setting forth the taxes applicable to Lessee's property.

11. COMMON AREA CHARGES.

       11.1. GENERALLY. In addition to the rental and other charges herein provided to be paid by Lessee to Lessor, Lessee shall pay to Lessor, as additional rent and as Lessee's share of the cost of maintaining, operating, repairing and managing the Project, Lea he's proportionate share (as defined in Paragraph 12) of the Total Common Area Charges (as hereinafter defined) for any calendar year during the Term (the "CAM Amount"). Lessee shall pay Lessor in advance its monthly estimated proportionate share (as described in Paragraph 12) of the Total Common Area Charges, together with all applicable rental taxes due thereon, within ten (10) days after receipt of an invoice from Lessor setting forth Lessor's estimate of such amount. Within ninety (90) days following the end of each calendar year during the Term or as soon thereafter as is reasonably possible, Lessor shall furnish Lessee with a statement of all Total Common Area Charges for the Project for the preview calendar year indicating the computation of Lessee's proportionate share of the Total Common Area Charges for such calendar year and the payments made by Lessee during such calendar year (the "Actual Statements"). If Lessee's aggregate estimated monthly payments actuary paid to Lessor for the calendar year are greater than Lessee's proportionate share of the Total Common Area Charges for such calendar year, Lessor shall promptly pay the excess to Lessee or shall apply the excess to any past due amounts owing from Lessee to Lessor, if the payment made are less than Lessee's proportionate share, Lessee shall pay the difference to Lessor within ten (10) days of its receipt of such statement. Total Common Area Charges shall consist of all costs and expenses of every type associated with the management, repair, maintenance, and insuring of the Common Areas including, without limitation, costs and expenses for the following: gardening and landscaping, utilities, water and sewer charges; premiums for liability, property damage and casualty insurance and workman's compensation insurance; an personal property taxes levied on or attributable to personal property used in connection with the Common Areas; straight line depreciation on personal property owned by Lessor

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which is consumed in the operation or maintenance of the Common Areas; rental or lease payments paid by Lessor for rented or leased personal property used in the operation or maintenance of Common Areas; fees for required licenses, and permits; refuse disposal charges; repairing, resurfacing, repaving, maintaining, painting, lighting, cleaning, refuse removal, security and similar items; repair and maintenance of exterior roof and exterior painting of the Project (except the initial painting of the exterior of the Project after the Commencement Date; fees paid to property managers; and other similar costs and expense. relating to the Common Areas. Said Total Common Area Charges shall further include an charges for regular preventive maintenance service, repair and maintenance of mechanical equipment including, without limitation, heating, ventilating and air conditioning equipment, which serves the Common Areas, the cost of lighting, maintenance and repair of the Project identification signs, and the cost of repairing and maintaining the plumbing, electrical and other off-Premises facilities serving the Premises or the Project. Notwithstanding the foregoing to the contrary, Total Common Area Charges shall include costs of a capital nature (including, without limitation, capital improvement, capital replacements, capital repairs, capital equipment and capital tools) only to the extent of the amortization on a straight-line basis of the same over the useful life (together with interest at the rate of twelve percent ( 12%) per annum on the unamortized balance), but only if the same are: (i) reasonably intended to produce a reduction in operating charges or energy consumption; or (ii) required after the date of this Lease under any governmental law or regulation that was not applicable to the Project or any portion thereof at the Commencement Date; or
(in) for the repair or replacement of any equipment needed to operate the Project at the same quality level as prior to the replacement.

       11.2. LESSEE'S AUDIT RIGHT. If Lessee disputes the amount of Total Common Area Charges set forth in any Actual Statement delivered by Lessor, Leases shall have the right, to be exercised, if at al, not later than six (6) months following receipt of such Actual Statement, to cause Lessor's books and records with respect to the preceding calendar year to be audited by a certified public accountant mutually acceptable to Lessor and Lessee. The amounts payable under
Section 11.1 by Lessor to Lessee or by Lessee to Lessor, as the case may be, shall be appropriately adjusted on the basis of such audit. If such audit discloses a liability for further refilled by Lessor to Lessee in excess of five percent (5%) of the payment previously made by Lessee for such calendar year, Lessor shall pay for the cost of the audit; otherwise, Lessee shall pay for the cost of the audit. If Lessee falls to request an audit within the six (6) month period, such Actual Statement shall be conclusively binding upon Lessor and Lessee.

12. PROPORTIONATE SHARE. For purposes of Sections 8.10 and 10.1 and Paragraphs 11 and 13. Lessee's proportionate share to be used to calculate the Insurance Amount, the Real Property Tax Amount, the CAM Amount and Lessee's responsibility for any utilities supplied to the Premises which are not separately metered shall be a fraction, the numerator of which is the total first floor gram rentable square footage of the Premises, and the denominator of which is the total first floor grow rentable square footage of the entire Project, from time to time. The parties agree that as of the Commencement Date, Lessee's proportionate share will be 70.65 percent, which figure is derived by dividing 43,444 square feet by 61,492 square feet. Lessee's proportionate share as of the Commencement Date, as described above, is a negotiated figure and shall govern whether or not the actual rentable square footage of the Premises and/or the entire Project as of the Commencement Date is the same as that described above.

13. UTILIZER. Lessee shall pay for an water, gas, heat, light, power, telephone, and other utilities end services supplied to the Premises, together with any


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taxes  thereon.  If any  utility  supplied  to the  Premises  is not  separately metered, Lessee shall pay its proportionate share of the cost thereof as Total Common Area Charges.

14 ASSIGNMENT AND SUBLETTING

      14.1. LESSOR'S CONSENT REQUIRED. Lessee shall not voluntarily or by operation of law, assign, transfer, mortgage, sublet, or otherwise transfer or encumber all or any part of Lessees interest in this Lease or in the Premises, without Lessor's prior written consent. Any attempted assignment, transfer, mortgage, encumbrance, or subletting without such consent shall be void, and shall constitute a breach of this Lease. Lessor shall not unreasonably withhold its consent to an assignment or sublease by Lessee.


      14.2. NO RELEASE OF LESSEE. Regardless of Lessor's consent, no subletting or assignment shall release Lessee of Lessee's obligation or alter the primary liability of Lessee to pay the rent and to perform all other obligations to be performed by Lessee hereunder. The acceptance of rent by Lessor from any other person shall not be deemed to be a waiver by Lessor of any provision hereof. Consent to one assignment or subletting shall not be deemed consent to any subsequent assignment or subletting.


15.  DEFAULTS; REMEDIES.

       15.1. DEFAULTS. The occurrence of any one or more of the following events shall constitute a material default and breach of this Lease by Lessee:

            (a) The abandonment of the Premises by Lessee. For purposes hereof, Lessee shall not be deemed to have abandoned the Premises merely by vacating the same, so long as Lessee continues to comply with an of its obligations under this Lease, including in obligation to pay rent and other sums due hereunder.

            (b) The failure by Lessee to make any payment of rent or any other payment required to be made by Lessee hereunder within ten (10) days after written notice from Lessor that the same is due. Notwithstanding the foregoing to the contrary, Lessor shall not be required to give notice to Lessee that rent or any other payment required to be made by Lessee hereunder is due more than once in any twelve (12) month period. Thereafter, without notice, the faunae by Lessee to make any such payment with ten ( 10) days of the date when due shall constitute a material default and breach of this Lease by Lessee.

            (c) The failure by Lessee to observe or perform any of the covenants, conditions or provisions of this Lease to be observed or performed by Lessee, other than described in Subsection (b) above, where such failure shad continue for a period of thirty (30) days after written notice thereof from Lessor to Lessee; provided, however, if the nature of such failure is such that it cannot reasonably be cured within the thirty (30) day period, then Lessee shall have such additional time as is reasonably required to cure such failure, but in no event more than ninety (90) days after written notice thereof from Lessor to Lessee, provided Lessee commences to cure during the thirty (30) day period and proceeds to cure with diligence and continuity.

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            (d) (i) The making by Lessee of any  general  assignment  or general arrangement  for the benefit of creditors;  (ii) the filing by or against Lessee
of  a  petition  to  have  Lessee   adjudged  a  bankrupt  or  a  petition   for
reorganization or arrangement under any law relating to bankruptcy (unless, in the case of a petition filed against Lessee, the same is dismissed within sixty
(60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Lessee's asset located at the Premises or of Lessee's interest in this Lease, where possession is not restored to Lessee within thirty
(30) days; or (iv) the attachment, execution, or other judicial seizure of substantially all of Lessee's assets located at the Premises or of Lessee's interest in this Lease, where such seizure is not discharged within thirty (30) days.

            (e) The chronic delinquency by Lessee in the payment of monthly rental or any other periodic payment required to be paid by Lessee under this Lease. "Chronic delinquency" shall mean failure by lessee to pay monthly rental or any other periodic payment required to be paid by Lessee under this Lease, within ten ( 10) days as described in Section 15.1(b) above, for any three (3) months (consecutive or nonconsecutive) during any twelve ( 12) month period. In the event of the chronic delinquency, at Lessor's option, Lessor shah have the additional right to require that monthly rental be paid by Lessee quarter-annually, in advance, for the remainder of the Term

            (f) A guarantor, if any, of this Lease revokes or otherwise terminates, or purports to revoke or otherwise terminate (by option of law or otherwise), any guaranty of an or any portion of Lessee's obligations under this Lease.

       15.2. REMEDIES. In the event of any such material default or breach by Lessee, Lessor may at any time thereafter, with or without notice or demand and without limiting Lessor in the exercise of any other right or remedy which Lessor may have by reason of such default or breach:

            (a) Terminate  this Lease by any lawful means,  in which case Lessee shall immediately surrender possession of the Premises to Lessor. In such event, Lessor shall be entitled to recover from Lessee an damages incurred by Lessor by reason of Lessee's default including, but not limited to, the cost of recovering possession of the Premises; expenses of reletting, including necessary renovation and alteration of the Premises, reasonable attorneys' fees, and any real estate commission actuary paid; the "worth at the time of award" established by the court having jurisdiction thereof of the amount by which the unpaid rent and other charges due for the balance of the Term after the time of Lessee's default exceeds the amount of such rental lose for the same period that Lessee proves by clear and convincing evidence could have been reasonably avoided; and that portion of the leasing commission paid by Lessor applicable to the unexpired term of this Lease. Unpaid instalments of rent or other sums shall bear interest from the date due at the rate of 15% per annum. For purposes of this Section 16.2(a), "worth at the time of award" of the amount referred to above shall be computed by discounting each amount by a rate equal to the prime rate (or in equivalent) of Bank One, Arizona at the time of the award, but in no event more than an annual rate of ten percent (10%).

            (b) Re-enter the Premises, without terminating this Lease, and remove any property from the Premises, in which case Lessor shall be entitled to enforce all of Lessor's rights and remedies under this Lease, including the right to recover the rent and an other amounts due hereunder as they become due. No re-entry or taking possession of the Premises by Lessor pursuant to this
Section 15.2 or other action on Lessor's part shall be construed as an election to terminate the Lease unless a written notice of such intention is given to

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Lessee or unless the  termination  thereof  is  decreed by a court of  competent jurisdiction.  Lessor's  election not to terminate  this Lease  pursuant to this
Section 15.2(b) or pursuant to any other provision of this Lease shall not preclude Lessor from subsequently electing to terminate this Lease or pursuing any of its other remedies.

            (c) Maintain Lessee's right to possession, in which case this Lease shall continue in effect, whether or not Lessee shall have abandoned the Premises. In such event Lessor shall be entitled to enforce all of Lessor's rights and remedies under this Lease, including the right to recover the rent and all other amounts due hereunder as they become due.

            (d) Pursue any other or additional remedy now or hereafter available to Lessor under the laws or judicial decisions of the State of Arizona, including, without limitation, the imposition of a landlord's lien against any property located within the Premises.

       15.3. DEFAULT BY LESSOR. Lessor shall not be deemed in default unless Lessor falls to perform obligations required of Lessor within a reasonable time, but in no event later than thirty (30) days after written notice by Lessee to Lessor and to the holder of any mortgage or teed of trust covering the Premises whose name and address shall have theretofore been furnished to Lessee in writing specifying wherein Lessor has failed to perform such obligations; provided, however, that if the nature of Lessor's obligation is such that more than thirty (30) days are required for performance, then Lessor shall not be in default if Lessor commences performance within such 30-say period and thereafter diligently prosecutes the same to completion. If Lessor does not perform, Lessor's mortgagee may perform in Lessor's place ant Lessee must accept such performance. Except in the event of an actual or constructive eviction, in no event shall Lessee have the right to terminate this Lease as a result of Lessor's default, and Lessee's remedies shall be limited to damages and/or an injunction. Notwithstanding the preceding sentence to the contrary, if Lessor or its mortgagee falls to perform as required above in this Section 15.3, then Lessee shall be permitted to males reasonable repairs to the Premises as set forth in the default notice referred to above from Lessee. In the event Lessee exercises its rights hereunder, Lessor will reimburse Lessee the reasonable cost thereof within thirty (30) days following receipt of a copy of the invoice and lien waiver from the contractor performing such repairs. In the event Lessor falls to reimburse Lessee the cost of such repairs within thirty (30) days following Lessor's receipt of an invoice and lien waiver, then Lessee shall be permitted to withhold from the next instrument of monthly base rental an amount equal to the lesser of (i) the reasonable cost for such repairs, or (ii) twenty-five percent (25%) of the monthly base rental otherwise due ant payable for such month. In the event the reasonable cost of such repairs is greater than twenty-five percent (25%) of the monthly base rental payable for the month in question, then Lessee shall be permitted to withhold from future instalments of monthly base rental an amount equal to twenty-five percent (25%) of the monthly base rental on a monthly basis until such time as the amount withheld equate the cost incurred by Lessee in making such repairs.

       15.4. LATE CHARGES. Lessee hereby acknowledges that late payment by Lessee to Lessor of rent and other sums due hereunder win cause Lessor to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposes on Lessor by the terms of any mortgage or trust deed covering the Premises. Accordingly, if any instalment of rent or any other sum due from Lessee shall not be received by Lessor or Lessor's designee on or before the expiration of any applicable cure period, Lessee shall pay to Lessor a late charge equal to five percent (5%) of such overdue amount. The parties hereby agree that such

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late charge  represents a fair and reasonable  estimate of the costs Lessor will incur by reason of late payment by Lessee. Acceptance of such late charge by Lessor shall in no event constitute a waiver of Lessee's default with respect to such overdue amount nor prevent Lessor from exercising any of the other rights and remedies granted hereunder.

16. CONDEMNATION. If less than twenty percent (20%) of the "gross rentable floor area of the Premises is taken under the power of eminent domain, or sold under the threat of the exercise of acid power (an of which are herein called "condemnation"), this Lease shall terminate as to the part so taken as of the date one (1) day prior to the earlier of the date when the condemning authority takes title or possession. If twenty percent (20%) or more of the floor area of the Premises is taken by condemnation, either Lessor or Lessee may terminate this Lease by providing the other with written notice thereof within ten (10) days following the date when the condemning authority takes title or possession, whichever first occurs. If neither Lessor or Lessee elects to terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the rent shall be reduced in the proportion that the gross rentable floor area taken bears to the total gross rentable floor area of the original Premises. Any award for the taking of all or any part of the Premises under the power of eminent domain or any payment made under threat of the exercise of such power shall be the property of Lessor, whether such award shall be made as compensation for diminution in value of the leasehold or for the taking of the fee, or as severance damages; provided, however, that Lessee shall be entitled to any award for lose or damage to Lessee's trade fixtures and removable property. In the event that this Lease is not terminated by reason of such condemnation, Lessor shalt to the extent of severance damages actually received by Lessor in connection with such condemnation, repair any damage to the Premises caused by such condemnation except to the extent that Lessee has been reimbursed therefor by the condemning authority. Lessee shall pay any amount in excess of such severance damages required to complete such repair. Lessor shall notify Lessee within ten (10) days after becoming aware of a potential condemnation.

17. GENERAL PROVISIONS.

       17.1.  ESTOPPEL CERTIFICATE.

            (a) Lessee shall at any time upon not less than ten (10) days prior written notice from Lessor execute, acknowledge and deliver to Lessor a statement in writing (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease, as so modified, is in full force and effect) and the tab to which the rent and other charges are paid in advance, if any; (ii) acknowledging that there are not, to Lessee's knowledge, any uncured defaults on the part of Lessor hereunder, or specifying such defaults if any are claimed; and (iii) setting forth such other statement with respect to this Lease as may be reasonably requested by Lessor. Any such statement may be conclusively relied upon by any prospective purchaser or encumbrances of the Project.

            (b) Lessee's failure to deliver such statement within such time shall be conclusive upon Lessee (i) that this Lease is in full force and effect, without modification except as may be represented by Lessor, (ii) that there are no uncured defaults in Lessor's Performance. and (iii) that not more than one month's rent has been paid in advance.

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            (c) If Lessor  desires to finance or refinance  the Project,  or any part thereof, Lessee hereby agrees to deliver to any lender designated by Lessor such financial statements of Lessee as may be reasonably required by such lender. Such statements shall be received by Lessor in confidence and shall be used only for the purpose herein set forth.

       17.2. LESSOR'S LIABILITY. The term "Lessor" as used herein shall mean only the owner or owners at the time in question of the fee title or a lessee's interest in a ground lease of the Premises. In the event of any transfer of such title or interest, Lessor herein named (and in case of any subsequent transfers the then grantor shall be relieved from and after the date of such transfer of all liability as respects Lessor's obligations thereafter to be performed, provided that any funds in the hands of Lessor or the then grantor at the time of such transfer, in which Lessee has an interest, shall be delivered to the grantee. The obligations contained in this Lease to be performed by Lessor shall, subject as aforesaid, be binding on Lessor's successors and assigns, only during their respective periods of ownership.

       17.3. SEVERABILITY. The invalidity of any provision of this Lease as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof

       17.4. INTEREST ON PAST-DUE OBLIGATIONS. Except as expressly herein provided, any amount due to Lessor not paid when due shall bear interest at the rate of 15% per annum from the date due. Payment of such interest shall not excuse or cure any default by Lessee under this Lease.

       17.5. TIME OF ESSENCE. Time is of the essence.

       17.6. CAPTIONS. Section and paragraph captions are not a part hereof.

       17.7. INCORPORATION OF PRIOR AGREEMENTS; AMENDMENTS. This Lease contains an agreements of the parties with respect to any matter mentioned herein. No prior agreement or understanding pertaining to any such matter shall be effective. This Lease may be modified in writing only, signed by the parties in interest at the time of the modification.

       17.8. NOTICES AND PAYMENTS. all notices and demands which may be required or permitted to be given to either party hereunder shall be in writing, and all such notices and demands hereunder shall be sent by certified United States mail, return receipt requested, postage prepaid, or hand delivered to the addressee set out below or to such other person or place as each party may from time to time designate in a notice to the other. all payments due hereunder shall be aunt by first class United States mail, postage prepaid or hand delivered to the address of the Lessor set out below or to such other person or place as Lessor may from time to time designate in a notice to Lessee. Notices and payments shall be deemed given and made upon actual receipt. Any notice, demand or payment required or permitted to be given or made hereunder shall be addressed to Lessor and Lessee, respectively, at the addressee set forth below:

 If to Lessor:   Holualoa Peoria Avenue Industrial, LLC
                 4515 N. 16th Street, Suite 204
                 Phoenix, Arizona 85016
                 Attn: Sandy Alter

                 Holualoa Peoria Avenue Industrial, LLC

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                 c/o Wessex Companies
                 2828 N. Central Avenue, Suite 1060
                 Phoenix, Arizona 85004
                 Attn: Swan Mahr

                 Holualoa Peoria Avenue Industrial, LLC
                 75-5706 Hanama Place, Suite 104
                 Kailua-Kona, Hawaii 96740
                 Attn: Lynn Taube

 If to Lessee:   Titan Motorcycle Co. of America
                 2222 W. Peoria Avenue
                 Phoenix, Arizona 85029
                 Attn: Frank Keery, CEO

17.9.  MORTGAGEE PROTECTION

            (a) If, in connection with obtaining financing for the Project or any portion thereof, Lessor's lender shall request reasonable modifications to this Lease as a condition to such financing, Lessee shall not unreasonably withhold, delay or defer in consent to such modifications, provided such modifications do not materially adversely affect Lessee's rights or increase Lessee's obligations under this Lease.

            (b) Lessee agrees to give to any trust deed or mortgage holder (beholders), by prepaid certified mail, return receipt requested, at the same time as it is given to Lessor, a copy of any notice of default given to Lessor, provided that prior h such notice Lessee has been notified, in writing, (by way of notice of assignment of rend and lessee, or otherwise) of the address of such Holder. Lessee further agrees that if Lessor shall have failed to cure such default within the time provided for in this Lease, then the Holder shall have an additional twenty (20) days after expiration of such period, or after receipt of such notice from Lessee (if such notice to the Holder is required by this Section 17.9(b)), whichever shall last occur, within which to cure such default or if such default cannot be cured within that time, then such additional time as may be necessary if within such twenty (20) days, any Holder has commenced and is diligently pursuing the remedies necessary to cure such default (including but not limited to commencement of foreclosure proceedings, if necessary, to effect such cure), in which event this Lessee shall not be terminated.

       17.10. WAIVERS. No waiver by Lessor of any provision hereof shall be deemed a waiver of any other provision hereof or of any subsequent breach by Lessee of the same or any other provision. Lessor's consent to or approval of an act shall not be deemed to render unnecessary the obtaining of Lessor's consent to or approval of any subsequent act by Lessee. The acceptance of rent hereunder by Lessor shall not be a waiver of any preceding breach b Lessee of any provision hereof, other than the failure of Lessee to pay the particular rent so accepted, regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

       17.11. RECORDING. Lessee shall not record this Lease without Lessor's prior written consent, and such recordation shall, at the option of Lessor, constitute a non-curable default of Lessee hereunder. At Lessee's request, Lessor shall execute and allow the recordation of a short form memorandum of


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this Lease, in form reasonably  acceptable to Lessor, only if prior to execution thereof by Lessor, Lessee executes and delivers to Lessor, in recordable form, a properly acknowledged quitclaim deed or other instrument extinguishing all of Lessee's rights and interests in and to the Project and the Premises, and designating Lessor as the grantee, which deed or other instrument shall be held by Lessor and may be recorded by Lessor upon the termination or expiration of this Lease. The memorandum may disclose Lessee's right of first offer to purchase set forth in Paragraph 40 of the Addendum hereto and Lessee's right of First refusal set forth in Paragraph 41 of the Addendum hereto.

       17.12. HOLDING OVER. If Lessee remains in possession of the Premises or any part thereof after the expiration of the Term hereof, without the written consent of Lessor, such occupancy shall be a tenancy at sufferance, for which Lessee shall pay a monthly base rental of one hundred twenty-five percent (125%) of the monthly base rental in effect immediately prior to the expiration of the Term plus all other charges payable hereunder, and upon all the terms hereof applicable to such a tenancy at sufferance.

       17.13. CUMULATIVE REMEDIES. No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

       17.14. COVENANTS AND CONDITIONS. Each provision of this Lease performable by Lessee shall be deemed both a covenant and a condition.

       17.15. BINDING EFFECT; CHOICE OF LAW. Subject any provisions hereof restricting assignment or subletting and subject to the provisions of Section 17.2, this Lease shall bind the parties, their personal representatives, successors and assigns. This Lease shall be governed by the laws of the State of Arizona.

       17.16.  SUBORDINATION.

            (a) This Lease, at Lessor's option and upon written notice to Lessee, shall be automatically subordinate to any ground lease, mortgage, deed of trust, or any other hypothecation for security now or hereafter placed upon the Project and to any and an advances made on the security thereof and to all renewals, modifications, consolidations, replacement and extensions thereof; provided, however, as to any ground lease, mortgage, deed of trust, or any other hypothecation for security hereafter placed upon the Project, such subordination shall be conditioned upon the ground lessor, mortgagee, beneficiary under deed of trust or holder of any other hypothecation recording a non-disturbance agreement in favor of Lessee in such party's customary form. If Lessor or any mortgagee, trustee, or ground lessor shall elect to have this Lease prior to the lien of a mortgage, deed of trust or ground lease, and shall give written notice thereof to Lessee, this Lease shall be automatically deemed prior to such mortgage, deed of trust or ground lease, whether this Lease is dated prior or subsequent to the date of said mortgage, deed of trust, or ground lease or the date of recording thereof.

            (b) Lessee agrees to execute any commercially reasonable documents required to further evidence or effectuate such subordination or to make this Lease prior to the lien of any mortgage, dead of trust or ground lease, as the case may be, and failing to do so within ten (10) days after written demand, does hereby make, constitute, and irrevocably appoint Lessor as Leesee's attorney in fact and in Lessee's name, place and stead, to do so.

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       17.17.  ATTORNEYS'  FEES. If either party brings an action to enforce the terms hereof or declare rights hereunder, the prevailing party shall be entitled to its reasonable attorneys' fees in any such action, on trial or appeal, to be paid by as fixed by the court.

       17.18. LESSOR'S ACCESS. Lessor and Lessor's agents shall have the right to enter the Premises at reasonable times and upon reasonable prior notice to Lessee between 8 a.m. and 5 p.m. weekdays for the purpose of inspecting the same, showing the same to prospective purchasers, lenders, consultant and other professionals and making such alterations, repairs, improvement, or additions to the Premises or to the building of which they are a part as Lessor may reasonably deem necessary or desirable. In connection with such entry and in connection with carrying out any of its responsibilities hereunder or in privileges as the owner of the Project, Lessor shall be entitled to erect such scaffolding and other necessary structures or equipment as reasonably may be required by the character of the work to be performed, provided that Lessor shall not unreasonably interfere with the conduct of Lessee's business. Except as specifically provided herein to the contrary, no entry by Lessor hereunder nor any work performed by Lessor to the Premises or the Project shall entitle Lessee to terminate this Lease or to a reduction or abatement of rent or other amounts owed by Lessee hereunder nor to any claim for damages. Lessor may at any time place on or about the Premises any ordinary "For Sale," and during the last six (6) months of the Term, "For Lease" signs. Lessor and Lessor's agent shall have the right to enter the Premises at any time in the case of an emergency.

       17.19. SIGNS AND AUCTIONS. Lessee shall not place any sign upon the Premises or conduct any auction from the Premises without Lessor's prior written consent.

       17.20. MERGER. The voluntary or other surrender of this Lease by Lessee or a mutual cancellation thereof shall, at the option of Lessor, terminate all or any existing subtenancies or may, at the option of Lessor, operate as an assignment to Lessor of any or all of such subtenancies.

       17.21. AUTHORITY. If Lessee is a corporation, a limited liability company, partnership or other entity, each individual executing this Lease on behalf of said entity represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said entity, and that this Lease is binding upon said entity in accordance with its terms. If Lessee is a corporation, a limited company, partnership or any other entity, Lessee shall deliver to Lessor, upon Lessee's execution of this Lease, evidence reasonably satisfactory to Lessor of the authority of the person(s) signing this Lease on behalf of Lessee to do so and that Lessee has approved entering into this Lease. Such evidence may include a certified copy of a resolution of the Board of Directors or members or partners of said entity authorizing or ratifying the execution of this Lease by a specific person(s) or other similar evidence. In absence of such evidence, the individual(s) executing this Lease guarantees payment and full performance of this Lease.
        17.22. NSF CHECKS. There will be a $50.00 service charge payable to Lessor on all NSF checks, which charge shall be in addition to, and not in substitution for, any late charges and interest due hereunder.

18. PARKING AND COMMON AREAS. The Lessee agents, employees and invitees shall be entitled to park in common with other lessees of Lessor providing that it agrees not to overburden the parking facilities of the Project and agrees to cooperate with the Lessor and other lessees in the use of the parking facilities. Lessor specifically reserves the right, in its absolute discretion, to determine whether parking facilities are becoming overburdened and in such event to


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allocate the parking  spaces among the Lessee and other  lessees,  their agents, employees, and business invitees using the parking facilities in proportion to each such Lessee's share of the space within the Project. All loading operations for receipt or shipment of goods, wares and merchandise by the Lessee shall be done in the rear of the Premises or in such area therein which is specifically designated in writing by the Lessor.

19. SAFETY. Lessee shall maintain on the Premises at all times during the Term hereof an adequate number, size and type of fire extinguishers as are appropriate to Lessee's business. Lessee will at all times adhere to good safety practices or as may be required by safety inspectors. No goods, merchandise or materials shall be kept, stored or sold by Lessee on or about the Premises which are in any way hazardous. Lessee, at in sole expense, shall comply with any and all requirements of any insurance organization or company necessary for the maintenance of reasonable few and public liability insurance covering the Premises, the Project or any portion thereof.

20. ATTORNMENT. In the event any proceedings are brought for foreclosure, or in the event of the exercise of the power of sale under any mortgage or deed of trust covering the Premises, the Lessee shall attorn to the purchaser upon any such foreclosure or sale and recognize such purchaser as the Lessor under this Lease.

21. NO ACCESS TO ROOF. Lessee shall have no right of access to the roof of the Premises or the building in which the Premises are located and shall not install, repair or replace any aerial, fan, air conditioner or other device on the roof of the Premises or the building in which the Premises are located without the prior written consent of Lessor. Any aerial, fan, air conditioner or device installed without such written consent shall be subject to removal, at Lessee's expense, without notice, at any time.

22. SUCCESS0RS AND ASSIGNS. Subject to any provisions hereof restricting assignment or subletting and subject to the provisions of Section 17.2, the covenant and conditions herein contained, inure to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

23. FINANCIAL STATEMENTS. Within fifteen ( 15) days after Lessor's request, Lessee shall deliver to Lessor the current financial statements of Lessee, and financial statements of the two (2) years prior to the current financial statement year, including a balance sheet and profit and loss statement for the most recent prior year, all prepared in accordance with generally accepted accounting principles consistently applied. Such financial statement, balance sheet and profit and loss statement shall be certified as accurate by Lessee or a properly authorized representative of Lessee if Lessee is a corporation, partnership or other business entity. Lessor shall keep such Financial statement of Lessee confidential and shall not copy or disclose their contents except to Lessor's manager, members, lenders, and prospective purchasers of the Project.
24. NO ACCORD OR SATISFACTION. No payment by Lessee or receipt by Lessor of a lesser amount than the monthly rent and other sums due hereunder shall be deemed to be other than on account of the earliest rent or other sums due, nor shall any endorsement or statement on any check or accompanying any check or payment be deemed an accord and satisfaction; and Lessor may accept such check or payment without prejudice to Lessor's right to recover the balance of such rent or other sum or pursue any other remedy provided in this Lease.

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25. ACCEPTANCE.  This  Lease shall only become  effective  and binding upon full execution hereof by Lessor and delivery of a fully executed copy to Lessee.

26. INABILITY TO PERFORM. This Lease and the obligations of the Lessee hereunder shall not be affected or impaired because the Lessor is unable to fulfill any of its obligations hereunder or is delayed in doing so, if such inability or delay is caused by reason of strike, labor troubles, acts of God, or any other cause beyond the reasonable control of the Lessor.

27. INTENTIONALLY DELETED.

28. AlTERATIONS AND COMMON AREAS. Lessor shall have the right to make changes in the Common Areas or any part thereof, including, without limitation, changes in the location of driveways, entrances, exits, vehicular parking spaces and the direction of traffic flow, and designation of restricted areas, as Lessor deems necessary or advisable for the proper and efficient operation and maintenance of the Common Areas. Notwithstanding the foregoing, Lessor shall not make changes in the Common Areas which maturity and adversely affect access to, or visibility of, the Premises, except temporarily during periods of construction.

29. REVISIONS OF EXHIBIT "A". It is expressly agreed that the depiction of the Premises, the Project and the Common Areas on Exhibit "A" does not constitute a representation, covenant, or warranty of any kind by Lessor, and Lessor reserves the right to change the adze, location, type and number of buildings within the Project and the location, type, design and dimensions of the Common Areas.

30. OTHER TENANTS. Lessor reserves the absolute right to permit such other tenancies and businesses in the Project as Lessor, in the exercise of in sole business judgment, shall determine to best promote the interests of the Project. Lessee is not relying on the understanding, nor does Lessor represent, any specific lessee or number of lessees shall during the Term occupy any space in the Project. Lessee hereby waives all defenses arising from, and Lessor shall not be liable for damages arising from, any act or neglect of any other lessee or from Lessor's acts or omissions in enforcing any provision of its lease against another lessee, whether or not Lessor has notice of the offending lessee's disturbing or unlawful act or the opportunity to cure the disturbance by invoking its powers under such other lease.

31. NAME OF PROJECT. Lessor shall have the right to change the name of the Project upon not less than thirty (30) days prior written notice to Lessee. Lessee agrees that the name of the Project shall be the sole property of and belong to Lessor. From and after the termination or expiration of the Term for any reason whatsoever, Lessee shall cease using the name of the Project for any purpose.

32. JOINT OBLIGATION. If there be more than one Lessee, the obligations hereunder imposed shall be joint and several.


33. CONSENTS AND APPROVALS. Except as specifically otherwise stated herein, an consents or APPROVALS requested of Lessor hereunder may be granted or denied by Lessor in its sole and absolute discretion.


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34. BASIC TERMS SHEET.  The Basic Terms Sheet to which this Lease is attached is for the convenience of the parties in quickly referencing certain of the basic terms of the Lease. It is not intended to gene as a complete summary of the Lease. In the event of any inconsistency between the Basic Terms Sheet and the Lease, the applicable Lease provision shall prevail and control.

35. TRIPLE NET LEASE. Lessee acknowledges that this is a Triple Net Lease and that Lessee shall do all acts and make all payments connected with or arising out of its use and occupation of the Premises to the end that Lessor shad receive all rent provided for herein free and undiminished by any expenses, charges, fees, taxes and assessment, and Lessor shall not be obligated to perform any acts or be subject to any liabilities or to make any payments, except as otherwise specifically and expressly provided in this Lease.

The parties hereto have executed this Lease on the dates specified immediately adjacent to their respective signatures.

This Lease has been prepared for submission to your attorney for trio approval. No representation or recommendation is made by the Lessor or its agents or employees as to the legal effect or tax consequences of this Lease or the transaction relating thereto.

LESSOR:                                    LESSEE:
-------                                    -------

Holualoa Peoria Avenue                     Titan Motorcycle Co. of America, Inc.
Industrial, LLC,                           a Nevada corporation
an Arizona limited liability company

By:        /s/                             By:       /s/
     --------------------------                 --------------------------
Name:   Sandra M. Alter                    Name:   Francis S. Keery
     --------------------------                 --------------------------
Title:     Authorized Agent                Title:     C.E.O.
     --------------------------                 --------------------------
Date:     1/24/97                          Date:     1/24/97
     --------------------------                 --------------------------


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



                                                                     EXHIBIT 6.2
                   ADDENDUM TO STANDARD COMMERCIAL-INDUSTRIAL
                                TRIPLE NET LEASE

              This Addendum to Standard  Commercial-Industrial  Triple Net Lease
("Addendum") is attached to and incorporated into that certain Standard Commercial-Industrial Triple Net Lease, dated as of December 16, 1996, between Holualoa Peoria Avenue Industrial, LLC, an Arizona limited liability company ("Lessor"), and Titan Motorcycle Co. of America, a Nevada corporation ("Lessee"), (the "Lease"). In the event of any inconsistency between the terms of the Lease and this Addendum, the terms of this Addendum shall control. As hereinafter used, the term "Lease" means the Lease as amended by this Addendum.

 36.     Intentionally Deleted.
         ----------------------

37. HVAC and Mechanical Equipment. Notwithstanding the terms of Paragraph 7 of the Lease to the contrary, during the first nine (9) months of the Term, Lessor, shall, at its expense, maintain, service, replace and keep in good repair the heating, ventilating and air conditioning equipment and all mechanical equipment serving the Premises; provided, however, the foregoing obligation of Lessor shall in no event include any of the Leasehold Improvements described on Exhibit "B" to the Lease.

38. Monthly Base Rent. The monthly base rental shall commence April 1, 1997 (the "Rental Start Date"). Monthly base rental for the twenty (20) month period commencing on the Rental Start Date shall be Fifteen Thousand Five Hundred Twenty and no/100 Dollars ($15,520.00) triple net; monthly base rental for the second twenty (20) month period after the Rental Start Date shall be Eighteen Thousand Two Hundred Thirteen and no/100 Dollars ($18,213.00) triple net; and monthly base rental for the third twenty (20) month period after the Rental Start Date shall be Twenty Thousand Nine Hundred Six and no/100 Dollars ($20,906.00) triple net. Lessee shall have the right to occupy the Premises from the Commencement Date until the Rental Start Date rent free.

 39.     Extension Option.
         -----------------

         39.1 Lessor hereby grants to Lessee one (1) option (the "Extension Option") to extend the Term of the Lease for an additional period of five (5) years (the "Option Terms), on the same terms, covenants and conditions as provided for in this Lease during the initial Term, except: (a) the monthly base rent payable during the Option Term shall be the "fair market rental rate" for the Premises as defined and determined in accordance with the Fair Market Rental Rate Rider attached to this Lease as Exhibit "C" provided, however, in no event shall the monthly base rent payable during the Option Term be less than the Adjusted Monthly Base Rent in effect from time to time, determined pursuant to
Section 39.4 below; (b) Lessor shall have no further right to extend the Term; and (c) the terms of Exhibit "B" shall be inapplicable to the Option Term.

         39.2 The Extension Option must be exercised, if at all, by written notice ("Extension Notices) delivered by Lessee to Lessor no later than the date which is one hundred eighty (180) days prior to the expiration of the initial Term. The Extension Option shall, at Lessor's sole option, not be deemed to be properly exercised if, at the time such Extension Option is exercised or on the scheduled commencement date for the Option Term, Lessee is then in default or Lessee has been chronically delinquent during the initial Term as described in
Section 15.1(e) of the Lease.

         39.3 Notwithstanding the determination of fair market rental rate pursuant to Exhibit "C" or of Adjusted Monthly Base Rent pursuant to Section 39.4, in no event shall the monthly base rent payable during any month of the Option Term be less than the monthly base rent payable during the previous month.

         39.4 Adjusted Monthly Base Rent shall be determined in accordance with the following formula on the first day of each of the five (5) years of the Option Term (the "Adjustment Date(s)") and shall be in effect for the subsequent 12 months:

 Adjusted Monthly  Base Rent = monthly base rent as
                               of the day prior to applicable Adjustment
                               Date x (CPI-2/CPI-1).

 In applying the above, the following definitions shall be used:

             39.4.1 "Preceding Year of the Lease Term" Means the 12 months preceding the Applicable Adjustment Date.

             39.4.2 "Bureau" means the U.S. Department of Labor, Bureau of Labor Statistics or any Successor agency that shall issue the indices or data referred to in Section 39.1.1.3

             39.4.3 "CPI" means the monthly indices of the Consumer Price Index, All Urban Consumers (CPI-U), U.S. City Average, All Items (1982-84 equals 100), issued by the Bureau.

             39.4.4 "CPI-1" means the monthly CPI for the Calendar month three (3) months before The commencement of the Preceding Year Of the Lease Term.

             39.4.5 "CPI-2" means the monthly CPI for the Calendar month three (3) months before The applicable Adjustment Date.

             39.4.6 If at the time of the computations provided for in Section 39.4, no CPI is compiled and published by any agency of the federal government, the statistics reflecting cost of living increases, as compiled by any institution or organization or individual generally recognized as an authority by financial and insurance institutions and acceptable to Lessor, shall be used as a basis for such adjustments.

             39.4.7 If Adjusted Monthly Base Rent exceeds the fair market rental rate for the Premises, Lessor shall notify Lessee in writing of the Adjusted Monthly Base Rent. Such notice shall include all the data used by Lessor in calculating the Adjusted Monthly Base Rent. In the event that Adjusted Monthly Base Rent is not determined prior to the commencement to any year during the Option Term, Lessee shall continue to pay to Lessor the monthly base rent last in effect until Lessee is notified of the Adjusted Monthly Base Rent and that the same exceeds the fair market rental rate for the Premises. Upon such notice, Lessee shall commence paying Adjusted Monthly Base Rent at the time the next monthly base rent payment is due, at which time Lessee shall also reimburse Lessor for the difference between the amount of rental paid during such interim period and the amount of the Adjusted Monthly Base Rent for said period.

40.      Right of First Offer to Purchase
         --------------------------------

             40.1 During the Term, before entering into an agreement to sell the Project, Lessor will notify Lessee ("Lessor's Notice") of the purchase price and other material terms upon which Lessor would be willing to sell the Project to Lessee (the "Sales Terms"). If within ten (10) days after receipt of Lessor's Notice, Lessee agrees in writing to purchase the Project upon the Sales Terms, Lessor or its counsel will prepare a formal Purchase and Sale Agreement and Escrow Instructions (the "Agreement"), which Agreement shall be acceptable to Lessor in its sole and absolute discretion. If Lessee does not deliver its notice of intent to purchase the Project as offered in Lessor's Notice within such ten (10) day period, or if the Agreement has not been fully executed and delivered by Lessor and Lessee within ten (10) days after Lessor's first delivery of the Agreement to Lessee, Lessor and Lessee shall have no further rights or obligations under this Paragraph 40, and Lessor will have the right to sell the Project to a third party at a price and upon such terms as are acceptable to Lessor, whether or not such price and terms are more or less favorable than those offered to Lessee. This right of first offer to purchase the Project is personal to Titan Motorcycle Co. of America and is not transferrable except to an affiliate of Titan Motorcycle Co. of America ("Titan Affiliate") in connection with an assignment of this Lease or in connection with a sublease of all of the Premises for the entire remaining term (less any de minimus reversion to Titan Motorcycle Co. of America), where such assignment or sublease transaction has been consented to by Lessor pursuant to Paragraph 14 of the Lease. For purposes hereof, a Titan Affiliate shall mean an entity controlled by or under common control with Titan Motorcycle Co. of America.

             40.2 Time is of the essence of the provisions of this Paragraph 40.

             40.3 Lessor's obligations under this Paragraph 40 are conditioned upon the following: (i) Lessee not being in default under this Lease as of the date Lessor gives Lessor's Notice and no event having occurred as of the date Lessor gives Lessor's Notice that with the giving of notice or the passage of time would constitute a default under this Lease; (ii) Lessee not having been chronically delinquent as described in Section 15.1(e) of the Lease at any time prior to the date Lessor's Notice is given; and (iii) Lessor's determination, upon a review of Lessee's most recent financial statements, that Lessee's financial condition permits it to fully perform in accordance with the Agreement.

             40.4 Except as set forth in Section 17.11 of the Lease, Lessee shall not allow its rights under this Paragraph 40 to be placed of record. A violation of the preceding sentence shall terminate Lessee's rights pursuant to this Paragraph 40 and will constitute an incurable and material default under this Lease.

             40.5 All of Lessee's rights set forth in this Paragraph 40 are hereby subordinated to any existing or future mortgage or deed of trust encumbering the Project.

             40.6 If Lessee purchases the Property, prepaid rent will be credited against the purchase price.

41.          Right of First Refusal to Lease.
             --------------------------------

             41.1 Lessor grants Lessee a right of first refusal ("ROFR") to lease any other space in the Project pursuant to this Paragraph 41.

             41.2 If, during the Term of this Lease, Lessor receives a bona fide offer to lease any portion of the Project from a third party and intends to accept the offer, or if Lessor decides to make an offer to lease any portion of the Project, Lessor will give a written copy of the offer (either of which are herein called a "Lease Offer") to Lessee either prior to acceptance of the offer or after such acceptance (in which latter case, the lease shall be subject to Lessee's rights hereunder). For purposes of this Paragraph 41, a non-binding letter of intent shall be deemed a Lease Offer. Lessee will have the right to match the offer received by Lessor or accept the offer made by Lessor by written notice to Lessor given within eight (8) business days after Lessee's receipt of the offer ("Acceptance Notice"). If Lessee matches or accepts the offer, as the case may be, in writing, Lessee will be bound to lease such space strictly in accordance with the terms of the offer.

             41.3 The ROFR is a continuing right and, subject to the terms of this Paragraph 41, shall apply to all Lease Offers made during the term of this Lease, whether or not Lessee has failed to match or accept any previous Lease Offer pursuant to this Paragraph 41. If, and only if, (i) Lessee notifies Lessor in writing that Lessee does not elect to lease the applicable portion of the Project upon Lessee's receipt of any Lease Offer, or (ii) Lessee does not timely deliver an Acceptance Notice to Lessor with respect to any Lease Offer, then

Lessor shall have no further obligation to lease the applicable portion of the Project to Lessee pursuant to the applicable Lease Offer, and Lessor shall thereafter have the right to lease the applicable portion of the Project to the third party who initially made the Lease Offer or to whom Lessor initially made the Lease Offer, or to any other person, substantially in accordance with the terms of such Lease Offer. If Lessor does not sign a lease with such third party or other party within one hundred eighty (180) days after the date of the original Lease Offer, or if the terms of a Lease Offer are materially changed to the advantage of such third party after it has been delivered to Lessee, then Lessee will once again have the first right to lease the applicable portion of the Project in accordance with the terms of this Paragraph 41 and Lessor will once again be obligated to comply with the terms of this Paragraph 41 prior to leasing the applicable portion of the Project to anyone other than Lessee.

             41.4 Lessee shall have no ROFR if at the time Lessor gives Lessee notice of the Lease Offer or if at the time set for the commencement date of such new lease (i) a default exists under this Lease, or (ii) an event has occurred that would be a default under this Lease after either notice or the passage of time, or both, or (iii) Lessee has assigned all or part of this Lease or has sublet all or part of the Property, whether with or without Lessor's consent.

             41.5 The ROFR is personal to Titan Motorcycle Co. of America, Inc. and may not be assigned by it except to a Titan Affiliate in connection with an assignment of this Lease or a sublease of all of the Premises for the entire remaining Term (less any de minimum reversion to Titan Motorcycle Co. of America), where such assignment or sublease transaction has been consented to by Lessor pursuant to Paragraph 14 of the Lease. Except as expressly permitted above, any attempted assignment of the ROFR will be void, will terminate the ROFR and will constitute an incurable and material default of this Lease.

             41.6 Except as set forth in Section 17.11 of the Lease, Lessee shall not allow its ROFR to be placed of record. A violation of the preceding sentence shall terminate the ROFR and will constitute an incurable and material default under this Lease.

             41.7 Time is strictly of the essence of each and every provision in this Paragraph 41.

42. Covenant of Quiet Enjoyment. Lessor covenants that so long as Lessee fulfills the conditions and covenants required of it to be performed under this Lease, Lessee will have peaceful and quiet possession of the Premises during the term hereof.

43. Brokers. Lessor and Lessee represent and warrant to each other that they have not had any dealings with any real estate brokers, finders or agents in connection with this Lease other than CB Commercial Real Estate Group, Inc. (Pat Feeney and Pete Wentis) (the "Broker"). Lessor and Lessee agree to indemnify, defend (with counsel selected by the indemnified party and reasonably acceptable to the indemnifying party) and hold the other party and the other parties' nominees, successors and assigns harmless from any and all claims, costs, commissions, fees, or damages by any person or firm whom the indemnifying party authorized or employed, or acted by implication to authorize or employ, to act for the indemnifying party in connection with this Lease. Notwithstanding the foregoing, Lessor covenants and agrees to pay all commissions owed to the Broker.

                           LESSOR:

                                    Holualoa Peoria Avenue Industrial, LLC,
                                    An Arizona limited liability company

                                    By:     Holualoa Arizona, Inc.,
                                            An Arizona corporation
                                    Its:    Manager

                                            By: /s/
                                                -----------------------------
                                            Its: Authorized Agent
                                                -----------------------------
                           LESSEE:

                                    Titan Motorcycle Co. of America, Inc.,
                                    A Nevada corporation

                                            By: /s/
                                                -----------------------------
                                            Its: C.E.O.
                                                -----------------------------

                                   EXHIBIT "B"

                              WORK LETTER AGREEMENT

              This Work Letter Agreement supplements the Standard Commercial Industrial Triple Net Lease (the "Lease"), dated and executed concurrently herewith, by and between Lessor and Lessee, covering certain premises described in the Lease (the "Premises"). All terms not defined herein shall have the same meaning as set forth in the Lease.

1. Construction of Leasehold Improvements.
------------------------------------------

              1.1. Leasehold Improvements. Lessee shall furnish and install within the Premises those items of general construction (including any distribution to the Premises) of any utilities and heating, ventilating and air conditioning service as is required to serve the Premises) shown on the plans and specifications finally approved by Lessor and Lessee pursuant to Paragraph 2 below (the "Leasehold Improvements") in compliance with all applicable codes and regulations. The Leasehold Improvements shall be constructed substantially in accordance with the preliminary specifications and architectural renderings described on Schedule 1 attached hereto (the "Preliminary Plans"). The Leasehold Improvements shall be constructed pursuant to this Work Letter Agreement by Lessee's general contractor, MD Construction, Inc. ("Lessee's Contractor") and subcontractors. Lessee's Contractor shall not be changed without the prior written consent of Lessor.

              1.2. Construction Representatives. Lessor hereby appoints Sandy Alter as Lessor's representative ("Lessor's Representative") to act for Lessor in all matters covered by this Exhibit "B." Lessee hereby appoints Frank Kerry as Lessee's representative ("Lessee's Representatives) to act for Lessee in all matters covered by this Exhibit "B." All communications with respect to the matters covered by this Exhibit "B" shall be made to Lessor's Representative or Lessee's Representative, as the case may be. Either party may change its representative under this Exhibit "B" at any time by written notice to the other party.

2. Construction Plans for Premises.
-----------------------------------

              2.1. Preparation of Space Plans. Lessee's Contractor shall prepare preliminary space plans for the Premises. Lessee's Contractor shall also prepare detailed space plans sufficient to convey the architectural design of the Premises and layout of the Leasehold Improvements therein ("Space Plans"). The Space Plans shall be submitted to Lessor for Lessor's reasonable approval. If Lessor shall disapprove of any portion of the Space Plans, Lessor shall advise Lessee in writing of such disapproval and the reasons therefor. Lessee shall then submit to Lessor for Lessor's reasonable approval, a redesign of the Space Plans, incorporating those revisions required by Lessor.

              2.2.  Preparation  of Final  Plans.  Based on the  approved  Space
Plans, Lessee shall cause an architect selected by Lessee and reasonably approved by Lessor (the "Architect") to prepare complete architectural plans, drawings and specifications and complete engineering, mechanical, structural and electrical working drawings for all of the Leasehold Improvements for the Premises (collectively, the "Final Plans") showing: (a) the subdivision (including partitions and walls), layout, lighting, finish and decoration work (including carpeting and other floor coverings) desired by Lessee for the Premises; (b) all internal and external communications and utility facilities which will require conduiting or other improvements from the shell of the building of which the Premises are a part (the "Building) and/or within common areas; and (c) all other specifications for the Leasehold Improvements. The Final Plans shall be approved in the same manner as provided in Section 2.1 above for approval of Space Plans. Lessor need not approve Final Plans that would require material alterations of the Building shell.

              2.3. Requirements of Lessee's Final Plans. Lessee's Final Plans shall include locations and complete dimensions and shall: (a) be compatible with the Building shell and with the design, construction and equipment of the Building; (b) be compatible with and of at least equal quality to the existing improvements in the Building, and (c) comply with all applicable laws and ordinances, and the rules and regulations of all governmental authorities having jurisdiction, and all applicable insurance regulations.

              2.4. Changes to Shell of Building. If the approved Final Plans or any amendment thereof or supplement thereto shall require material alterations of the Building shell (without implying any obligation on Lessor to approve of the same), such alterations shall be performed by Lessee's Contractor as part of the Leasehold Improvements and the cost of the Building shell work caused by such alterations shall be charged against the Allowance.

              2.5. Approvals. Lessee shall be solely responsible for obtaining approval of the Final Plans by all governmental agencies having jurisdiction, including all necessary permits and the temporary and permanent certificate of occupancy (or other required, equivalent approval from the local governmental authority permitting occupancy of the Premises). Lessor shall reasonably cooperate with Lessee in obtaining such approvals.

3. Allowance for Leasehold Improvements.
----------------------------------------

              3.1. Allowance. Lessee shall receive from Lessor an allowance (the "Allowances) of up to, but not exceeding, $183,768.00, which Allowance shall be used solely to contribute toward payment of the Work Cost (as defined below) of the Leasehold Improvements. All items of Leasehold Improvements, whether or not the cost thereof is covered by the Allowance, shall become the property of Lessor upon expiration or earlier termination of the Lease and shall remain on the Premises at all times during the Term of this Lease, except as otherwise provided in Section 7.3 of the Lease.

              3.2. Excess Work Costs. In the event that the actual Work Costs exceed the Allowance, Lessee shall pay such excess and Lessor shall have no responsibility therefor. If prior to or during the construction of the Leasehold Improvements, Lessor reasonably estimates that the Work Cost will exceed the Allowance by more than $50,000.00, Lessor may, at its option, require Lessee to post a payment and performance bond or other surety satisfactory to Lessor for the estimated excess Work Cost. Such excess shall be paid in accordance with

Section 3.4 below. If the Allowance exceeds the Work Cost, Lessee shall not be entitled to any payment, rent reduction or credit therefor.

              3.3. Changes. In the event that changes to the Space Plans or Final Plans are requested by Lessee or required by any governmental agency subsequent to Lessor's approval thereof, such changes and the costs thereof shall be forwarded to Lessor for approval (which approval shall not be unreasonably withheld) prior to incorporation into the work. After Lessor's approval of the changes and the costs thereof, the changes shall be incorporated into the work by means of a change order.

              3.4. Payment of Allowance. The Allowance shall be paid by Lessor in accordance with this Section 3.4. Lessee or Lessee's Contractor shall provide Lessor by the fifteenth (15th) day of each calendar month with an invoice prepared by Lessee's Contractor (or Lessee's Architect with respect to design costs) setting forth the Work Cost payable since the last such invoice. Such invoice shall be accompanied by (i) a certificate from Lessee's Architect or Lessee's Contractor certifying that the Work Cost set forth in such invoice is accurate and that all Work Costs set forth in prior invoices have been paid,
(ii) copies of all invoices from subcontractors setting forth the Work Cost on Lessee's Contractor's invoice, (iii) receipts from such subcontractors acknowledging payment of the Work Cost set forth in prior invoices, and (iv) copies of lien waivers, or conditional lien waivers, in both Lessor's and Lessee's favor, from Lessee's Contractor and subcontractors (such waivers shall be conditional with respect to the Work Cost set forth in the invoice which they are accompanying and final with respect to the Work Cost on prior invoices). Lessor's approval of all such invoices shall not be unreasonably withheld, conditioned, or delayed. Lessor shall pay to Lessee's Contractor, or to Lessee's Architect with respect to design costs, within ten (10) calendar days of receipt of all of the foregoing, the Work Cost set forth on the invoice, less the amount of the retention as described in Section 4.1 below, to the extent Lessor, in its reasonable judgment, deems such Work Cost to be accurate. Upon exhaustion of the Allowance it shall become Lessee's responsibility to pay the Work Cost as set forth on such invoices, also within such ten (10) calendar day period, and Lessee shall provide Lessor promptly upon Lessor's request with reasonable evidence of such payment. Upon final completion of all work to be undertaken by Lessee (including all punchlist items), which final completion shall be certified by the Architect and which final completion shall occur not later than one (1) year after the Lease Commencement Date, Lessee shall execute and deliver to Lessor a written acknowledgment that the Leasehold Improvements are approved by Lessee and a written certificate setting forth the amount and nature of all costs and expenses billed to Lessee in connection with the design, permit approval and construction of the Leasehold Improvements. Within ten (10) days after Lessor's receipt of such certificate, accompanied by copies of all related bills, invoices, receipts and final conditional lien waivers of all lien rights, in recordable form, from Lessee's Contractor and all subcontractors, Lessor shall pay to Lessee the remaining amount of such cost and expenses, including the actual hold back provided in the construction contract, up to and including, but not exceeding, the Allowance. Lessee shall receive no payment, rent reduction or credit for any unused portion of the Allowance. Lessor shall not be obligated to pay any portion of the Allowance for Work Cost incurred after the date that is one (1) year after the Lease Commencement Date.
4. Construction.
----------------

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


              4.1. Construction Contract. Not less than ten (10) days prior to commencement of construction of the Leasehold Improvements, Lessee shall enter into a construction contract with Lessee's Contractor, which contract shall provide for the retention of not less than ten percent (10%) of the monthly progress payments, and shall otherwise be approved in writing by Lessor, which approval shall not be unreasonably withheld or delayed. Lessee shall be solely responsible for the performance of the work of the Leasehold Improvements to be performed by Lessee's Contractor and any and all subcontractors, suppliers and the like performing services for Lessee and/or Lessee's Contractor.

              4.2. Construction Schedule. Prior to commencement of construction of any Leasehold Improvements, Lessee shall furnish to Lessor's Construction Representative for approval in writing a schedule setting forth projected completion dates.

              4.3. Prosecution of Leasehold Improvements. Following Lessor's approval of the Final Plans, and Lessee and Lessee's Contractor's selection of subcontractors (as approved by Lessor) and execution of the construction contract pursuant to Section 4.1 above, Lessee shall direct Lessee's Contractor and such subcontractors to immediately commence and diligently complete construction of the Leasehold Improvements; provided, however, Lessee shall have up to one year after the Lease Commencement Date to finally complete construction of the Leasehold Improvements. All Leasehold Improvements work shall be carried out in accordance with reasonable rules and regulations promulgated by Lessor. Such work shall be performed diligently, in a first-class, workmanlike manner and in accordance with all applicable laws. Prior to commencing such work, Lessee shall furnish Lessor with sufficient evidence that Lessee and Lessee's Contractor are carrying worker's compensation insurance in statutorily-required amounts, comprehensive general liability insurance and all other insurance in compliance with the Lease. Lessor shall have the right to enter the Premises at all times to inspect the work and to post notices of nonresponsibility. Lessee shall ensure lien-free completion of the Premises, and Lessee shall comply with all provisions of the Lease regarding liens, including Paragraph 15 thereof.

     5. Work Cost. 'Work Cost" means: (a) all design and engineering fees incurred in connection with the preparation of the Preliminary Plans, Space Plans and Final Plans (including the cost of Lessor's consulting engineers and other consultants); (b) costs of permits, fees and taxes; (c) testing and inspecting costs; (d) the actual costs and charges for material and labor, contractor's profit and contractor's general overhead incurred by Lessee in having the Leasehold Improvements done; and (e) all other costs expended in the construction of the Leasehold Improvements.


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                           LESSOR:

                                    Holualoa Peoria Avenue Industrial, LLC,
                                    An Arizona limited liability company

                                    By:     Holualoa Arizona, Inc.,
                                            An Arizona corporation
                                    Its:    Manager

                                            By: /s/
                                                -----------------------------
                                            Its: Authorized Agent
                                                -----------------------------
                           LESSEE:

                                    Titan Motorcycle Co. of America, Inc.,
                                    A Nevada corporation

                                            By: /s/
                                                -----------------------------
                                            Its: C.E.O.
                                                -----------------------------



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                                                                     EXHIBIT 6.3
                         TITAN MOTORCYCLE CO. OF AMERICA
                         STOCK OPTION AND INCENTIVE PLAN



                  1.       PURPOSE


                  The purpose of the Titan Motorcycle Co. of America Stock Option and Incentive Plan (the "Plan") is to provide a means through which Titan Motorcycle Co. of America, an Arizona corporation, (the "Company") and its Subsidiaries may attract able persons to enter the employ of the Company and its Subsidiaries and to provide a means whereby those key employees upon whom the responsibilities for the successful administration and management of the Company and its Subsidiaries rest, and whose present and potential contributions to the welfare of the Company and its Subsidiaries are of importance, can acquire and maintain stock ownership, thereby strengthening their commitment to the welfare of the Company and its Subsidiaries and the desire to remain in the employ of the Company and its Subsidiaries.

                  A further purpose of the Plan is to provide such key employees with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Subsidiaries. So that the appropriate incentive can be provided, the Plan provides for granting non-qualified Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Shares and Dividend Equivalents, or any combination of the foregoing.

                  2. DEFINITIONS

                  The following  definitions shall be applicable  throughout the
                  Plan:

                  a. "Act" means the Securities Exchange Act of 1934, as amended.

                  b. "Award" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Performance Share Award, or Dividend Equivalent Award.

                  c. "Award Period" means a period of not less than three years.

                  d. "Board" means the Board of Directors of the Company.

                  e. "Code" means the Internal Revenue Code of 1986 and any regulations issued thereunder, as the same may be amended from time to time.

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                  f.  "Committee"  means the committee of the Board described in
                  Section 4.

                  g. "Company" means Titan Motorcycle Co. of America.

                  h. "Date of Grant" means the date on which the granting of an Award is authorized by the Committee or such later date as may be specified by the Committee in such authorization.

                  i. "Dividend Equivalent" means the Award granted under Section 11.

                  j. "Eligible Employee" means any person regularly employed by the Company or a Subsidiary on a full-time basis who satisfies all of the requirements of Section 6.

                  k. "Fair Market Value" means as follows:

                           (i) For periods during which the Stock is not regularly traded on an established securities market, it shall be the value of a share of Stock as determined by the Board based on an appraisal of the Company by an independent third party as of the Valuation Date coinciding with or immediately preceding the particular date on which Fair Market Value is to be determined.

                           (ii) For periods during which the Stock is regularly
                  traded on an established securities market,

                                    (A)   For   Options,   SARs   and   Dividend
                           Equivalents, it shall be the average of the highest price and the lowest price at which the Stock shall have been reported as sold on a generally recognized stock exchange (the "Exchange") or quoted pursuant to an inter-dealer quotation system of a national securities association registered with the United States Securities and Exchange Commission (the "Quotation System") on a specified date;

                                    (B) For Performance  Share Awards,  it shall
                           be the average of the reported closing prices of the Stock on the Exchange or Quotation System for 30 consecutive trading days prior to the Valuation Date.

                  l. "Holder" means an Eligible Employee who has been granted an
                      Award.

                  m. "Incentive Stock Option" means an Option within the meaning of Section 422 of the Code.



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



                  n. "Normal Termination" means Termination:

                                    (i) At retirement pursuant to the Company or
                          Subsidiary retirement plan covering the Holder,

                                    (ii) For permanent and total disability,  or
                                    (iii) For any other reason, other than a Termination for cause, provided that the Committee has approved, in writing, the continuation of any Option outstanding on the date of the Holder's Termination.

                  o.  "Option"  means an Award  granted  under  Section 7 of the
                       Plan.

                  p. "Performance Share" means an Award granted under Section 9 of the Plan.

                  q. "Plan" means the Titan Motorcycle Co. of America Stock Option and Incentive Plan, as set forth herein and as the same may be amended from time to time.

                  r.  "Restricted  Stock  Award"  means an Award  granted  under
         Section 10 of the Plan.

                  s. "Stock" means Common Stock of the Company as defined in the Company's Articles of Incorporation, unless, at any time prior to the grant of the first Award under the Plan, the Committee, in its sole and absolute discretion, designates an alternative class of stock of the Company as "Stock" for purposes of this Plan, and such designation is consistent with applicable law; and such other stock as shall be substituted therefor as provided in Section 13.

                  t. "Stock Appreciation Right" or "SAR" means an Award granted pursuant to Section 8 of the Plan.

                  u. "Subsidiary" means any corporation of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

                  v. "Termination" means separation from employment with the Company or any of its Subsidiaries for any reason other than death.

                  w.       "Valuation Date" means as follows:

                                    (i) For  purposes  of  determining  the Fair
                           Market Value under Section 2k(i), the last day of the fiscal year of the Company and such other dates as the Committee shall determine in its discretion; and


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

                                    (ii) For purposes of determining Fair Market
                           Value of Performance Shares Awards under Section 2k(ii)(B), the first day of the year in which the Award is made for purposes of granting Performance Share Awards and the first business day following the end of the Award Period for the purpose of making Performance Share payments.

                  3.       EFFECTIVE DATE, DURATION AND SHAREHOLDER
         APPROVAL

                  The Plan will become effective on the date it is approved by the shareholders of the Company holding a majority of the Company's voting stock. Awards may be made as provided herein for a period of 10 years after such date.

                  The Plan shall continue in effect until all matters relating to the payment of Awards and administration of the Plan have been settled.

                  4.       ADMINISTRATION

                  The Committee shall administer the Plan. The Committee shall consist of at least two individuals who are members of the Board, and, to the extent required to comply with Section 16(b) of the Act and/or Section 162(m) of the Code, who are "disinterested persons," as such term is defined in the rules and regulations issued under Section 16(b) and/or Section 162(m). A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present and acts approved in writing by a majority of the Committee in lieu of a meeting shall be deemed the acts of the Committee. No member of the Committee, while serving as such, shall be eligible to receive an Award under the Plan. Except as otherwise provided in the Plan, the Committee shall have exclusive power, authority and discretion to:

                  a.  Select Eligible Employees to participate in the Plan.

                  b. Determine the Awards to be made to each Eligible Employee selected.

                  c.  Determine the time or times when Awards will be made.

                  d.  Determine  the  conditions   (including  the   performance
         requirements) to which the payment of Awards may be subject.

                  e.  Prescribe the form or forms evidencing Awards.

                  f. Establish, adopt or revise such rules and regulations as it may deem necessary or advisable for the administration of the Plan.

                  g. Make all determinations relating to the Plan.

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

                  The Committee's interpretation of the Plan or any Awards granted pursuant thereto and all decisions and determinations by the Committee with respect to the Plan shall be final, binding, and conclusive on all parties.

                  5.       SHARES SUBJECT TO THE PLAN

                  The Committee may, from time to time, grant Awards to one or more Eligible Employees; provided, however, that:

                  (i) Subject to Section 13, the aggregate number of shares of Stock made subject to Awards under this Plan may not exceed 1,000,000.

                  (ii) Shares shall be deemed to have been used in payment of SARs and Performance Shares only if such shares are actually delivered to the Holder.

                  (iii) To the extent that an Award lapses or the rights of its Holder terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award, but only if the Holder has not received any benefits of ownership from such shares prior to the time of such lapse or termination. A Holder shall not be deemed to have received benefits of ownership with respect to shares subject to an Award merely because the Holder has voting rights with respect to such shares or where dividends accumulate with respect to such shares if such dividends are forfeited by the Holder when and if the underlying shares of Stock are forfeited.

                  (iv) Stock delivered by the Company in settlement under the Plan may be authorized and unissued Stock, Stock held in the treasury of the Company, Stock purchased on the open market, or Stock purchased by private purchase at prices no higher than the Fair Market Value as defined in Section 2k at the time of purchase.

                  6.       ELIGIBILITY

                  Officers and key employees of the Company and its Subsidiaries who, in the opinion of the Committee, are mainly responsible for the continued growth and development and financial success of the business of the Company or one or more of its Subsidiaries shall be eligible to be granted Awards under the Plan. Subject to the provisions of the Plan, the Committee shall, from time to time, select from such eligible persons those to whom Awards shall be granted and determine the size or amount of each such Award.

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


                  7.       STOCK OPTIONS

                  One or more Options can be granted to any Eligible Employee. Each Option so granted shall be subject to the following conditions:

                  a. Option price. The option price per share of Stock shall be set by the grant, provided that in the case of an Incentive Stock Option, the option price per share may not be less than Fair Market Value at the Date of Grant.

                  b. Form of payment. Upon the exercise of all or any part of an Option, the option price shall be payable in full by check, in shares of Stock owned by the Holder to the extent permitted by law, or in any combination thereof at the election of the Holder. Payment of the option price with shares of Stock owned by the Holder shall be made by assigning and delivering such shares to the Company. The shares shall be valued at Fair Market Value on the exercise date of the Option. Except as otherwise provided by law or the terms of the Stock Option Agreement, the option price may also be paid by the Holder directing the Company to withhold from the shares of Stock that would otherwise be issued upon exercise of the Option that number of shares having a Fair Market Value on the exercise date equal to the option price. A Holder who elects to exercise all or any part of his Option by directing the Company to withhold shares subject to the exercised Option shall notify the Company in writing of his intent to do so. A Holder electing to pay the option price in such manner shall receive the number of shares of Stock determined pursuant to the following formula:

         Number     Number of Shares           Fair Market Value         Option
         of      =  as to which the      x     on Exercise Date  - Price
                                               -------------------------
         Shares     Option is to be            Fair Market Value
                    exercised                  on Exercise Date

                  c. Other terms and conditions. If the Holder has not died or terminated, the Option shall become exercisable in such manner and within such period or periods, not to exceed 10 years from its Date of Grant, as set forth in the Stock Option Agreement upon payment in full, in any manner permitted under Section 7b. Except as otherwise provided in this Plan or in the applicable Stock Option Agreement, any Option may be exercised in whole or in part at any time. An Option may lapse under the following circumstances:

                           (i) Prior to the Holder's  termination  of employment
                  for any reason, the Option shall lapse ten (10) years after it is granted, unless an earlier time is set by the grant.


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                           (ii) If the Holder  separates from  employment  other
                  than by Normal Termination, it shall lapse at the time of Termination.

                           (iii)  If  the  Holder's   Termination  is  a  Normal
                  Termination, it shall lapse three months after his Normal Termination.

                           (iv) If the Holder dies  within the option  period or
                  within three months after Normal Termination, the Option shall lapse unless it is exercised within the option period and in no event later than 15 months after the date of the Holder's death. Upon the Holder's death, any exercisable Options may be exercised by the Holder's legal representative or representatives, by the person or persons entitled to do so under the Holder's last will and testament or, if the Holder shall fail to make testamentary disposition of such Option or shall die intestate, by the person or persons entitled to receive said Option under the applicable laws of descent and distribution.

                  d. Stock Option Agreement. Each Option granted under the Plan shall be evidenced by a "Stock Option Agreement" between the Company and the Holder of the Option containing such provisions as may be determined by the Committee, subject to the following terms and conditions.

                           (i) Any Option or portion thereof that is exercisable
                  shall be exercisable for the full amount or for any part thereof, except as otherwise determined by the grant.

                           (ii) Every share purchased through the exercise of an
                  Option shall be paid for in full at the time of the exercise. Each Option shall cease to be exercisable, as to any share, when the Holder purchases the share or exercises a related SAR or when the Option lapses.

                           (iii) Options shall not be transferable by the Holder
                  except by will or the laws of descent and distribution and shall be exercisable during the Hold er's lifetime only by him.

                           (iv)   Notwithstanding   any  provision  (other  than
                  Section 7e), in the event of a public tender for all or any portion of the Stock or in the event that a pro posal to merge, consolidate, or otherwise combine with another company is submitted for shareholder approval, the Committee may in its sole discretion declare previously granted Options to be immediately exercisable.

                  e. Individual dollar limitations. The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by any Holder in any calendar year may not exceed $100,000.

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                  8.       STOCK APPRECIATION RIGHTS

                  Any Option granted under the Plan may include a SAR, either at the time of grant or by amendment. SARs may also be separately granted pursuant to an Award. Such SARs shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose, including the following:

                  a. Right to exercise. A SAR issued pursuant to an Option shall be exercisable to the extent the Option is exercisable and only with the consent of the Committee. A SAR which is not issued pursuant to an Option shall only be exercisable during the Award period specified in the Stock rights agreement. Unless otherwise provided in the Stock rights agreement, the Holder's right to exercise any outstanding SARs shall terminate upon the Holder's termination of employment with the Company and its Subsidiaries for any reason, including but not limited to, resignation, discharge, death or disability.

                  b. Failure to exercise. If, on the last day of the option period or specified Award period, the Fair Market Value of the Stock exceeds the option price or SAR price determined at the time the Award is granted, and the Holder has not exercised such SAR, such right shall be deemed to have been exercised by the Holder on such last day.

                  c. Payment. An exercisable SAR granted pursuant to an Option shall entitle the Holder to surrender unexercised the Option in which it is included, or any portion thereof, and to receive in exchange therefor an amount equal to the excess of the "value", as hereinafter defined, of one share of Stock over the option price per share multiplied by the number of shares subject to the Option or portion thereof which is so surrendered. Upon exercise of a SAR not issued pursuant to an Option, the Holder shall receive Stock and/or cash in an amount equal to that number of shares of Stock having an aggregate value equal to the excess of the value of one share of Stock over the SAR price specified in the Stock rights agreement multiplied by the number of SARs exercised. The Committee may, in its sole discretion, elect to have the Company settle its obligation arising out of the exercise of a SAR by the payment of cash, the delivery of shares of Stock having an aggregate value equal to the amount of the Company's obligation as determined pursuant to this Section 8c, or partially by the payment of cash and partially by the delivery of shares. The
         Committee shall also have the right to place such limitations and restrictions on the Company's obligation to make such cash payments or deliver shares under SARs as the Committee, in its sole discretion, deems to be in the best interest of the Company. The term "value" as applied to shares shall be Fair Market Value on the trading day next preceding the date on which the SAR is exercised. To the extent that a SAR included in an Option is exercised, such Option shall be deemed to have been exercised, and shall not be deemed to have lapsed.

                  d. Other limitations. Such other limitations as the Committee and/or the Stock Option Agreement or Stock rights agreement shall impose.

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                  9.       PERFORMANCE SHARES

                  Each Performance Share shall be deemed to be the equivalent of one share of Stock. The Award of Performance Shares under the Plan shall not entitle the Holder to any interest in or to any dividend, voting, or other rights of a shareholder of the Company. Performance Shares shall be credited to a Performance Share account to be maintained for each Holder. The value of the Performance Shares in a Holder's Performance Share account at the time of Award or the time of payment shall be an amount equal to the Fair Market Value at such time of an equivalent number of shares of the Stock (subject to the limitation provided in Section 9c).

                  a. Award grants. Performance Share Awards may be made by the Committee, in its discretion, taking into account a Holder's responsibility level, performance, potential, cash compensation level, the Fair Market Value of the Stock at the time of the Awards, and such other factors as it deems appropriate. Grants of Performance Shares shall be deemed to have been on January 1 of the year in which such grants are made.

                  The Committee shall not, over the term of the Plan, grant to any single Holder as Performance Shares more than 30 percent of the maximum number of shares of Stock which may be granted under Paragraph 5a. Awards cancelled or portions of Awards not paid out in full to any single Holder shall not be included for purposes of applying this limitation.

                  b. Right to payment of Performance Shares. Following the end of the Award Period, the Holder of a Performance Share shall be entitled to receive payment from his Performance Share account based on the achievement or performance measures for such Award Period, as determined by the Committee. The Committee shall have the right to establish criteria for measuring executive performance prior to the beginning of the Award Period but subject to such later revisions as the Committee shall deem appropriate to reflect significant or unforeseen events or changes.

         In the event a Holder terminates employment during an Award Period, payment of outstanding Performance Share Awards will be as follows:

                           (i) If the Holder resigns or is discharged, no payment will be made and the Award will be completely forfeited.

                           (ii) If the Holder retires pursuant to the Company or
                  Subsidiary retirement plan covering that Holder, the Holder will be entitled to payment at the end of the Award Period in an amount which bears the same relationship to the Award's Fair Market Value upon the Valuation Date as the period of service completed after the grant of the Award but prior to the retirement bears to the Award Period.


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                           (iii) If the  Holder  dies or becomes  disabled,  the
                  Holder (or his designated beneficiary or the person entitled to his Performance Shares under Section 12d) will be entitled to payment at the end of the Award Period of a prorated amount which is determined in the same manner as the amount payable under Section 9b(ii).

                  c. Form and timing of payment. No payment of Performance Shares shall be made prior to the end of an Award Period. Payment therefor shall be made as soon as practicable after the receipt of audited financial statements relating to the last year of such period. The Committee may, in its discretion, limit the Company's payment obligation for Performance Shares to the lesser of Fair Market Value at the time of payment or an amount equal to not more than 200 percent of the Fair Market Value at the time such Performance Shares were granted.

                  The payment to which a Holder shall be entitled at the end of an Award Period shall be a dollar amount equal to the Fair Market Value on the Valuation Date (or such lesser amounts as the Committee may establish) of the number of shares of Stock equal to the number of Performance Shares earned and payable to him in accordance with Section 9b. Payment shall normally be made 50 percent in cash and 50 percent in Stock. The Committee, however, may authorize payment in such other combinations of cash and Stock or all in cash or all in Stock, as it deems appropriate.

                  The number of shares of Stock to be paid in lieu of cash will be determined by dividing the portion of the payment not paid in cash by:

                           (i) The Fair Market Value of Stock on the date on which the shares are issued by the Company, or

                           (ii) The price per share paid for shares purchased for a Holder's account should the Committee determine, in its discretion, to authorize the purchase of shares on behalf of the Holder on the open market or through private purchase.

                  10.      RESTRICTED STOCK AWARDS

                  a. Restriction period to be established by the Committee. At the time a Restricted Stock Award is made, the Committee shall establish a period of time (the "Restriction Period") applicable to such Award, which shall not be less than three years. At the discretion of the Committee, each Restricted Stock Award may have a different Restriction Period. In the event of a public tender for all or any portion of the Stock or in the event that any proposal to merge or consolidate the Company with another company is submitted to the shareholders for a vote, the Committee may in its sole discretion change or eliminate the Restriction Period. Except as permitted above, under Section 10c, or pursuant to Section 13, the Restriction Period applicable to a particular Restricted Stock Award shall not be changed.
                  b. Other terms and conditions. Stock awards pursuant to a Restricted Stock Award shall be represented by a stock certificate

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

         registered in the name of the Holder of such Restricted Stock Award. The Holder shall have the right to enjoy all shareholder rights during the Restriction Period with the exception that:

                           (i) The Holder shall not be entitled to delivery of the stock certificate until the Restriction Period has expired.

                           (ii) The Company may either issue shares subject to such restrictive legends and/or stop transfer instructions as it deems appropriate or provide for retention of custody of the Stock during the Restriction Period.

                           (iii) The Holder may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the Stock during the Restricted Period. (iv) A breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Award shall cause a forfeiture of the Restricted Stock Award, and any dividends withheld thereon.

                           (v) Cash and Stock dividends may be either currently paid or withheld by the Company for the Holder's account. At the discretion of the Committee, interest may be paid on the amount of cash dividends withheld, including cash dividends on stock dividends, at a rate and subject to such terms as shall be determined by the Committee.

                  c. Forfeiture provisions. In the event a Holder terminates employment during a Restriction Period, his right to a Restricted Stock Award will be determined as follows:

                           (i) If the Holder resigns or is discharged, the Award will be completely forfeited.

                           (ii) Except as otherwise provided in Section 10c(iv), if the Holder retires, pursuant to the Company or Subsidiary retirement plan covering that Holder, the Holder will be vested in that portion of the Award as bears the same relationship to the entire Award as the period of service completed beginning on the date the Award was made and ending on such retirement bears to the Restriction Period.

                           (iii) Except as otherwise provided in Section 10c(iv), if the Holder dies or becomes disabled, the Holder (or his designated beneficiary or the person entitled to his Restricted Stock under Section 12d) will be vested in a portion of the Award, with such portion to be determined in the same manner as the portion under Section 10c(ii).

                           (iv) Notwithstanding Section 10c(ii) and (iii), if one or more of the restrictions placed on a Restricted Stock Award by the Committee require an action by the Holder or the occurrence of an event


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                           other  than  the  passage  of time,  and  the  Holder
                           retires,   dies  or  becomes  disabled   before  such
                           restriction or restrictions have been satisfied, the Holder shall not be vested in any portion of the Award unless the Committee, in its sole and absolute discretion, elects to waive satisfaction of such
                           restriction   or   restrictions  as  a  condition  of
                           receipt of all or any part of the Award.

         Any portion of a Restricted Stock Award in which the Holder is vested shall be received as soon as practicable following termination.

                  d. Payment for Restricted Stock. A Holder shall not be required to make any payment for Stock received pursuant to a Restricted Stock Award.

                  11.      DIVIDEND EQUIVALENTS

                  Any Option granted under the Plan may include at no additional cost Dividend Equivalents, either at the time of grant or by amendment. Dividend Equivalents will be based on the dividends declared on the Stock on record dates during the period between the date an Option is granted or the date the Dividend Equivalents are granted, if later, and the date such Option is exercised. Such Dividend Equivalents shall be converted to additional shares of the Stock as follows:

   Number of Dividend         Number of Shares              Dividend
   Equivalent Shares     =    Under the Option      x       per Share
                              ----------------              ---------
                                                            Book Value of Share

                  The Dividend Equivalents earned with respect to a Holder shall be distributed to the Holder (or his successor in interest) in the form of shares of the Stock at the time the Option is exercised. Dividend Equivalents shall be computed, as of each dividend record date, both with respect to the number of shares under the Option and with respect to the number of Dividend Equivalent shares previously earned by the Holder (or his successor in interest) and not issued during the period prior to the dividend record date. For purposes of this Section 11, the book value of a share of the Stock shall be determined in accordance with the Company's regular established accounting practices as of the last business day of the month immediately preceding the dividend record date.

                  12.      GENERAL

                  a. Government and other regulations. The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register under the Securities Act of 1933, as amended (the "1933 Act"), any of the shares of Stock paid under the Plan. If the shares paid under the Plan may in certain circumstances be exempt from registration under the 1933 Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.


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                  b.  Tax   withholding.   The  Company  or  a  Subsidiary,   as
         appropriate, shall have the right to deduct from all Awards paid in cash any federal, state or local taxes as required by law to be withheld with respect to such cash payments and, in the case of Awards paid in Stock, the Holder may be required to pay to the Company or a Subsidiary, by check, in shares of Stock owned by the Holder to the extent permitted by law, or in any combination thereof elected by the Holder, the amount of any such taxes which the Company or Subsidiary is required to withhold with respect to such Stock. Payment of taxes with shares of Stock owned by the Holder shall be made by assigning and delivering such shares to the Company. Such shares shall be valued at Fair Market Value on the business day immediately preceding the date on which such shares are assigned or delivered. Except as otherwise provided by law or the terms of the governing Award agreement, any taxes which are required to be withheld with respect to an Award paid in Stock may also be paid by the Holder directing the Company to withhold from the shares of Stock that would otherwise be issued pursuant to the Award, that number of shares having a Fair Market Value on the earlier of the date the Award is exercised or the date the Award is paid (the "Applicable Date") equal to the taxes due. A Holder who elects to pay any taxes due by directing the Company to withhold shares subject to the Award shall notify the Company in writing of his intent to do so. A Holder making such election shall receive the number of shares of Stock determined pursuant to the following formula.

         Number          Number of             Fair Market Value     Taxes
         of         =    Shares Subject   x    on Applicable Date -  Due
                                               -------------------------
         Shares          to Award              Fair Market Value on
                                               Applicable Date

                  c. Claim to Awards and employment rights. No employee or other person shall have any claim or right to be granted an Award under the Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or a Subsidiary.

                  d. Beneficiaries. Except as otherwise provided in Section 7, dealing with Options, or in the agreement evidencing an Award, any payment of Awards due under this Plan to a deceased Holder shall be paid to the beneficiary designated by the Holder and filed with the Committee, provided that if the Holder is married, a designation of a person other than the Holder's spouse as his beneficiary with respect to more than 50 percent of the Holder's interest in the Award shall not be effective without the written consent of the Holder's spouse. If no such beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto under the Holder's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time provided the change or revocation is filed with the Committee.

                  e. Nontransferability. Subject to Sections 7d(iii) and 12d, a person's rights and interests under the Plan, including amounts payable, may not be assigned, pledged, or transferred, provided that a person's rights and interests under the Plan may be assigned,

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



pledged or transferred pursuant to a domestic relations order which satisfies the requirements for a "qualified domestic relations order" set forth in Section 414(p)(1)(A) of the Code.

                  f. Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by him in satisfaction of judgment in such action, suit, or proceeding against him. He shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

                  g. Reliance on reports. Each member of the Committee and each member of the Board shall be fully justified in relying or acting in good faith upon any report made by the independent public accountants of the Company and its Subsidiaries and upon any other information furnished in connection with the Plan by any person or persons other than himself. In no event shall any person who is or shall have been a member of the Committee or of the Board be liable for any determination made or other action taken, including the furnishing of information, or failure to act, if in good faith.

                  h. Relationship to other benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary.

                  i. Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

                  j. Pronouns. Masculine pronouns and other words of masculine gender shall refer to both men and women.

                  k. Titles and headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

                  l. Fractional shares. No fractional shares of stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or rounding down.



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         13.      CHANGES IN CAPITAL STRUCTURE

                  In the event a stock dividend is declared upon the Stock, the shares of Stock then subject to each Award (and the number of shares subject thereto) shall be increased proportionately without any change in the aggregate purchase price therefor. In the event the Stock shall be changed into or exchanged for a different number or class of shares of stock or stock of another corporation, whether through reorganization, recapitalization, stock split-up, combination of shares, merger or consolidation, there shall be substituted for each such share of Stock then subject to each Award (and for each share of Stock then subject thereto) the number and class of shares of Stock into which each outstanding share of Stock shall be so exchanged, all without any change in the aggregate purchase price for the shares then subject to each Award.

                  Subject to any required action by the stockholders, if the Company shall be the surviving or resulting corporation in any merger or consolidation, any Award granted hereunder shall pertain to and apply to the securities or rights to which a holder of the number of shares of Stock subject to the Award would have been entitled; but a dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving or resulting corporation, shall, in the sole discretion of the Committee:

                  (a) Cause every Award outstanding hereunder to terminate, except that the surviving or resulting corporation, in its absolute and uncontrolled discretion, may tender an option or options to purchase its shares or exercise such rights on terms and conditions, as to the number of shares and rights and otherwise, which shall substantially preserve the rights and benefits of any Award then outstanding here under; or

                  (b) Subject to the requirements of Section 7e, give each Holder the right to exercise Options and/or other Awards prior to the occurrence of the event otherwise terminating the Options and/or other Awards over such period as the Committee, in its sole and absolute discretion, shall determine.

         14.      AMENDMENTS AND TERMINATION

                  The Board may at any time terminate the Plan.

                  The Board may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Plan, in whole or in part, provided, however, that the Board's authority hereunder shall be subject to such restriction as may be required to comply with Section 16(b) of the Code and/or
Section 162(m) of the Code.

                  The Committee may cancel or reduce or otherwise alter a Holder's outstanding Awards thereunder if, in its judgment, (a) such action is necessary to comply with applicable securities laws, or (b) such action would be in the best interests of the Company provided that it obtains the written consent of the Holder.


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                  IN WITNESS  WHEREOF,  the  Company  has caused this Plan to be executed by its duly authorized representative this 11th day of December, 1996.


                                                 TITAN MOTORCYCLE CO. OF AMERICA


                                                 By   /s/ Frank Keery
                                                   -----------------------------
                                                      Its CEO





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



                                                                    EXHIBIT 10.1

                         Consent of Bruce L. Dibb, P.C.






Board of Directors
Titan Motorcycle Co. of America
Phoenix, Arizona

         The undersigned hereby consents to the use of the name of the firm of the undersigned and to the use of any opinion or any statement that the undersigned has reviewed or passed upon any written information in the Registration Statement. In giving this consent the undersigned is required under any act, or under the Rules and Regulations of the Commission thereunder.



                                                     Sincerely,



                                                     /s/   Bruce L. Dibb P.C.



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                                                                    EXHIBIT 10.2

                        CONSENT OF INDEPENDENT AUDITORS'
                        --------------------------------




Board of Directors
Titan Motorcycle Co. of America
Phoenix, Arizona



We consent to the use in this Registration Statement of Titan Motorcycle Co. of America on Form 10-SB/A1, of our report dated March 12, 1998 of Titan Motorcycle Co. of America for the years ended December 31, 1997 and 1996, which are part of this Registration Statement, and to all references to our firm included in this Registration Statement.



 /s/  Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah

August 31, 1998


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